PROXY
STATEMENT



2024



YOU LEAD THE WAY.
WE'VE GOT YOUR BACK.

We believe with the right backing, people and businesses have the power to progress in incredible ways.

Our culture is built on strong relationships and shared values and purpose. The American Express Blue Box Values guide how we operate as a company and bring our company vision—to provide the world's best customer experience every day—to life with trust, integrity, equity and respect. One of our most important values is "We Do What's Right," which serves as the foundation of how we make decisions and conduct business.

With an unwavering commitment to back our customers, colleagues and communities, we proudly strive to uphold our company values and powerful backing promise every day.

Notice of Annual Meeting of Shareholders

March 15, 2024



WHEN

Monday, May 6, 2024
9:00 a.m. Eastern Time



WHERE

www.virtualshareholdermeeting.com/AXP2024



RECORD DATE

March 8, 2024

Items of Business

To vote on the following proposals:

- Election of directors proposed by our Board of Directors for a term of one year, as set forth in this Proxy Statement
- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024
- Advisory resolution to approve executive compensation (Say-on-Pay)
- Approval of the Second Amended and Restated American Express Company 2016 Incentive Compensation Plan
- Three shareholder proposals, if properly presented at the meeting
- Such other business that may properly come before the meeting

ADMISSION

We have decided to hold our Annual Meeting of Shareholders virtually to enhance access for shareholders. Shareholders will be able to listen, vote and submit questions via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2024 by using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Shareholders with control numbers who attend the Annual Meeting of Shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting, including the ability to ask questions.

Please retain the 16-digit control number should you decide to attend the virtual Annual Meeting. Shareholders without a control number may attend the Annual Meeting of Shareholders as a guest but they will not have the ability to vote or submit questions during the meeting. Attendees may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time.

Detailed information regarding our 2024 Annual Meeting of Shareholders, including how to cast your vote and ask questions before and during the meeting, can be found in "Other Information" starting on page 114 of this Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2024 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2024:

Our Proxy Statement and Annual Report are available online at http://ir.americanexpress.com.* We will mail to certain shareholders a notice of internet availability of proxy materials, which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about March 15, 2024.

Even if you do not plan to attend the meeting, your vote is important to us. Please review the materials and exercise your shareholder right to vote.

By Order of the Board of Directors,

Kristina V. Fink

Kristina V. Fink
Corporate Secretary and Chief Governance Officer

* Web links throughout this document are provided for convenience only. Information from the American Express website is not incorporated by reference into this Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You can identify forward-looking statements by words such as "believe," "expect," "anticipate," "intend," "plan," "aim," "will," "may," "should," "could," "would," "likely," "estimate," "predict," "potential," "continue" or other similar expressions. Actual results may differ from those set forth in the forward-looking statements due to a variety of factors, including those contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and the Company's other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements.

Table of Contents

Proxy Summary

Our Company's Strategic Imperatives

American Express Company (the Company) is a globally integrated payments company, providing customers with access to products, insights and experiences that enrich lives and build business success. Our integrated payments platform includes card-issuing, merchant-acquiring and card network businesses. We are a leader in providing credit and charge cards to a broad range of customers, including consumers, small businesses, mid-sized companies and large corporations around the world. We seek to grow by focusing on four strategic imperatives:

| Expand leadership in the premium consumer space | Build on our strong position in commercial payments | Strengthen our global, integrated network | Build on our unique global position |

Business Performance

In 2023, we focused on continuing to execute our growth plan. Business performance highlights in 2023 include:

- Grew total billed business by 9% versus the prior year, with growth driven by spending from our U.S. consumer Card Members and Card Members outside of the U.S.;

- Continued to drive strong customer engagement and demand for our premium products remained robust;

- Added 12.2 million new proprietary cards, bringing the total number of cards-in-force issued on our global network to over 140 million;

- Continued to drive generational relevance, with Millennial & Gen-Z customers representing over 60% of new consumer account acquisitions globally;

- Achieved strong, industry-leading credit performance, with net write-off and delinquency rates for Card Member loans and receivables below pre-pandemic levels; and

- Sustained virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants able to accept American Express[1], and continued to grow international coverage.

Financial Results

2023 financial highlights include:

- Total revenue reached an all-time high of $60.5 billion, up 14% versus the prior year, or 15% on an FX-adjusted basis[2];

- Revenue growth was broad-based, driven by a mix of spend, lend and fee revenue;

- Diluted earnings per share (EPS)[3] for the full year 2023 were $11.21;

- $5.3 billion of capital was returned to our shareholders in the form of share repurchases and dividends; and

- 1-year Total Shareholder Return of 29% outperformed the S&P Financials Index by 17 percentage points[4].

[1] Source: Company internal data and The Nilson Report, February 2024.

[2] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2023 foreign exchange rates apply to 2022 results). Total revenues net of interest expense on an FX-adjusted basis is a non-GAAP measure. See Annex A for a reconciliation. Management believes the presentation of information on an FX-adjusted basis is helpful to investors by making it easier to compare the Company's performance in one period to that of another period without the variability caused by fluctuations in currency exchange rates.

[3] Attributable to common shareholders. Represents net income less earnings allocated to participating share awards, dividends on preferred shares and other items.

[4] Total Shareholder Return (TSR) is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Calculated as of December 31, 2023.

Financial Performance Highlights

$60.5B TOTAL REVENUE YoY Growth: 14% / 15% Reported / FX-adjusted[1]	**$8.4B** NET INCOME	**$1.5T** TOTAL BILLED BUSINESS YoY Growth: 9%
$193B TOTAL LOANS AND CARD MEMBER RECEIVABLES YoY Growth: 13%	**$11.21** EPS[2]	**31.5%** ROE[3]
$3.5B SHARE REPURCHASES	**$1.8B** DIVIDENDS	**141M** CARDS-IN-FORCE

[1] Refer to footnote 2 under "Financial Results" on page 1 for details regarding FX-adjusted information.

[2] Refer to footnote 3 under "Financial Results" on page 1 for details regarding EPS.

[3] Return on average equity (ROE or Return on Equity) is calculated by dividing (i) net income for the period by (ii) average shareholders' equity for the period.

How Our Compensation Program Supports Our Business Strategy

Our executive compensation program is designed to support the longevity and stability of the Company by driving long-term business outcomes, promoting strong governance practices and encouraging responsible risk-taking. This is achieved by linking individual pay with the Company's performance on a diverse set of measures as well as financial and strategic goals. All senior executives have a large portion of compensation that is variable and covers annual and multi-year performance periods. Long-Term Incentive Awards are designed to align executives with the Company's long-term performance using performance-based equity awards in the form of Performance Restricted Stock Units and Stock Options. Further, the Company Scorecard incentivizes performance and includes key objectives in four categories: Shareholder, Customer, Colleague and Strategic.

To support strong oversight, our Compensation and Benefits Committee approves performance goals across our categories and certifies performance outcomes.

Our executive compensation program, including compensation principles and strategy, is discussed in detail under the "Compensation Discussion and Analysis" section of this Proxy Statement.

Shareholder Engagement and Responsiveness to 2023 Say-on-Pay Vote

At the 2023 Annual Meeting of Shareholders, approximately 54% of the votes cast were in favor of the advisory vote to approve executive compensation (Say-on-Pay). Following the vote, we sought specific feedback from our shareholders and other stakeholders regarding executive compensation-related matters. Management created a cross-functional group to review feedback received and identify recommendations for the Compensation and Benefits Committee to assess over the course of several months. As a result, we have committed that our Chairman and Chief Executive Officer (CEO), Stephen J. Squeri, will not receive any future special awards and enhanced our compensation disclosure. Our responsiveness to the vote is discussed in detail under "2023 Shareholder Engagement and Responsiveness to 2023 Say-on-Pay Vote" of the "Compensation Discussion and Analysis" section on page 53.

Our Board of Directors

The following provides current summary information about each director nominee. Our director nominees possess a range of diverse skills, backgrounds, experience and viewpoints that we believe are integral to an effective and well-functioning board. For more information about our director nominees, please see our "Board Experience and Diversity Matrix" on page 6. Detailed information about each director nominee's qualifications, experience and expertise can be found in their biographies starting on page 7.

Our Director Nominees

Name	Position	Age	Director Since	AC	CB	NGPR	R
Thomas J. Baltimore	Director	60	2021	■			
John J. Brennan	Lead Independent Director	69	2017	■	●		
Walter J. Clayton III	Director	57	2022	●		■	
Theodore J. Leonsis	Director	68	2010		■	■	
Deborah P. Majoras	Director	60	2022			■	■
Karen L. Parkhill	Director	58	2020	■			●
Charles E. Phillips	Director	64	2020		■		■
Lynn A. Pike	Director	67	2020		■		
Stephen J. Squeri	CEO & Chairman	65	2018				
Daniel L. Vasella	Director	70	2012		■	■	
Lisa W. Wardell	Director	54	2021	■			■
Christopher D. Young	Director	52	2018			●	■

■ Member   ● Chair

AC Audit and Compliance   **CB** Compensation and Benefits   **NGPR** Nominating, Governance and Public Responsibility   **R** Risk



5 Years
Average Tenure

62 Years
Average Age

58%[1]
Gender or
Ethnic Diversity

[1]   Based on self-identified characteristics.

Corporate Governance Highlights

BOARD STRUCTURE AND INDEPENDENCE

- Engaged and autonomous Lead Independent Director with explicit duties and responsibilities
- All directors are independent except the Chairman
- Diverse and highly skilled Board that provides a range of viewpoints

- Annual review of optimal Board leadership structure for the Company
- Executive sessions of the independent directors led by the Lead Independent Director at each regular in-person Board meeting without Management present

- Executive sessions at committee meetings led by independent committee chairs without Management present



SHAREHOLDER RIGHTS

- Proxy access rights
- Annual election of all directors
- Annual advisory vote on executive compensation

- Majority voting for directors (in uncontested elections)
- Shareholder feedback regularly shared with the Board and its committees

- Shareholders representing at least 25% of outstanding shares are able to call special meetings



BOARD OVERSIGHT

- Oversight of the Company's annual business plan and corporate strategy, succession planning and risk management
- Monitors the Company's workplace culture, "tone at the top" and values
- Proactive, comprehensive and strategic Board and senior Management succession planning
- Annual dedicated Board meeting focused on Company strategy
- Audit and Compliance Committee receives whistleblower claims, fraud situations and Management reports regarding significant ethical violations

- Key Management and rising talent reviewed at an annual talent review
- Director access to experts and advisors, both internal and external
- The Audit and Compliance Committee oversees the integrity of the Company's financial statements and legal and regulatory compliance
- The Nominating, Governance and Public Responsibility Committee oversees ESG and corporate sustainability matters

- The Compensation and Benefits Committee oversees colleague experience initiatives, including strategies relating to diversity, equity and inclusion, key talent metrics, pay equity and colleague health and well-being
- Risk-aware culture overseen by the Risk Committee, which also oversees cybersecurity and ESG risks – in particular, climate risks



STRONG CORPORATE GOVERNANCE PRACTICES

- Prohibition of hedging and pledging transactions by executive officers and directors
- Sound policy on public company board service
- Responsive, active and ongoing shareholder engagement
- Strategic succession planning resulting in regular Board and committee refreshment with a range of tenures, variety of experiences and diversity of perspectives
- Annual review of committee charters, Corporate Governance Principles and related policies

- Robust Code of Business Conduct for Members of the Board of Directors and Code of Conduct for American Express colleagues, each with an annual certification requirement
- Annual written Board and committee performance evaluations
- Comprehensive clawback policies for senior executives
- Robust annual risk assessment of executive compensation programs, policies and practices

- Significant share ownership requirements for senior Management and directors
- Mandatory retirement age of 72 for Board members
- Comprehensive ESG strategy and goals
- Wide-ranging and comprehensive director onboarding program along with robust continuing educational programs



For a detailed discussion of our corporate governance framework and our director nominees, please see "Corporate Governance at American Express" beginning on page 5.

Corporate Governance at American Express

Item 1: Election of Directors for a Term of One Year

The Board recommends a vote **FOR** each of the Director Nominees.

Our Board currently has 14 members. Twelve of our directors are standing for re-election to hold office until the 2025 Annual Meeting of Shareholders or until their successors are duly elected and qualified. Two of our current directors, Peter Chernin and Ralph de la Vega, are retiring, having reached our mandatory retirement age, and are not standing for re-election. We thank them for their years of dedicated service and wish them continued success in the future. Our Board has appointed Laureen E. Seeger, Kristina V. Fink and David A. Kanarek as proxies to vote your shares on your behalf. The proxies intend to vote for the election of each of the 12 candidates nominated by the Board unless you indicate otherwise on your proxy or voting instruction form or when you vote by telephone or online. Each candidate has consented to being named in this Proxy Statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

Our Board's Composition

Except for Mr. Squeri, our Board is comprised of independent directors. As illustrated by our Board Experience and Diversity Matrix and the director biographies starting on page 6, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

We continually review our Board's composition to identify the skills needed for our Company both in the near term and into the future. Ongoing strategic board succession planning, along with our mandatory retirement age for directors, are designed to ensure that the Board continues to maintain an appropriate mix of objectivity, skills and experiences to provide fresh perspectives and effective oversight and guidance to Management, while leveraging the institutional knowledge and historical perspective of our longer-tenured directors. Over the next few years, certain of our current Board members will retire due to our mandatory retirement age. With this in mind, our Board has been actively engaged in succession planning and has added seven new members since 2020. We believe that having Board members with varying tenures allows for knowledge transfer and information sharing between our newer directors and our retiring directors and ensures an orderly and effective Board succession process over the next few years.

Our Board Experience and Diversity Matrix

12 Director Nominees	Baltimore	Brennan	Clayton	Leonsis	Majoras	Parkhill	Phillips	Pike	Squeri	Vasella	Wardell	Young
Experience and Skills												
Brand and Marketing				•				•	•	•		•
Core Business Operations & Management (including Human Capital Management)	•	•	•	•	•	•	•	•	•	•	•	•
Financial Services & Investment Experience	•	•	•	•		•	•	•	•	•		
Global Business		•		•	•	•	•		•	•	•	•
Government, Legal / Regulatory		•	•		•		•	•		•		
Public Company CEO Experience	•								•	•	•	
Public Company Governance		•	•	•	•	•	•	•	•	•	•	•
Risk and Audit Oversight	•	•	•		•	•	•	•	•	•	•	•
Technology & Cybersecurity			•		•	•	•		•			•
Demographics[1]												
Gender												
Male	•	•	•	•			•		•	•		•
Female					•	•		•			•	
Race / Ethnicity												
Black or African American	•						•				•	•
White or Caucasian		•	•	•	•	•		•	•	•		

[1] Based on self-identified characteristics.

Our Director Nominees

As our Board Experience and Diversity Matrix illustrates, our director nominees have a variety of skills and experiences that help the Company execute its strategy. Specifically, our director nominees hold and have held senior positions as leaders of various large, complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers, senior regulators and members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other public, private and non-profit boards brings valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, compensation, risk management, cybersecurity, financial reporting and regulatory compliance.

Detailed biographical information for each director nominee follows. We have included career highlights, other public directorships and select professional and community contributions along with the top qualifications, experience, skills and expertise that we believe each director brings to our Board. Our Board considered all of the aforementioned attributes and the results of our annual board evaluations when deciding to re-nominate the following directors.



Thomas J. Baltimore
DIRECTOR SINCE 2021

Age: **60**
Independent

Committee:
Audit and Compliance

Skills:

Core Business Operations & Management	Financial Services & Investment	Public Company CEO Experience	Public Company Governance	Risk & Audit Oversight

Mr. Baltimore's extensive hospitality and real estate experience coupled with his public company CEO position allows him to provide a valuable and diverse perspective to our Board.

Mr. Baltimore has been Chairman and CEO of Park Hotels & Resorts, Inc., a NYSE-listed lodging real estate investment trust, since 2016. From 2011 to 2016, Mr. Baltimore was President, CEO and Director of RLJ Lodging Trust, a NYSE-listed real estate investment company.

Mr. Baltimore currently serves as an Executive Committee member of the American Hotel & Lodging Association; a director of the University of Virginia Investment Management Company; a board member of the UVA McIntire School of Commerce Foundation; and a director of the Real Estate Roundtable. Mr. Baltimore is also a member of the board of directors of Park Hotels & Resorts, Inc. and Comcast Corporation. He is also a member of the audit committee of the board of directors of Comcast Corporation. Previously, he was a member of the board of directors of AutoNation, Inc. and Prudential Financial, Inc. Mr. Baltimore received his Bachelor of Science and his Master of Business Administration degrees from the University of Virginia.



John J. Brennan *DIRECTOR SINCE 2017*

Age: **69**
Lead Independent
Director

Committees:
Audit and Compliance
Compensation and Benefits (Chair)

Skills:

Core Business Operations & Management	Financial Services & Investment	Global Business	Government, Legal / Regulatory	Public Company Governance	Risk & Audit Oversight

Mr. Brennan's extensive career at The Vanguard Group, Inc. (Vanguard) provides him with the ability to understand our institutional investors' perspectives and a deep knowledge of the financial industry's operations and regulations, risk oversight and management and audit and reporting matters.

Mr. Brennan has been Chairman Emeritus and Senior Advisor at Vanguard, a global investment management company, since 2010. Mr. Brennan joined Vanguard in July 1982, was elected Chief Financial Officer (CFO) in 1985, President in 1989, CEO from 1996 to 2008 and Chairman of the Board from 1998 to 2009.

Mr. Brennan was Chairman of the Board of Governors of the Financial Industry Regulatory Authority; Chairman of the Board of Trustees of the University of Notre Dame; Chairman of the Vanguard Charitable Endowment Program; and Founding Trustee of the King Abdullah University of Science and Technology in Saudi Arabia. Mr. Brennan is a former Chairman of the Financial Accounting Foundation, an overseer of financial accounting and reporting standard-setting boards. Previously, he served as a member of the board of directors of General Electric Company and LPL Financial Holdings, Inc. Mr. Brennan received his Bachelor of Arts from Dartmouth College and his Master of Business Administration from Harvard University.



Walter J. Clayton III *DIRECTOR SINCE 2022*

Age: **57**
Independent

Committees:
Audit and Compliance (Chair)
Nominating, Governance and Public Responsibility

Skills:

Core Business Operations & Management	Financial Services & Investment	Government, Legal / Regulatory	Public Company Governance	Risk & Audit Oversight	Technology & Cybersecurity

Mr. Clayton's breadth of legal and regulatory experience, as well as his deep knowledge and understanding of domestic and international financial markets, make him an asset to our Board.

Mr. Clayton has been Senior Policy Advisor and Of Counsel at Sullivan & Cromwell LLP since 2021. Prior to that, Mr. Clayton served as Chair of the U.S. Securities and Exchange Commission (SEC) from 2017 to 2020. During that time, in addition to chairing the SEC, he was a member of the President's Working Group on Financial Markets, the Financial Stability Oversight Council and the Financial Stability Board. Mr. Clayton also participated on the Board of the International Organization of Securities Commissions. Prior to joining the SEC, Mr. Clayton was a partner at Sullivan & Cromwell LLP, where he was a member of the firm's management committee and co-head of the firm's corporate practice and cybersecurity group (2001-2017). From 2009 to 2017, Mr. Clayton was a Lecturer in Law and Adjunct Professor at the University of Pennsylvania Law School and, since 2021, has been an Adjunct Professor at both the Wharton School and the Carey Law School of the University of Pennsylvania.

Mr. Clayton is currently the independent chair, chair of the executive committee and a member of the nominating and corporate governance committee of Apollo Global Management. He is also a member of the Federal Deposit Insurance Corporation's Systemic Resolution Advisory Committee. Mr. Clayton received his Bachelor of Science from the University of Pennsylvania, his Bachelor of Arts and Master of Arts from the University of Cambridge and his Juris Doctor from the University of Pennsylvania.



Theodore J. Leonsis
DIRECTOR SINCE 2010

Age: **68**
Independent

Committees:
Compensation and Benefits
Nominating, Governance and Public Responsibility

Skills:


Brand and Marketing


Core Business Operations & Management


Financial Services & Investment Experience


Global Business


Public Company Governance


Technology & Cybersecurity

Mr. Leonsis' success as an innovator and entrepreneur allows him to identify business opportunities and drive new strategies based on changing technologies, social media and digital trends.

Mr. Leonsis founded Monumental Sports & Entertainment, LLC, a sports, entertainment, media and technology company in 2010 and is currently the chairman and CEO. Mr. Leonsis was Chairman of Revolution Money, Inc., which American Express acquired in January 2010. From 1994 to 2006, Mr. Leonsis held several executive positions and was Vice Chairman Emeritus of AOL LLC, a leading global ad-supported internet company.

Mr. Leonsis serves as a board member for the Hellenic Initiative and for OxiWear. He is the Advisory Board Chair for Georgetown Entrepreneurship; the Chairman for D.C. College Access Program, Inc.; co-founder and Vice-Chair for the Greater Washington Partnership; and co-founder and co-Executive Chairman of aXiomatic Gaming. Mr. Leonsis is also a council member for the National Museum of African American History and Culture. Mr. Leonsis currently serves as chairman of the board of directors, chair of the nominating and governance committee, a member of the audit committee and a member of the executive committee of Groupon, Inc. He received his Bachelor of Arts from Georgetown University.



Deborah P. Majoras
DIRECTOR SINCE 2022

Age: **60**
Independent

Committees:
Nominating, Governance and Public Responsibility
Risk

Skills:


Core Business Operations & Management


Global Business


Government, Legal / Regulatory


Public Company Governance


Risk and Audit Oversight


Technology & Cybersecurity

Ms. Majoras brings decades of legal, regulatory and public policy experience to our Board.

Ms. Majoras joined Procter & Gamble Co. in 2008 and was named Chief Legal Officer and Corporate Secretary in 2010, where she served in such capacity until 2022. She was previously Chair of the Federal Trade Commission from 2004 until 2008. Ms. Majoras served as Deputy Assistant Attorney General and later Principal Deputy of the U.S. Department of Justice's Antitrust Division from 2001 to 2003. Earlier in her career, she was an associate and partner at the law firm Jones Day LLP.

Ms. Majoras previously served on the board of directors of the Leadership Council on Legal Diversity. She is currently a member of the executive committee of the United States Golf Association and serves on the boards of Westminster College and the First Tee Foundation. Ms. Majoras is a member of the board of directors, chair of the sustainability and public policy committee and a member of the nominating and corporate governance committee of Valero Energy Corporation. Ms. Majoras received her Bachelor of Arts from Westminster College and her Juris Doctor from the University of Virginia.



Karen L. Parkhill   DIRECTOR SINCE 2020

Age: **58**
Independent

Committees:
Audit and Compliance
Risk (Chair)

Skills:

Core Business Operations & Management | Financial Services & Investment | Global Business | Public Company Governance | Risk & Audit Oversight | Technology & Cybersecurity

Ms. Parkhill contributes her broad-ranging financial accounting expertise and banking experience to our Board.

Ms. Parkhill has been Executive Vice President and CFO of Medtronic, Inc. since 2016, where she serves on the operating and executive committees, is chair of the ESG committee and leads the global finance organization and other key supporting functions including Treasury, Controller, Tax, Internal Audit, Investor Relations, Strategy, Business Development and Information Technology. Previously, Ms. Parkhill was the Vice Chairman and CFO of Comerica Inc. from 2011 to 2016. Prior to Comerica Inc., she was the CFO of the Commercial Banking business at JP Morgan Chase and Co. from 2005 to 2011.

Ms. Parkhill previously served as a member of the International Women's Forum, as a National Trustee for the Boys and Girls Club of America and on the board of directors of Methodist Health System. Ms. Parkhill received her Bachelor of Science from Southern Methodist University and her Master of Business Administration from the University of Chicago.



Charles E. Phillips   DIRECTOR SINCE 2020

Age: **64**
Independent

Committees:
Compensation and Benefits
Risk

Skills:

Core Business Operations & Management | Financial Services & Investment | Global Business | Government, Legal / Regulatory | Public Company Governance | Risk & Audit Oversight | Technology & Cybersecurity

Mr. Phillips' extensive career in the technology industry and financial services provides him with a valued perspective on our Board.

Mr. Phillips has been the Managing Partner and co-founder of Recognize, a technology private equity firm, since 2020. From 2010 to 2020, Mr. Phillips was the Chairman and CEO of Infor, Inc., an enterprise software application provider. Prior to that, he was President of Oracle Corporation and a Managing Director at Morgan Stanley. Mr. Phillips is a former director of the Federal Reserve Bank of New York.

Mr. Phillips currently serves as a director for Apollo Theater and the Council on Foreign Relations. Mr. Phillips also serves as a member of the board of directors of Paramount Global and Compass, Inc. He is currently a member of Paramount Global's nominating and governance committee and Compass' audit committee and nominating and corporate governance committee. Mr. Phillips also serves as Compass, Inc.'s lead independent director. Previously, Mr. Phillips served as a member of the board of directors of Oscar Health. Mr. Phillips received his Bachelor of Science from the United States Air Force Academy, his Master of Business Administration from Hampton University and his Juris Doctor from New York University.



Lynn A. Pike
DIRECTOR SINCE 2020

Age: **67**
Independent

Committee:
Compensation and Benefits

Skills:

 Brand & Marketing    Core Business Operations & Management    Financial Services & Investment    Government, Legal / Regulatory    Public Company Governance    Risk & Audit Oversight

Ms. Pike brings extensive payments and financial industry experience to our Board and has served as the Chair of the Board of American Express National Bank, our U.S. banking subsidiary, since 2019, including as co-Chair with Stephen Squeri from 2021 to 2022. Ms. Pike joined the board of American Express National Bank in 2013 and is a member of American Express National Bank's Audit Committee and Risk and Compliance Committee.

Ms. Pike is the former President of Capital One Bank and a former member of the Capital One Executive Committee from 2007 to 2012. Previously, Ms. Pike was former President of Business Banking at Bank of America (BOA), as well as the former President of California for BOA from 2004 to 2007. Prior to that, Ms. Pike was Managing Director of Consumer Banking at FleetBoston from 2002 to 2004, prior to FleetBank's acquisition by BOA in 2004.

Ms. Pike currently serves as a non-executive director, chair of the risk committee, member of the audit committee, member of the nominations and governance committee, member of the remuneration committee, and member of the investment committee for Hiscox Ltd. Ms. Pike is also a board member of BankWork$ and the California State University Channel Islands Foundation. Ms. Pike is a graduate of the Executive School of Marketing at the Fuqua School of Business at Duke University.



Stephen J. Squeri
DIRECTOR SINCE 2018

Age: **65**
Chairman and CEO since 2018

Committees:
None

Skills:

 Brand & Marketing    Core Business Operations & Management    Financial Services & Investment    Global Business    Public Company CEO Experience    Public Company Governance    Risk & Audit Oversight    Technology & Cybersecurity

Mr. Squeri has been Chairman and CEO of American Express Company since 2018. As Chairman and CEO, Mr. Squeri has a unique perspective and has demonstrated leadership qualities and management capabilities to drive the long-term success of the Company.

Mr. Squeri has held many positions during his 38 years at American Express, including Vice Chairman of American Express Company, Group President of Global Corporate Services, Group President of Global Services and Executive Vice President and Chief Information Officer.

Mr. Squeri is chairman of the Board of Trustees for Manhattan College, a member of the Board of Governors for Monsignor McClancy Memorial High School, a Trustee for the Valerie Fund and a member of the Board of Overseers for the Memorial Sloan Kettering Cancer Center. He is a member of the Business Roundtable, where he chairs the corporate governance committee, as well as the Business Council and the American Society of Corporate Executives. Mr. Squeri received his Bachelor of Science and his Master of Business Administration from Manhattan College.



Daniel L. Vasella

DIRECTOR SINCE 2012

Age: **70**
Independent

Committees:
Compensation and Benefits
Nominating, Governance and Public Responsibility

Skills:

Brand & Marketing	Core Business Operations & Management	Financial Services & Investment	Global Business	Government, Legal / Regulatory	Public Company CEO Experience	Public Company Governance	Risk & Audit Oversight

Dr. Vasella brings to the Board his deep experience leading a highly regulated global business as well as a global perspective.

Dr. Vasella has been an Honorary Chairman of Novartis AG since 2013. Prior to that, Dr. Vasella served as Chairman of Novartis from 1999 to 2013 and as CEO from 1996 to 2010. From 1992 to 1996, Dr. Vasella held the positions of CEO, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd.

Dr. Vasella is a foreign honorary member of the Academy of Arts and Sciences and a former trustee of the Carnegie Endowment for International Peace. Dr. Vasella is a director, chair of the nominating and corporate governance committee, and a member of the compensation committee at PepsiCo, Inc. He also serves as a director at SciClone Pharmaceuticals, Inc. Dr. Vasella received his Doctorate of Medicine from the University of Bern in Switzerland and attended Harvard University's Program for Management Development.



Lisa W. Wardell

DIRECTOR SINCE 2021

Age: **54**
Independent

Committees:
Audit and Compliance
Risk

Skills:

Core Business Operations & Management	Financial Services & Investment	Global Business	Public Company CEO Experience	Public Company Governance	Risk & Audit Oversight

Ms. Wardell brings her extensive senior leadership and global management experience to our Board.

Ms. Wardell is the former Executive Chairman of Adtalem Global Education, Inc., a position she held from 2021 to 2022. Prior to that Ms. Wardell was the Chairman and CEO of Adtalem Global Education, Inc. from 2016 to 2021. From 2004 to 2016, Ms. Wardell was Executive Vice President and Chief Operating Officer for The RLJ Companies.

Ms. Wardell serves as a member of the board of directors of Adtalem Global Education, Inc. Ms. Wardell is currently a member of the Business Council and the Executive Leadership Council. Previously, she served on the boards of Lowe's Companies, G-III Apparel Group, Ltd and Adtalem Global Education, Inc. Ms. Wardell received her Bachelor of Arts from Vassar College, her Juris Doctor from Stanford University and her Master of Business Administration from the University of Pennsylvania.



Christopher D. Young

DIRECTOR SINCE 2018

Age: **52**
Independent

Committees:
Nominating, Governance and Public Responsibility (Chair)
Risk

Skills:

 Brand & Marketing

 Core Business Operations & Management

 Global Business

 Public Company Governance

 Risk & Audit Oversight

 Technology & Cybersecurity

Mr. Young has deep cybersecurity expertise and experience in national security and emergency preparedness.

Mr. Young has been the Executive Vice President – Business Development, Strategy and Ventures of Microsoft Corp., since 2020. From 2017 to 2020, he was the CEO of McAfee, LLC, one of the world's leading independent cybersecurity companies. Prior to that, Mr. Young was a Senior Vice President and General Manager at Intel Security Group, where he led the initiative to spin out McAfee. Previously, he led cybersecurity efforts at Cisco, RSA (a division of Dell EMC) and AOL. Mr. Young also led end user computing at VMware and cofounded the company Cyveillance.

Mr. Young is a member of the Cybersecurity & Infrastructure Security Agency (CISA) Cybersecurity Advisory Committee and a former member of the President's National Security Telecommunications Advisory Committee (NSTAC). He is a former director for the non-profit Cyber Threat Alliance and a former member of the Board of Trustees of Princeton University. Previously, Mr. Young served as a member of the board of directors of Snap Inc. Mr. Young received his Bachelor of Arts from Princeton University and his Master of Business Administration from Harvard University.

The Nominating, Governance and Public Responsibility Committee identifies and adds new directors using the following process:

① COLLECT CANDIDATE POOL

- ⊙ Independent search firms
- ⊙ Independent director recommendations
- ⊙ Shareholder recommendations

② HOLISTIC CANDIDATE REVIEW

Potential candidates are comprehensively reviewed and the subject of rigorous discussion during Nominating, Governance and Public Responsibility Committee meetings and Board meetings.

The candidates that emerge from this process are interviewed by members of the Nominating, Governance and Public Responsibility Committee and other Board members, including the Chairman and Lead Independent Director.

- ⊙ During these meetings, directors assess candidates on the basis of their skills and experience, their personal attributes and their expected contribution to the diversity of skills, experiences and backgrounds on our Board.
- ⊙ Extensive due diligence is conducted by third parties, including soliciting feedback from other directors and applicable persons outside the Company.

③ RECOMMENDATION TO THE BOARD

- ⊙ The Nominating, Governance and Public Responsibility Committee presents qualified candidates to the Board for review and approval.

Ideal Director Nominee Attributes

The Nominating, Governance and Public Responsibility Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board.

Diversity is also a key consideration in our nomination and succession planning processes. Our Corporate Governance Principles provide that the Board should be diverse, engaged and independent. When reviewing potential director nominees, the Nominating, Governance and Public Responsibility Committee considers the holistic diversity of the Board, including gender, race, ethnicity, age, sexual orientation and nationality, and does not discriminate on any basis. Specifically, we seek individuals who:

- ▪ have established records of significant accomplishment in leading global businesses and large, complex organizations;
- ▪ have achieved prominence in their fields and possess skills or significant experience in areas of importance to our business strategy and expected future business needs;
- ▪ possess integrity, independence, energy, forthrightness, strong analytical skills and the commitment to devote the necessary time and attention to the Company's affairs;
- ▪ demonstrate they can constructively challenge and stimulate Management and exercise sound judgment;
- ▪ demonstrate a willingness to work as part of a team in an atmosphere of trust and candor and a commitment to represent the interests of all shareholders rather than those of a specific constituency; and
- ▪ will contribute to the diversity of skills, experience and backgrounds on our Board.

Process for Identifying and Adding New Directors

The Nominating, Governance and Public Responsibility Committee uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. A professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates. The committee also maintains an ongoing list of potential candidates and considers recommendations made by the Board's independent directors.

In addition, the Nominating, Governance and Public Responsibility Committee considers shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the Nominating, Governance and Public Responsibility Committee in care of the Company's Corporate Secretary and Chief Governance Officer, whose contact information is on page 32. Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on pages 118.

Director Onboarding

The Company maintains a comprehensive director onboarding program. The Company's director onboarding program is individually tailored to take into account a director's prior experience and background and includes one-on-one meetings with several members of our senior Management. Our onboarding process is regularly updated and focuses on introducing new directors to our business and senior Management, as well as facilitating integration on the Board.

Our Board Evaluation Process

Our Board continually seeks to improve its performance. Our Lead Independent Director has regular one-on-one discussions with our Board members and conveys their feedback on an ongoing basis to our Chairman. Separately, our Chairman, Chief Legal Officer, and Corporate Secretary and Chief Governance Officer each routinely communicates with our Board members to obtain real-time feedback.

Our Nominating, Governance and Public Responsibility Committee oversees the formal annual evaluation process of the effectiveness of our Board and its standing committees. Conducting a robust annual evaluation process allows the Board to assess its performance and practices and identify areas for improvement. As part of the evaluation process, our Board analyzes and assesses the performance of both the Chairman and the Lead Independent Director, as well as the culture of the Board.

Our Board plans to periodically engage an independent third-party evaluation firm as it has in the past to augment the Board's annual evaluation process.

We believe that this continuous feedback cycle, along with the formal annual evaluation process, contributes to the overall functioning and ongoing effectiveness of our Board.

Below is a summary of our Board evaluation process:

① Annual Board and Committee Evaluations

The process, including the evaluation method, is reviewed annually by the Nominating, Governance and Public Responsibility Committee.

Written questionnaires are used for the Board and each standing committee and are updated and tailored each year to address the significant processes that drive Board effectiveness. Each director completes a written questionnaire on an unattributed basis for the Board and for each committee on which they serve. The questionnaires include open-ended questions and space for candid commentary.

② Summary of the Written Evaluations

Reports are produced summarizing the written questionnaires, which include all responses and highlight year-over-year trends.

All comments are unattributed, included verbatim and shared with the full Board and each applicable committee.

③ Board and Committee Review

The Chair of the Nominating, Governance and Public Responsibility Committee leads a discussion of the written Board and committee evaluation results at the Board level. Separately, each committee chair leads a discussion of the applicable written committee evaluation at each committee meeting and reports on their discussions to the full Board.

Directors also deliver feedback to the Lead Independent Director and Chairman of the Board and suggest changes and areas for improvement.

④ Actions taken in response to the evaluation process over the years include:

- Streamlined Board committee structure and meeting cadence;
- Scheduled offsite Board meetings in conjunction with Company site visits;
- Director onboarding program was modified and enhanced;
- Management with varying degrees of seniority presents to the Board and its committees;
- Information and materials regularly provided to directors continue to evolve to alleviate "information overload" and to enable directors to focus on the key data and relevant issues;
- Format of Board meetings has been updated to enable more time for director discussion with and without the CEO present;
- Number of informal meetings between directors and key executives has been increased;
- Increased time for director-only gatherings;
- Director education and presentations on emerging risk areas, compliance, corporate governance, industry disruptors and competitors from outside advisors and experts, including outside counsel, leading investment banks, external auditors, independent compensation consultants, regulators and investors;
- Board members added with expertise in areas critical to the Company's business strategy and operations; and
- Added topics to Board agendas as suggested by directors.

Our annual Board evaluations cover several areas, including the following:

- ⊘ Board efficiency and overall effectiveness
- ⊘ Board and committee structure
- ⊘ Board and committee composition
- ⊘ Satisfaction with the performance of the Chairman
- ⊘ Satisfaction with the performance of the Lead Independent Director
- ⊘ Board member access to the Lead Independent Director, CEO and other members of senior Management
- ⊘ Quality of Board discussions and balance between presentations and discussion
- ⊘ Quality and clarity of materials presented to directors
- ⊘ Board and committee information needs
- ⊘ Satisfaction with Board agendas and the frequency and format of meetings and time allocations
- ⊘ Areas where directors want to increase their focus
- ⊘ Board dynamics and culture
- ⊘ Board and committee access to experts and advisors
- ⊘ Satisfaction with the format of the evaluation
- ⊘ Satisfaction with the flow of information from Management
- ⊘ Satisfaction with the reports on committee activities to ensure committees are properly fulfilling their responsibilities
- ⊘ Providing the necessary information, training, resources and tools needed to ensure effective oversight
- ⊘ Identifying topics and areas that should receive more attention or focus

Our Board Leadership Structure

Our Board is led by Mr. Brennan, our Lead Independent Director, and Mr. Squeri, our Chairman and CEO. We believe that strong independent leadership is essential for our Board to effectively perform its primary oversight functions and constructively challenge Management. We also believe it is critically important for our Board to retain flexibility to determine its leadership structure based on the particular composition of the Board, the individuals serving in leadership positions, the needs and opportunities of the Company as they change over time and considerations such as continuity of leadership, sound succession planning and the additional factors described below.

The Board believes that a combined Chairman and CEO role allows the Company to effectively convey its business strategy and core values to shareholders, customers, colleagues, regulators and the public in a single, consistent voice. The Board also recognizes the necessity of having a strong Lead Independent Director with a clearly defined role and set of responsibilities (as detailed below) where there is a combined Chairman and CEO or where the Chairman is not independent. Their leadership is supplemented by engaged and expert committee chairs along with independent-minded, skilled and committed directors.

Our Board and Nominating, Governance and Public Responsibility Committee recently completed their annual review of the Board's leadership structure, and the independent directors re-elected Mr. Brennan as Lead Independent Director, a position he has held since September 2021. The annual Board leadership review considered how Mr. Brennan's past experience enable him to perform the duties set forth below as Lead Independent Director as well as the insightful, effective and sound leadership provided by Mr. Brennan. The annual Board leadership review also considers the tangible benefits to the Company of having a Chairman and CEO with an operational focus and extensive Company experience given the global and complex nature of our business. In addition, the review also considered how the Company's robust corporate governance practices combined with the Board's current leadership structure helps to ensure both clear, strategic alignment throughout the Company and independent oversight of Management. Taking all of this into account, our Board continues to believe that our current structure, led by Messrs. Brennan and Squeri, allows the Board to focus on key strategic, policy and operational issues, provides critical and effective leadership (both internally and externally), and creates an environment in which the Board can work effectively and appropriately challenge Management, all of which we believe will benefit the long-term interests of our shareholders.

Strong Lead Independent Director with Defined Role and Responsibilities

As noted above, the Board recognizes that in circumstances like ours where the positions of Chairman and CEO are combined, a strong Lead Independent Director with a clearly defined role and set of responsibilities is paramount for constructive and effective leadership. Our Lead Independent Director facilitates Board discussions on key issues and concerns outside of Board meetings, including risk oversight and management, financial performance and strategic initiatives. Additionally, our Lead Independent Director seeks to ensure the independent directors effectively challenge Management, including with respect to overseeing risk, maintaining an effective internal controls framework and effectively implementing the Company's strategy consistent with its risk appetite.

Mr. Brennan, the Board's Lead Independent Director, has been a member of the Board since 2017. During his tenure as a Board member, Mr. Brennan has established strong and effective working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our business. Mr. Brennan chairs the Compensation and Benefits Committee and is a member of the Audit and Compliance Committee. He was the Chair of the Risk Committee up until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer.

The position of Lead Independent Director at American Express comes with a clear mandate and significant authority and responsibilities that are detailed below and can be found in our Board-approved Corporate Governance Principles. Mr. Brennan fulfills these responsibilities in his role as Lead Independent Director.

- ⊘ Preside at all meetings of the Board at which the Chairman is not present, including the executive sessions of the independent directors, and apprise the Chairman of the issues considered and decisions reached at those sessions;
- ⊘ Call additional meetings of the independent directors as needed;
- ⊘ Lead the Board in putting forth its expectations for "tone at the top;"
- ⊘ Meet regularly with the Chairman and serve as a liaison between the Chairman and the independent directors;
- ⊘ Facilitate effective and candid communication to optimize Board performance;
- ⊘ Serve as the Chair of the Compensation and Benefits Committee;
- ⊘ Coordinate with the Chair of the Nominating, Governance and Public Responsibility Committee (as needed) to recruit and interview qualified candidates for the Board;

⊙ Lead the annual evaluation of the Chairman and CEO, and together with the Chair of the Nominating, Governance and Public Responsibility Committee, the evaluation of the performance and effectiveness of the Board;

⊙ Advise the Chairman of the Board's informational needs, participate in the setting of Board meeting agendas, including requesting the inclusion of additional agenda items at his or her discretion, and review and approve the types of information sent to the Board;

⊙ Review and approve the schedule of Board meetings to ensure that the appropriate items are being discussed and that there is sufficient time for discussion of all agenda items;

⊙ Monitor and coordinate with the Chairman on appropriate governance issues and developments;

⊙ Be available as appropriate for consultation and direct communication with major shareholders;

⊙ Advise and meet with the Chairs of each committee of the Board as needed to assist with the fulfillment of each such committee Chair's responsibilities to the Board; and

⊙ Consult with the Chair of the Nominating, Governance and Public Responsibility Committee and the Board on succession planning and appointments for each committee of the Board.

Our Lead Independent Director may identify risk-related issues for the Board to consider and discuss, in consultation with the CEO, as appropriate. In addition, all Board members are encouraged to propose the inclusion of additional Board agenda items that they deem necessary or appropriate in carrying out their duties. All Board members have direct access to the Chairman and to the Lead Independent Director.

Our Board's Primary Role and Responsibilities, Structure and Processes

Our Board bears the responsibility for the oversight of Management on behalf of our shareholders in order to ensure long-term value creation. The Board, as a whole, is responsible for risk oversight at the Company and fulfills this responsibility through its committees and its oversight of Management. The approach allows the Board to draw upon the experience and judgment of all directors in understanding and overseeing the Company's risks. In that regard, the primary responsibilities of our Board include, but are not limited to (i) oversight of the Company's annual business plan and development of the Company's strategy, including strategic objectives for the Company's businesses, (ii) ongoing succession planning and talent management, including the review of the results of the Company's Annual Colleague Experience Survey and (iii) oversight of risk management, including overseeing the development of the Company's risk appetite.

How Our Board Oversees Our Annual Business Plan and Corporate Strategy

Our Board is responsible for overseeing the development of the Company's strategy, which articulates the Company's strategic objectives for its businesses; helps establish and maintain an effective risk management structure and control function; and provides direction to senior Management to determine which business opportunities to pursue. At the beginning of each year, our senior Management presents our consolidated annual business plan to the Board, and the Board discusses the Company's results relative to the plan periodically throughout the year. The Board holds senior Management accountable for effectively implementing the Company's strategy consistent with its risk appetite, while maintaining an effective risk management framework and system of internal controls. Each year the Board holds an offsite strategy meeting to conduct a deep dive into the Company's strategic goals, timeline to achieve these goals and execution plans.


IN-DEPTH REVIEW BY GLOBAL BUSINESS GROUPS
DISCUSSION OF COMPANY RESULTS RELATIVE TO THE ANNUAL BUSINESS PLAN
CONSOLIDATION OF ANNUAL BUSINESS PLAN
COMPREHENSIVE REVIEW OF COMPANY'S STRATEGIC GOALS

How Our Board Engages in Ongoing CEO and Key Executive Succession Planning

Our Board ensures that we have the right Management talent to pursue our strategies successfully.

The entire Board is involved in the critical aspects of the CEO succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential internal candidates and making key Management succession decisions. Succession and development plans are regularly discussed with the CEO as well as without the CEO present in executive sessions of the Board. The Board makes sure that it has adequate opportunities to meet with and assess development plans for potential CEO and senior Management successors to address identified gaps in skills and attributes. This occurs through various means, including informal meetings, Board dinners, presentations to the Board and committees, attendance at Board meetings and the comprehensive annual talent review. In addition, the Board has developed and approved an emergency CEO succession plan.

The Board also oversees Management's succession planning for other key executive positions. Our Board calendar includes at least one meeting each year at which the Board conducts a detailed talent review, which includes a review of the Company's talent strategies, leadership pipeline and succession plans for key executive positions.

Additionally, we believe that maintaining our strong workplace culture, adhering to our Blue Box Values and ensuring that our people feel included, valued, recognized and backed will help us attract, retain and develop the right talent to lead the Company and successfully execute our corporate strategy. The Board reviews several colleague development, compensation, wellness and culture programs each year, in addition to the detailed results of the Company's Annual Colleague Experience Survey. Our Annual Colleague Experience Survey provides insights into employee satisfaction, leadership efficacy, learning opportunities and career development. The insights provided by the survey help improve the American Express colleague experience, workplace culture and business results. Please see page 41 for additional information about our workplace culture.

How Our Board Oversees Risk Management

Board of Directors

We are committed to Board-level oversight of risk management. Our Board monitors our "tone at the top" and risk culture and is responsible for overseeing emerging and strategic risks. Our CEO and other members of senior Management regularly report to the Board and its committees to discuss short-term, intermediate-term, and long-term risks, including credit risk, market risk, funding and liquidity risk, compliance risk, operational risk (including, but not limited to, conduct risk), reputational risk, country risk, model risk, strategic and business risk, and emerging risks (e.g., climate risk). These reports assist in the Board's oversight of risk management and the ongoing evaluation of management controls. Risk management is primarily overseen by our Board through three Board committees: Risk, Audit and Compliance, and Compensation and Benefits. Each committee consists entirely of independent directors and provides regular reports to the Board regarding matters reviewed at their committee. The committees meet regularly in executive sessions with our CFO, Chief Legal Officer, Chief Risk Officer, Chief Compliance Officer (who reports to our Chief Risk Officer), Chief Audit Executive, and other members of senior Management with regard to our risk management processes, controls, talent and capabilities. The Board believes that these meetings help promote an effective ongoing risk dialogue between the Board and Management. Additionally, from time to time, the Board and Management engage with outside advisors and experts to provide insights with regard to proper oversight over the risk management process and for external perspectives on trends and risks facing the Company.

Mr. Brennan, the Lead Independent Director, brings his extensive experience to bear in connection with the Board's role in risk oversight. Mr. Brennan chairs the Compensation and Benefits Committee and is a member of the Audit and Compliance Committee. He was the Chair of the Risk Committee up until his election as Lead Independent Director in September 2021 and regularly attends Risk Committee and Nominating, Governance and Public Responsibility Committee meetings as an observer. As a Bank Holding Company with greater than $100 billion in total assets, the Company is required under the Federal Reserve's "Enhanced Prudential Standards" to have a stand-alone Risk Committee, which must include at least one member with "experience in identifying, assessing and managing risk exposures of large, complex financial firms." Mr. Brennan met this requirement when he was a member of the Risk Committee based on his experience with a variety of diverse financial companies, including, without limitation, his current and prior experience on the Company's Board, including serving as the former chair of the Risk Committee and his prior professional experience as former Chairman, CEO and CFO of Vanguard. Vanguard is one of the largest investment companies in the world focused on consumer-oriented products and services, and Mr. Brennan's leadership roles at Vanguard further demonstrate his experience in identifying, assessing and managing the risk exposures of a large, complex financial firm in a highly regulated sector. Specifically, Mr. Brennan was the Chairman and CEO of Vanguard for over a decade and spent another five years, prior to being appointed CEO, as the CFO of Vanguard. As CEO of Vanguard, Mr. Brennan was involved in, and was ultimately responsible for, risk management with respect to many of the same categories of risks faced by the Company, including credit risk, interest rate risk, liquidity risk, technology risk, operational risk, reputational risk and compliance and legal risk. Moreover, during his time at Vanguard and as part of its substantial expansion under his leadership, many of Vanguard's risk management processes were necessarily enhanced over time. In addition, the Board believes that Mr. Brennan's current and prior board service for external companies also support his risk management qualifications, including through his prior roles as Lead Governor and then Chairman of the FINRA. The Risk Committee is now chaired by Ms. Parkhill, who succeeded Mr. Brennan in September 2021. Ms. Parkhill brings a wealth of experience as a public company CFO in a highly regulated industry, responsible for leading a global finance organization within Medtronic, Inc. and key supporting functions, which include supporting Medtronic, Inc.'s risk management functions.

We believe that our current Board leadership structure and risk management committee structure facilitates effective oversight and management over key risk areas. The following graphic illustrates our risk management committee governance structure, as further detailed below.


Board of Directors
Audit & Compliance Committee
Nominating, Governance & Public Responsibility Committee
Risk Committee
Compensation and Benefits Committee
Management Level Committees:
Credit Reserves Committee
Enterprise Risk Management Committee
Asset/Liability Committee
Risk Performance and Incentive Review Committee
Credit Risk
Compliance Risk
Operational Risk
Conduct Risk
Market Risk
Model Risk
Funding and Liquidity Risk
Country Risk
Strategic and Business Risk
Reputational Risk
Emerging Risk

Risk Committee

- ⊙ Provides oversight of our enterprise risk management framework, processes and methodologies. Approves our Enterprise Risk Management policy, which covers risk governance, risk oversight and risk appetite, including credit risk (both individual and institutional), operational risk (e.g., operations and process, legal, conduct, third-party, information technology, information security, data management, privacy and people risks), compliance risk, reputational risk, market risk, funding and liquidity risk, model risk, strategic and business risk, country risk and emerging risks (e.g., climate risk). Our Enterprise Risk Management policy:
  - ▪ Defines the authorized risk limits to control exposures within our risk capacity and risk tolerance, including stressed forward-looking scenarios
  - ▪ Establishes principles for risk-taking in the aggregate and for each risk type, and is supported by a comprehensive system for monitoring performance (including limits and escalation triggers) and assessing control programs
- ⊙ Reviews and concurs with the appointment, replacement, performance and compensation of our Chief Risk Officer
- ⊙ Receives regular updates from the Chief Risk Officer on key risks and exposures
- ⊙ Receives reports on cybersecurity and related risks at least twice a year
- ⊙ Reviews our risk profile against the tolerances specified in the Risk Appetite Framework, including significant risk exposures, risk trends in our portfolios, and major risk concentrations
- ⊙ Provides oversight of Management's compliance with regulatory capital and liquidity standards, and our Internal Capital Adequacy Assessment process, including the Comprehensive Capital Analysis and Review (CCAR) submissions
- ⊙ Monitors the quality and effectiveness of the Company's technology security, data privacy and disaster recovery capabilities

Audit and Compliance Committee

- ⊙ Assists the Board in its oversight responsibilities relating to the integrity of our annual and quarterly consolidated financial statements and financial reporting process, internal and external auditing, including the qualifications and independence of the Company's independent registered public accounting firm and the performance of our internal audit services function, and the integrity of our systems of internal control over financial reporting and legal and regulatory compliance
- ⊙ Provides oversight of our Internal Audit Group
- ⊙ Periodically reviews and discusses with Management and the Company's independent registered public accounting firm the Company's accounting policies, critical accounting estimates and critical auditing matters
- ⊙ Periodically reviews with Management the Company's disclosure controls and procedures and Management's conclusions about the efficacy of such disclosure controls and procedures
- ⊙ Reviews and concurs in the appointment, replacement, performance and compensation of our Chief Audit Executive and approves our Internal Audit Group's annual audit plan, charter, policies, budget and overall risk assessment methodology
- ⊙ Receives regular updates on the status of the audit plan and results including significant reports issued by our Internal Audit Group and the status of our corrective actions
- ⊙ Receives regular updates from the Chief Compliance Officer and reviews and approves our compliance policies, which include our Compliance Risk Tolerance Statement
- ⊙ Reviews the effectiveness of our Corporate-wide Compliance Risk Management Program
- ⊙ Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- ⊙ Establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters
- ⊙ Receives and discusses whistleblower claims, fraud situations and reports from Management regarding significant ethics violations under the Company's Code of Conduct and other corporate governance policies
- ⊙ Receives and discusses reports from Management concerning significant operating and control issues identified in internal audit reports, Management letters and significant regulatory authorities' examination reports pertaining to the Company and Management responses, and regarding the status of any significant special investigations concerning operating and control issues

Compensation and Benefits Committee

- ⊘ Works with the Chief Colleague Experience Officer and the Chief Risk Officer to ensure our overall compensation programs, as well as those covering our business units and risk-taking employees, appropriately balance risk with business incentives and that business performance is achieved without taking imprudent or excessive risk
  - ▪ Our Chief Risk Officer is actively involved in setting risk goals, including for our business units
  - ▪ Our Chief Risk Officer also reviews the current and forward-looking risk profiles of each business unit and provides input into performance evaluations
  - ▪ Our Chief Risk Officer meets with the committee and attests as to whether performance goals and results have been achieved without taking imprudent risks
- ⊘ Uses a risk-balanced incentive compensation framework to decide on our bonus pools and the compensation of senior executives
- ⊘ Approves the charter of, and receives reports from, Management's Risk Performance & Incentive Review Committee that reviews whether certain risk outcomes warrant downward adjustment to incentive compensation

Cybersecurity Oversight and Risk Management

We maintain an information security and cybersecurity program and a cybersecurity governance framework that are designed to protect our information systems against cybersecurity risks. Information security and cybersecurity risk is an operational risk that is measured and managed as part of our operational risk framework. Operational risk is incorporated into our comprehensive Enterprise Risk Management (ERM) program, which we use to identify, aggregate, monitor, report and manage risks. Our Board receives an update on cybersecurity at least once a year and our Risk Committee receives reports on cybersecurity at least twice a year, including in at least one joint meeting with the Audit and Compliance Committee, and our Board and these committees all receive ad hoc updates as needed. In addition, the Risk Committee annually approves the Company's Technology Risk and Information Security (TRIS) program described below.

Our TRIS program, which is our enterprise information security and cybersecurity program incorporated in our ERM program and led by our Chief Information Security Officer (CISO), is designed to (i) ensure the security, confidentiality, integrity and availability of our information and information systems; (ii) protect against any anticipated threats or hazards to the security, confidentiality, integrity or availability of such information and information systems; and (iii) protect against unauthorized access to or use of such information or information systems that could result in substantial harm or inconvenience to us, our colleagues or our customers. The TRIS program is built upon a foundation of advanced security technology, employs a highly trained team of experts and is designed to operate in alignment with global regulatory requirements. The program deploys multiple layers of controls, including embedding security into our technology investments, designed to identify, protect, detect, respond to and recover from information security and cybersecurity incidents. Those controls are measured and monitored by a combination of subject matter experts and a security operations center with integrated cyber detection, response and recovery capabilities. Cybersecurity risks related to third parties are managed as part of our Third Party Management Policy, which sets forth the procurement, risk management and contracting framework for managing third-party relationships commensurate with their risk and complexity.

TRIS Program Highlights
- ⊘ We have a Cyber Crisis Response Plan in place that provides a documented framework for handling high-severity security incidents and facilitates coordination across multiple parts of the Company
- ⊘ We invest in threat intelligence and are active participants in industry and government forums
- ⊘ We collaborate with our peers in the areas of threat intelligence, vulnerability management and incident response and drills
- ⊘ We routinely perform simulations and drills at both a technical and management level
- ⊘ We incorporate external expertise and reviews in our program
- ⊘ Colleagues receive annual cybersecurity awareness training

We continuously assess the risks and changes in the cyber environment and adjust our program and investments as appropriate. For more information on our cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" of our 2023 Annual Report on Form 10-K.

Management Oversight of Risk

While our Board is responsible for risk oversight, Management is responsible for assessing and managing the Company's risks, as well as providing appropriate risk reporting and information to the Board. We use our comprehensive ERM program to identify, aggregate, monitor, measure, report and manage risks. The program also defines our risk appetite, governance, culture and capabilities. The implementation and execution of the ERM program is headed by our Chief Risk Officer.

There are several internal Management committees, including the Enterprise Risk Management Committee (ERMC), chaired by our Chief Risk Officer. The ERMC is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. It maintains the enterprise-wide Risk Appetite Framework and monitors compliance with limits and escalations defined therein. The ERMC oversees implementation of certain risk policies Company-wide. The ERMC reviews key risk exposures, trends and concentrations, as well as significant compliance matters, and provides guidance on the steps to monitor, control and report major risks. In addition, the Asset Liability Committee, chaired by our CFO, is responsible for managing our capital, funding and liquidity, investment, market risk and asset/liability activities in accordance with our policies and in compliance with applicable regulatory requirements. The Credit Reserves Committee, co-chaired by our CFO and Chief Credit Officer, oversees the measurement and financial recognition of the Company's balance sheet-related reserves for credit losses.

As defined in the ERM policy, we follow the "three lines of defense" approach to risk management. The first line of defense comprises functions and management committees directly initiating risk-taking. Our CEO, business unit presidents and our CFO are part of the first line of defense. The second line of defense comprises independent functions overseeing risk-taking activities of the first line. The Chief Risk Officer, the Chief Compliance Officer, the Chief Operational Risk Officer and certain control groups, both at the enterprise level and within regulated entities, are part of the second line of defense. The global risk oversight team oversees the policies, strategies, frameworks, models, processes and capabilities deployed by the first line teams and provides challenges and independent assessments on how the first line of defense is managing risks. Our Internal Audit Group constitutes the third line of defense and provides independent assessments and effective challenge of the first and second lines of defense.

Our Board Committees

Our 2023 Board standing committee membership information is listed on the following pages. Effective March 6, 2024, our Board approved revisions to the membership of our standing committees (see page 3 for our Board's current committee membership). Each current member of our standing committees and each member in 2023 was independent and fulfilled the requirements applicable to each committee on which he or she served.

Board Committee Responsibilities

Audit and Compliance Committee

COMMITTEE HIGHLIGHTS



9 Meetings in 2023

2023 Members
Thomas J. Baltimore
John J. Brennan
Ralph de la Vega (Chair)
Michael O. Leavitt (until March 8, 2023)
Karen L. Parkhill

Independence
Each member of the committee is independent and financially literate.

Audit Committee Financial Expert
Each of Mr. Brennan, Mr. de la Vega and Ms. Parkhill meet the requirements as defined by U.S. Securities and Exchange Commission (SEC) rules.

Role and Responsibilities

- Assists the Board in its oversight of the integrity of our consolidated financial statements and related financial reporting processes, and internal and external auditing, including the qualifications and the independence of the independent registered public accounting firm, the performance of the Company's Internal Audit Group services function, the integrity of our systems of internal control over financial reporting and legal and regulatory compliance. See page 47 under "Report of the Audit and Compliance Committee" for additional information regarding the duties of the committee with respect to oversight of our financial reporting process
- Appoints, replaces, reviews and evaluates the qualifications of the Company's independent registered public accounting firm
- Oversees the process for the receipt, retention and treatment, on a confidential basis, of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters
- Reviews and assesses the Company's Employee Code of Conduct and the Code of Business Conduct for Members of the Board of Directors and approves any substantive updates thereto and recommends such substantive updates for approval by the Board
- Reviews and discusses reports from Management regarding significant reported ethics violations under our Code of Conduct and other corporate governance policies
- Meets regularly in executive session with Management, including with the Company's CFO, Chief Legal Officer, Chief Compliance Officer and Chief Audit Executive, and also with the lead engagement partner from the Company's independent registered public accounting firm

Compensation and Benefits Committee

COMMITTEE HIGHLIGHTS



6 Meetings in 2023

2023 Members
John J. Brennan (Chair)
Peter Chernin
Ralph de la Vega
Theodore J. Leonsis
Lynn A. Pike
Daniel L. Vasella

Independence
Each member of the committee is independent.

Role and Responsibilities

- Oversees the compensation of our executive officers and designated key employees, considering the results of the Company's most recent Say-on-Pay vote
- Oversees our employee compensation plans and arrangements and employee benefit plans
- Approves an overall compensation philosophy and strategy for the Company and its executive officers, including the selection of performance measures that appropriately balance risk with business objectives, and the review of our compensation practices so business performance is achieved without taking imprudent or excessive risk, with appropriate input from the Company's Chief Risk Officer and the Management-level Risk Performance and Incentive Review Committee
- Evaluates potential conflicts of interest with respect to its advisors
- The committee may delegate certain of its responsibilities to one or more of its members or to executive officers or designated senior executives, to the extent permissible under its charter, the Company's bylaws, the terms of the applicable plans, laws, rules, regulations and listing standards, and subject to any limitations imposed by our Board from time to time
- Reviews key employee experience initiatives and programs including strategies relating to diversity, equity and inclusion initiatives, key talent metrics, pay equity, health and wellbeing and such other matters as the committee deems appropriate from time to time
- Reviews, approves and administers any clawback policy or provisions allowing the Company to recoup or otherwise recover the compensation paid or payable to the executive officers and key employees of the Company

Compensation and Benefits Committee Interlocks and Insider Participation
Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year is a former or current officer or employee of the Company or any of its subsidiaries. Neither any current member of the committee nor any person who served as a member of the committee during the last fiscal year has any relationship required to be disclosed under this caption under the rules of the SEC.

Nominating, Governance and Public Responsibility Committee

COMMITTEE HIGHLIGHTS



5 Meetings in 2023

2023 Members
Peter Chernin (Chair)
Michael O. Leavitt (until March 8, 2023)
Theodore J. Leonsis
Deborah P. Majoras (joined March 8, 2023)
Daniel L. Vasella
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Considers and recommends candidates for election to the Board, consistent with criteria approved by the Board
- Provides oversight of and advice with respect to corporate governance matters at the Company consistent with the long-term best interests of the Company and its shareholders
- Advises the Board on director compensation
- Oversees the annual performance evaluation process for the Board and Board committees, including establishing criteria for evaluating their performance
- Advises the Board on Board leadership
- Considers feedback from shareholders regarding governance practices
- Administers the Related Person Transaction Policy
- Supports the Board with respect to CEO and Management succession planning
- Reviews legislation, regulations and policies affecting us and the communities we serve, as well as our philanthropic programs, our political action committee, our corporate political contributions and our government relations activities
- Reviews the Company's practices, positions, strategy, formal reporting, policies and programs on ESG matters, including those related to sustainability, climate change, human rights, social impact and philanthropy, and the impact those matters have on the Company's reputation and key stakeholders

Political Engagement Activities

We communicate with policymakers on public policy issues important to the Company. In addition to our advocacy efforts, we participate in the political process through the American Express Political Action Committee (AXP PAC) and through corporate political contributions in those jurisdictions where it is permissible. AXP PAC is funded solely by voluntary employee contributions and does not contribute to presidential campaigns. We maintain comprehensive compliance procedures to ensure that our activities are conducted in accordance with all relevant laws, and Management regularly reports to the committee regarding its engagement in the public policy arena and its political contributions. Information regarding our Company's political activities, including U.S. political contributions, may be found at https://ir.americanexpress.com/governance-and-corporate-responsibility/policy-engagement-and-political-activity/default.aspx.

Risk Committee

COMMITTEE HIGHLIGHTS



6 Meetings in 2023

2023 Members
Charlene Barshefsky (until March 8, 2023)
Walter J. Clayton III (joined March 8, 2023)
Karen L. Parkhill (Chair)
Charles E. Phillips
Lisa W. Wardell
Christopher D. Young

Independence
Each member of the committee is independent.

Role and Responsibilities

- Assists the Board in its oversight of the Company's ERM framework and roles and responsibilities of the three lines of defense, and other risk management policies and procedures established by Management to identify, assess, measure and manage key risks facing the Company
- Assists the Board in its oversight of Management's execution of capital management, liquidity planning and resolution planning
- Monitors the quality and effectiveness of the Company's information technology security
- Meets regularly in executive session with the Company's Chief Risk Officer
- Oversees conduct risk as a component of Operational Risk, including, but not limited to, receiving updates and reports from Management on the state of conduct risk at the Company
- Approves the ERM policy, which governs risk governance, risk oversight and risk appetite, including emerging risks (e.g., climate risk)

Please see "How our Board Oversees Risk Management" on page 20 for additional information regarding the activities of the committee.

Our Corporate Governance Framework

We have adopted Corporate Governance Principles that, together with the charters of the four standing committees of the Board (Audit and Compliance, Compensation and Benefits, Nominating, Governance and Public Responsibility and Risk), our Code of Conduct (which constitutes our code of ethics for colleagues) and the Code of Business Conduct for Members of the Board of Directors, provide our governance framework. Key governance policies and processes also include our Whistleblower Policy, our comprehensive ERM program, our commitment to transparent financial reporting and our systems of internal checks and balances. Comprehensive management policies, many of which are approved at the Board committee level, guide the Company's operations.

Our Board, along with Management, regularly reviews our Corporate Governance Principles and practices to ensure that they are appropriate and reflect our high standards and Blue Box Values. In reviewing our Corporate Governance Principles and making recommendations, the Nominating, Governance and Public Responsibility Committee considers the views of shareholders expressed to us in engagement meetings, as well as publicly available discourse on governance.

You may view the following documents by clicking on the "Corporate Governance" link found on our Investor Relations webpage at http://ir.americanexpress.com and then selecting "Governance Framework." You may also access our Investor Relations webpage through our main website at www.americanexpress.com by clicking on the "About American Express" link, which is located at the bottom of the Company's homepage. You may also obtain free copies of the following materials by writing to our Company's Corporate Secretary and Chief Governance Officer:

- Corporate Governance Principles
- Charters for each of the four standing Board committees
- Code of Conduct (which constitutes our code of ethics for colleagues)
- Code of Business Conduct for Members of the Board of Directors

Majority Voting Standard for Director Elections

In a non-contested election, directors are elected by a majority of "for" votes cast by shareholders. A non-contested election is an election where the number of nominees is the same as the number of directors to be elected. If a director receives a greater number of votes "against" than votes "for" his or her election, the director is required to immediately submit his or her resignation to the Board. The Board, excluding such individual, will decide whether or not to accept such resignation and will promptly disclose and explain its decision in a Form 8-K filed with the SEC.

In a contested election, the director nominees who receive the plurality of votes cast are elected as directors. Under the plurality standard, the number of persons equal to the number of vacancies to be filled who receive more votes than other nominees are elected to the Board, regardless of whether they receive a majority of votes cast. An election is considered contested under our Certificate of Incorporation if there are more nominees than positions on the Board to be filled at the meeting of shareholders as of the 14th day prior to the date on which we file our definitive proxy statement with the SEC.

Our Policy on Director Outside Board Commitments

Our Board expects individual directors to allot sufficient time and attention to Company matters and to use their judgment and consider all of their commitments when accepting additional directorships with other corporations or charitable organizations. Our Board also recognizes that some directors have the time and ability to maintain the focus and commitment expected at our Board and committee meetings as well as those of other public companies. Our Corporate Governance Principles provide that a director should not serve on the boards of more than four public companies (including ours) or, if the director is an active chief executive officer or equivalent of another public company, on the boards of more than three public companies (including ours). Additionally, a director who serves on our Audit and Compliance Committee should not serve on more than two other public company audit committees. Our Board believes that our policy strikes the right balance by allowing for the depth and breadth of experience gained through membership on other boards and the time commitment needed for engaged board service.

Our Nominating, Governance and Public Responsibility Committee believes it is important for directors to balance the insights gained from their roles on other boards with the ability to prepare for, attend and participate effectively in our Board and committee meetings. As a result, the Nominating, Governance and Public Responsibility Committee evaluates director performance to ensure directors continue to have the time and commitment to fulfill their obligations to our Board. When vetting prospective directors, a key component of the Company's due diligence process includes inquiry into whether an individual has sufficient capacity to devote to being an engaged and productive member of our Board. During the annual re-nomination process, the Nominating, Governance and

Public Responsibility Committee considers a number of factors when deciding whether to renominate a director, including meeting attendance, individual contributions at meetings, the role of a director on other boards (with consideration given to public company board leadership positions), the commitment levels and time demands of outside activities, peer review feedback from one-on-one meetings held by each of our Chairman and Lead Independent Director with directors throughout the year and the results of the annual Board evaluation. Specifically, our annual evaluation process overseen by the Nominating, Governance and Public Responsibility Committee addresses topics including director commitment levels, engagement, effectiveness and preparedness, and the results are discussed by each committee and our Board. Our Nominating, Governance and Public Responsibility Committee confirms that all of our directors standing for re-election comply with our outside board commitment policy at this time.

We are aware that some of our shareholders have their own outside board commitment policies that are more restrictive than our policy and, specifically, that Thomas J. Baltimore, Jr. exceeds some of our shareholders' policies as a public company CEO sitting on three public company boards. As indicated above, when our Nominating, Governance and Public Responsibility Committee was initially considering whether to nominate Mr. Baltimore to our Board, extensive due diligence regarding his capacity to serve was conducted, including consideration of his other public company leadership roles and outside commitments. Mr. Baltimore has a long-standing track record of effective engagement and consistent attendance records, and has continuously shown himself to be a prepared and active participant on our Board. Our Nominating, Governance and Public Responsibility Committee has reviewed and considered the factors and information described above when deciding to re-nominate Mr. Baltimore each year. Mr. Baltimore has also met with certain of our shareholders at their request to discuss his board commitments and his capacity to serve. Our Board believed at the time of his initial nomination, and continues to believe, that Mr. Baltimore allocates ample time and attention to Company matters, is a valued asset to our Board and has demonstrated his ability to fulfill his Board responsibilities to the satisfaction of our Board.

Our Board seeks the right mix of directors with skills to accomplish our long-term goals and strategy, and conducts extensive due diligence when evaluating prospective director nominees and during the annual renomination process. Our Board requests that shareholders consider the points above when applying their respective director commitment criteria and/or policies.

Director Attendance

Our Meeting Attendance Policy is set forth in our Corporate Governance Principles. During 2023, our Board met six times and our committees met 26 times in the aggregate. All directors attended 75% or more of the meetings of the Board and Board committees on which they served in 2023.

All of our directors serving on our Board at the time of our 2023 Annual Meeting of Shareholders attended the meeting, with the exception of Daniel Vasella, who was unable to attend. Our Board strongly encourages all of its members to attend the Annual Meeting of Shareholders but understands there may be circumstances that prevent such attendance.

Executive Sessions

Executive sessions of independent directors, led by our Lead Independent Director, enable the Board to consider and discuss matters, such as strategy, risk oversight (including emerging risks and external threats), CEO and senior Management performance and compensation, succession planning and board effectiveness, without Management present. Any director may request additional executive sessions of independent directors. During 2023, our independent directors met in executive session at each regularly scheduled Board meeting.

Our Board's Size

Our Corporate Governance Principles provide that while the Board need not adhere to a fixed number of directors, generally a Board of 12-14 directors offers a sufficiently large and diverse group to address the important issues facing the Company and provides a wide range of perspectives, while being small enough to encourage personal involvement and discussion. We recognize that at times the number of directors on our Board may be higher than this range during periods of succession planning-related transitions, and when this occurs, expect the size of our Board to subsequently come back to within this range (12-14) as directors do not stand for re-election in accordance with our mandatory retirement age or to pursue other interests.

Proxy Access

A shareholder or group of no more than 20 shareholders that has owned at least 3% of our common shares for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on at our Annual Meeting of Shareholders. The maximum number of shareholder nominees that will be included in our proxy materials with respect to any such Annual Meeting of Shareholders is the greater of (i) two, or (ii) 20% of directors to be elected. A shareholder who seeks to nominate a director or directors to our Board must provide proper notice to the Company's Corporate Secretary and Chief Governance Officer under the terms of our bylaws.

Trading in Company Securities

We prohibit hedging and pledging transactions in Company securities by executive officers and directors. Employees that are not executive officers are also prohibited from hedging Company securities and discouraged from pledging Company securities.

Additionally, we require members of senior Management as well as our directors to pre-clear every transaction in Company securities for themselves, their immediate family members and any family trust with the Corporate Secretary and Chief Governance Officer. This includes gifts, transactions in discretionary accounts and non-routine transactions such as optional cash purchases in the Dividend Reinvestment Plan.

Our Board's Independence

11/12
Director Nominees are Independent

Our Corporate Governance Principles require that a significant majority of our directors meet the criteria for independence required by the New York Stock Exchange (NYSE). A director is considered independent if the Board determines that he or she does not have a material relationship with the Company. In making its annual independence determinations, the Board considers transactions between each director nominee and the Company. Our Board has established guidelines to assist it in determining director independence. These guidelines can be found within our Corporate Governance Principles and cover, among other things, employment and compensatory relationships, relationships with our auditors, customer and business relationships and contributions to non-profit organizations.

Based on our guidelines, the Board determined in March 2024 that all of its members in 2023, other than Mr. Squeri, and all of the Board's director nominees for election at the 2024 Annual Meeting of Shareholders, other than Mr. Squeri, are independent.

Mr. Clayton is a Senior Policy Advisor and Of Counsel at Sullivan & Cromwell LLP. From time to time and in the ordinary course of business, Sullivan & Cromwell LLP provides legal services to the Company that we consider to be de minimis in nature. Mr. Clayton does not provide any legal services to the Company, and he does not receive any compensation from Sullivan & Cromwell LLP that is generated by or related to our payments to that firm. The Nominating, Governance and Public Responsibility Committee determined based on fees paid to the firm over the past three years that Sullivan & Cromwell LLP does not perform substantial legal services for the Company on a regular basis. The fees and expenses paid to Sullivan & Cromwell LLP represented less than 0.5 percent of the firm's consolidated gross revenues in each of the past three years, and represented less than 0.1 percent of the Company's revenue in each such year. Further, the Nominating, Governance and Public Responsibility Committee reviewed the nature of the Company's engagement of Sullivan & Cromwell LLP and the services rendered, including the expertise and relevant experience of the firm and the specific partners engaged to work on the matters for which we have engaged the firm, and determined that Mr. Clayton's service on the Company's Board should not impair the Company's ability to engage Sullivan & Cromwell LLP when the Company determines such engagements to be appropriate and in our best interests. The Committee is satisfied that Sullivan & Cromwell LLP, when engaged for legal work, is chosen by the Company's legal group on the basis of the directly relevant factors of experience, expertise and efficiency. After considering the fees and expenses paid and being briefed on the policies and procedures that Sullivan & Cromwell LLP has instituted to confirm that Mr. Clayton has no professional involvement or financial interest in the Company's dealings with the firm, the Nominating, Governance and Public Responsibility Committee determined and recommended to the Board that the Company's professional engagement of Sullivan & Cromwell LLP does not impair Mr. Clayton's independence.

Shareholder Engagement
Our Board's Commitment to Shareholder Engagement

 ## Why and How We Engage

American Express regularly engages with shareholders and other stakeholders on a year-round basis. We greatly value the insights of our shareholders and seek to engage in meaningful dialogue by soliciting input on topics of interest for discussion, researching shareholder voting policies and historical voting records and providing materials about the Company prior to our engagement meetings. We share feedback received from our engagement meetings with our Board and its committees for further assessment and to determine appropriate responses.

From a governance perspective, our Corporate Secretary and Chief Governance Officer engages in outreach throughout the year to discuss with our shareholders and other stakeholders the issues that are important to them, listen to their expectations for the Company and share our views. Our Investor Relations team also regularly meets with shareholders, prospective investors and investment analysts. Our Board and Management recognize the benefits that come from meaningful dialogue with shareholders and other stakeholders and we have a longstanding practice of active engagement. In summary, we engage with shareholders throughout the year in order to:

- Provide visibility and transparency into our business, our performance and our corporate governance, ESG and compensation practices;

- Discuss with our shareholders the issues that are important to them, hear their expectations for us and share our views; and

- Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices.

Our 2023 Say-on-Pay Vote and Our Response

Following our 2023 Annual Meeting, we reached out to our top 50 shareholders along with certain others among our top 75 shareholders, representing in the aggregate approximately 59% of our outstanding shares, along with other stakeholders to discuss our Say-on-Pay vote and other matters of interest to them, including Company strategy and performance, Board composition and succession planning and ESG-related matters. Twenty-six of our shareholders, representing approximately 40% of our outstanding shares and other stakeholders responded to our meeting request. We also met with shareholders who proactively requested to meet.

During these meetings, we specifically sought input from shareholders and other stakeholders regarding our 2023 Say-on-Pay vote and particular enhancements we could make to improve our disclosures regarding our executive compensation programs. In these meetings, several shareholders expressed concerns with the structure and quantum of the special award granted to our Chairman and CEO in 2022 and suggested opportunities to enhance our compensation-related disclosure. We also took the opportunity during these meetings to provide our shareholders with an overview of Management's plans to respond to the 2023 Say-on-Pay vote, including the creation of a cross-functional group to review shareholder feedback and identify recommendations for the Compensation and Benefits Committee and the Board to assess.

Please see "2023 Shareholder Engagement and Responsiveness to 2023 Say-on-Pay Vote" starting on page 53, for a detailed discussion of our response to this shareholder feedback.



WHEN WE ENGAGE

Spring

Pre-Annual Meeting of Shareholders engagement to update shareholders and gather feedback on executive compensation and governance-related changes and to discuss items on the Annual Meeting of Shareholders agenda

Summer

Review feedback and results from the Annual Meeting of Shareholders, plan for Fall Engagement and conduct targeted and responsive engagement

Fall

Engagement with shareholders to gather feedback following the Annual Meeting of Shareholders and discuss developments in the Company's business and strategy, Board and corporate governance matters, executive compensation and priorities for the year

Winter

Review of shareholder feedback and Board consideration of potential changes to corporate governance, executive compensation program and proxy disclosure enhancements

Key features of our shareholder engagement include year-round outreach; meaningful engagement; regular reporting of shareholder input to Management and the Board; and shareholder-driven improvements. The below table provides a snapshot of our ongoing engagement process and outcomes.

Board Involvement

Our Lead Independent Director who also serves as our Compensation and Benefits Committee Chair is available for engagement and represents the Board in communications with shareholders, including participating in joint corporate governance and investor relations meetings. We deliver detailed feedback to our Board regarding shareholder meetings.

Investor Relations and Senior Management

We interact with our investors in a variety of ways. Our Investor Relations team regularly meets with shareholders, prospective investors and investment analysts at conferences, one-on-one meetings and group meetings. These meetings often include participation by Management, including our Chairman and CEO, CFO and other business leaders, and often focus on Company performance and business strategy. In 2023, Management and our Investor Relations team met with 229 investment firms, analysts and other investors, which included shareholders representing approximately 51% of our shares outstanding.

To learn more about our engagement, you may visit our Investor Relations website at http://ir.americanexpress.com.

Corporate Secretary's Office

We engage with governance representatives of our shareholders through in-person meetings and conference calls that occur during and outside of the proxy season. Members of the corporate governance, investor relations and executive compensation groups discuss, among other matters, Company performance, emerging governance practices generally and specifically with respect to our Company, the reasons behind a shareholder's voting decisions at prior annual shareholder meetings, our executive compensation practices and ESG strategy and framework.

Actions Taken by the Board Following Shareholder Engagement

Shareholder feedback is delivered to our Board and thoughtfully considered and has led to modifications in our executive compensation programs, governance practices and disclosure. Some of the actions we have taken that are informed by shareholder feedback over the last several years include:

- ⊘ Modified our perquisites policy to eliminate a cash perquisite allowance paid to NEOs
- ⊘ Continued to align compensation program with the Company's strategic priorities
- ⊘ Backed our front-line colleagues by moving from a discretionary profit sharing contribution in the U.S. retirement plan to a fixed rate contribution
- ⊘ Continued to release our ESG report (available on our website), which includes our full EEO-1 data, diversity metrics and discusses our ESG Strategy Roadmap focused on three core pillars: building financial confidence, advancing climate solutions and promoting DE&I, each with long-term goals and initiatives
- ⊘ In 2021 and 2022, released DE&I reports (available on our website), which included recruitment, retention and promotion data, documented our progress on DE&I commitments and initiatives and detailed the diversity representation of colleagues. Such DE&I data continues to be included in our ESG reports
- ⊘ Achieved 100% pay equity for colleagues across genders globally and across races and ethnicities in the U.S. and enhanced transparency on equal pay with the disclosure of our "raw median pay gap"
- ⊘ Adopted proxy access
- ⊘ Adopted shareholder right to call special meetings
- ⊘ Simplified our Annual Incentive Award program to be more formulaic and based on a single Company scorecard
- ⊘ Committed to not provide office support to future retiring CEOs
- ⊘ Continued to evolve and enhance our proxy disclosures
- ⊘ Amended our Corporate Governance Principles to limit the number of public company boards on which our directors may serve
- ⊘ Added directors with financial services, payments, cybersecurity and digital backgrounds
- ⊘ In 2021, we committed to net-zero emissions in alignment with the Science Based Targets initiative (SBTi). In December 2022, we submitted near- and long-term emissions reduction targets to the SBTi for validation. We continue to engage with SBTi throughout the validation process
- ⊘ Please see "2023 Shareholder Engagement and Responsiveness to 2023 Say-on-Pay Vote" on page 53 for the actions taken in response to our 2023 Say-on-Pay vote

How to Communicate with Our Board

You may communicate with the Board or an individual director by letter or email, directed in care of the Company's Corporate Secretary and Chief Governance Officer, who will forward your communication to the intended recipient. However, at the discretion of the Corporate Secretary and Chief Governance Officer, materials considered to be inappropriate or harassing, unsolicited advertisements or promotional materials and invitations to conferences may not be forwarded.

If you have an inquiry about our financial statements, accounting practices or internal controls, please direct your concern to the Chair of the Audit and Compliance Committee. If the inquiry relates to our governance practices, business ethics or corporate conduct, it should be directed to the Chair of the Nominating, Governance and Public Responsibility Committee or the Lead Independent Director. Matters relating to executive compensation may be directed to the Chair of the Compensation and Benefits Committee. If you are unsure of the category to which your concern relates, you may communicate it to any one of the independent directors, to the Lead Independent Director or to the Chairman.

Please direct such communications in care of the Corporate Secretary and Chief Governance Officer as follows:

Kristina V. Fink
Corporate Secretary and Chief Governance Officer
American Express Company
200 Vesey Street
New York, NY 10285
corporatesecretarysoffice@aexp.com

Compensation of Directors

The Nominating, Governance and Public Responsibility Committee reviews director compensation and seeks to compensate our directors in a manner that attracts and retains highly qualified directors and aligns the interests of our directors with those of our long-term shareholders. In 2023, the Committee engaged an independent compensation advisory firm, Semler Brossy, to assist the committee in its review of the competitiveness and structure of the Company's non-Management director compensation. This review included a competitive benchmarking of our director compensation against the 20 companies that our Compensation and Benefits Committee reviews as a reference when examining the competitiveness of our executive compensation practices, as well as the Dow 30 and certain financial institutions. After completing its review, the Nominating, Governance and Public Responsibility Committee recommended no increases to our non-Management director compensation program in 2023.

The following table provides information on the 2023 compensation of non-Management directors who served for all or a part of 2023. We reimburse directors for reasonable out-of-pocket expenses attendant to their board service.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Thomas J. Baltimore	$130,000	$220,000	$ 57,381	$ 407,381
Charlene Barshefsky [4]	$ 40,893	$ —	$ 82,282	$ 123,175
John J. Brennan	$185,000	$295,000	$ 51,189	$ 531,189
Peter Chernin	$155,000	$220,000	$ 114,294	$489,294
Walter J. Clayton III	$ 126,334	$220,000	$ 10,764	$357,098
Ralph de la Vega	$165,000	$220,000	$ 46,268	$ 431,268
Michael O. Leavitt[4]	$ 43,684	$ —	$ 73,568	$ 117,252
Theodore J. Leonsis	$140,000	$220,000	$ 96,559	$456,559
Deborah P. Majoras	$ 122,250	$220,000	$ 2,081	$ 344,331
Karen L. Parkhill	$170,000	$220,000	$ 20,322	$ 410,322
Charles E. Phillips	$130,000	$220,000	$ 12,338	$362,338
Lynn A. Pike	$125,000	$220,000	$258,322	$603,322
Daniel L. Vasella	$140,000	$220,000	$ 93,955	$453,955
Lisa W. Wardell	$130,000	$220,000	$ 11,859	$ 361,859
Christopher D. Young	$145,000	$220,000	$ 35,182	$400,182

[1] **Annual Retainers.** For service in 2023, we paid non-Management directors an annual retainer of $110,000 for board service. We paid an additional annual retainer of $20,000 to members of the Audit and Compliance and Risk Committees, $15,000 to members of the Compensation and Benefits Committee and Nominating, Governance and Public Responsibility Committee. We also paid an annual retainer to the Chair of each of the Board committees as follows: Audit and Compliance and Risk, $20,000; and Compensation and Benefits and Nominating, Governance and Public Responsibility, $15,000. We pay no fees for attending meetings, but the annual retainer for board service of $110,000 is reduced by $20,000 if a director does not attend at least 75% of his or her aggregate Board and committee meetings. In addition, our Lead Independent Director during 2023, John Brennan, received an annual retainer of $100,000 of which $25,000 is paid in cash and included in this column and the remaining $75,000 is credited to the director's share equivalent unit (SEU) account (see footnote 2).

All non-Management directors, except Charlene Barshefsky, Theodore J. Leonsis, Karen L. Parkhill and Lynn A. Pike, deferred all or a portion of their 2023 retainers into a cash account, a SEU account, or both, under the deferred compensation plan described below in footnote 2.

[2] **Share Equivalent Unit Plan.** To align our non-Management directors' annual compensation with shareholder interests, each non-Management director is credited with common SEUs upon election or reelection at each annual meeting of shareholders. Each SEU reflects the value of one common share. Directors receive additional SEUs as dividend equivalents on the units in their accounts. SEUs do not carry voting rights and must be held at least until a director ends his or her service on the Board. Each SEU is payable in cash equal to the then-value of one common share at the time of distribution to the director. On May 2, 2023, the date of last year's Annual Meeting, each non-Management director elected to the Board was credited with SEUs having a value of $220,000, which consisted of 1,365 SEUs, based on the market price of our common shares for the average of the 15 trading days immediately preceding such date. In addition, our Lead Independent Director during 2023, John J. Brennan, received an annual SEU retainer of $75,000, which consisted of 450 SEUs based on the market price of our common shares for the average of the last 15 trading days of each calendar quarter. We report in this column the aggregate grant date fair value of these SEUs in accordance with FASB ASC Topic 718, Compensation—Stock Compensation.

Deferred Compensation Plan for Directors. Non-Management directors may defer the receipt of up to 100% of their annual retainer fees into either: (1) a cash account in which amounts deferred will be credited at the rate of 120% of the applicable federal long-term rate for December of the prior year, or (2) their SEU account. Directors will receive cash payments upon payout of their deferrals.

The balances in directors' SEU accounts as of December 31, 2023, are set forth in the table below. These amounts represent the aggregate number of SEUs granted under the SEU Plan for all years of service as a director and additional units credited because of the reinvestment of dividend equivalents and, for directors who participated in the SEU option under our deferred compensation plan for directors, retainer amounts deferred into their SEU account and dividend equivalents thereon.

Name	Number of SEUs
Thomas J. Baltimore	6,351
Charlene Barshefsky	—
John J. Brennan	23,851
Peter Chernin	50,358
Walter J. Clayton III	2,308
Ralph de la Vega	20,766
Michael O. Leavitt	—
Theodore J. Leonsis	39,163
Deborah P. Majoras	1,769
Karen L. Parkhill	6,434
Charles E. Phillips	6,478
Lynn A. Pike	6,434
Daniel L. Vasella	42,019
Lisa W. Wardell	6,270
Christopher D. Young	16,470

[3] **Insurance**. We provide our non-Management directors with group term life insurance coverage of $50,000. The group life insurance policy is provided to the directors on a basis generally available to all Company employees. This column includes the premium paid for such coverage.

Dividend Equivalents. Dividend equivalents are reinvested in additional units for all directors based upon total SEUs held at the shareholder record dates applicable to Company quarterly dividend payment. This column includes the fair market value of the dividend equivalents received by the directors during 2023 in these amounts: Mr. Baltimore $11,994, Amb. Barshefsky $82,260, Mr. Brennan $51,137, Mr. Chernin $114,242, Mr. Clayton $2,713, Mr. de La Vega $46,217, Gov. Leavitt $28,172, Mr. Leonsis $88,508, Ms. Majoras $2,030, Ms. Parkhill $13,270, Mr. Phillips $12,287, Ms. Pike $13,270, Dr. Vasella $93,904, Ms. Wardell $11,807, and Mr. Young $35,131.

Matching Gift Program. Directors are eligible to participate in the Company's Matching Gift Program on the same basis as Company employees. Under this program, the American Express Foundation matches gifts to approved charitable organizations up to $8,000 per calendar year. This column includes the amounts matched with respect to calendar year 2023.

Special Events. In connection with their attendance and participation at The American Express 2023 Golf Tournament, Gov. Leavitt and Mr. Baltimore received a benefit equivalent to $45,375 and $43,135 respectively, which includes the Pro-Am Player entry fee and other costs associated with participation in the tournament. Mr. Baltimore also received a benefit equivalent to $2,200 for hospitality tickets in connection with his attendance at the U.S. Open Golf event.

Other Retainers. Ms. Pike is Chair of the Board of Directors of AENB, our U.S. bank subsidiary. For her service as a board member, Ms. Pike received an annual cash retainer totaling $245,000, which is included in this column.

[4] Amb. Barshefsky and Gov. Leavitt retired from our Board effective May 2, 2023.

Director Stock Ownership

Our Corporate Governance Principles provide that non-Management directors are required to obtain a personal holding of shares (directly or through SEUs) with a value of $1 million within five years of joining the Board. All non-Management directors have achieved or are on track to achieve this requirement during the required time period.

Director and Officer Liability Insurance

We have an insurance program in place to provide coverage for director and officer liability. The coverage provides that, subject to the policy terms and conditions, the insurers will: (i) reimburse us when we are legally permitted to indemnify our directors and officers; (ii) pay losses, including settlements, judgments and legal fees, on behalf of our directors and officers when we cannot indemnify them; and (iii) pay our losses resulting from certain securities claims. A portion of the insurance program is blended with certain other insurances covering the Company. The insurance program is effective from November 30, 2023 to November 30, 2024 and is provided by a consortium of insurers. ACE American Insurance Company and XL Specialty Insurance Company are the lead insurers with various other insurers providing excess coverage. We expect to obtain similar coverage upon expiration of the current insurance program. The annual premium for the insurance program is approximately $5.1 million.

Certain Relationships and Transactions

In the ordinary course of our business, we engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations. Some of our directors, director nominees, executive officers, greater than 5% shareholders and their immediate family members (each, a Related Person) may be directors, officers, partners, employees or shareholders of these entities. We carry out transactions with these entities on customary terms and, in many instances, these Related Persons may not have knowledge of them. To the Company's knowledge, since January 1, 2023, no Related Person has had a material interest in any of our ongoing business transactions or relationships except as described in this section.

Our Related Person Transaction Policy

Our written Related Person Transaction Policy governs company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has a direct or indirect material interest (Related Person Transactions). Under the policy, the Nominating, Governance and Public Responsibility Committee must provide prior review and oversight of, and approval or disapproval of, Related Person Transactions, other than certain pre-approved transactions (described below). The committee will only approve a transaction if, after reviewing the relevant facts and circumstances, it determines that the transaction is consistent with the best interests of the Company. In the event we become aware of a Related Person Transaction that was not approved under the policy, the committee will consider the options available, including ratification, revision or termination of the transaction. The policy does not supersede any other company policy or procedure that may apply to any Related Person Transaction, including our Corporate Governance Principles and codes of conduct.

The Company's Corporate Secretary and Chief Governance Officer is responsible for assisting the Nominating, Governance and Public Responsibility Committee in carrying out its responsibilities, and Management is required to present to the committee the material facts of any transaction that it believes may require review. In cases when it is impracticable or undesirable to delay a decision on a proposed transaction until the next meeting of the Nominating, Governance and Public Responsibility Committee, the Chair may review and approve the transaction and then report any approval to the full committee at its next regularly scheduled meeting. If a matter before the Nominating, Governance and Public Responsibility Committee involves a member of the committee, the member must recuse themselves and may not participate in deliberations or vote on the matter.

Pre-Approved Categories of Related Person Transactions

The Nominating, Governance and Public Responsibility Committee has pre-approved certain categories of transactions as being consistent with the best interests of the Company. These categories, which may exceed the proscribed threshold for Related Person Transactions, include but are not limited to, director and executive officer compensation, use of Company products and services, transactions involving indebtedness to the Company, certain banking-related transactions, certain ordinary course transactions, charitable contributions and indemnification payments.

Related Person Transactions

Our executive officers and directors may from time to time take out loans from certain of our subsidiaries on the same terms that these subsidiaries offer to the general public. For example, our U.S. card-issuing bank subsidiary may extend credit to our directors and executive officers under our charge or lending products. All indebtedness from these transactions is in the ordinary course of our business and is on the same terms, including interest rates and collateral, in effect for comparable transactions with people not related to the Company or its subsidiaries. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to our subsidiaries. Our executive officers and directors may also enter into transactions with us involving other goods and services, such as travel services and deposit and checking products offered by subsidiaries of the Company. These transactions are also in the ordinary course of our business, and we provide them on terms that we offer to our customers generally. Occasionally, we may have employees who are related to our executive officers, directors or director nominees. We compensate these individuals in a manner consistent with our practices that apply to all employees. The sister-in-law of Mr. Squeri, our Chairman and CEO, is employed by the Company in a non-executive position and received compensation in 2023 of between $325,000 and $350,000. The compensation and other terms of employment of Mr. Squeri's sister-in-law are determined on a basis consistent with the Company's human resources policies.

Certain executive officers, directors and members of their immediate families are directors, employees or have equity interests in companies with whom the Company has entered into ordinary course business relationships from time to time and with whom the Company may enter into additional ordinary course business relationships. These may include ordinary course merchant acceptance relationships pursuant to which these companies accept our charge and credit card products and pay us fees when their customers use these cards, as well as use of the Company's cards and financial and other products and services, including extensions of credit, on terms and conditions similar to those available to other customers generally. From time to time, we may enter into joint marketing or other relationships with one or more of these companies in the ordinary course that encourage customers to apply for and use our cards. We may engage in other commercial transactions with these companies and pay or receive fees in those transactions. We have a number of similar ordinary course relationships with Berkshire Hathaway Inc. and its subsidiaries. We have also purchased insurance and other products from subsidiaries of Berkshire Hathaway Inc. in the ordinary course of business and on arm's-length terms. For information regarding a letter agreement between us and Berkshire Hathaway Inc. related to Berkshire's investment in the Company, please see "Stock Ownership Information" on pages 111-112. Additionally, the Company may from time to time make charitable contributions to non-profit organizations where our directors or executive officers are directors or trustees.

Environmental, Social and Governance (ESG)

At American Express, our ESG mission is to back people and businesses to thrive and create equitable, resilient and sustainable communities globally. We seek to mobilize our business to address pressing global challenges and deliver high-impact initiatives that serve our colleagues, customers and communities.

In 2021, we developed our ESG strategy and roadmap based on an ESG priority assessment that identified the key issues of importance to our stakeholders, including colleagues, customers, shareholders, communities and partners. This strategy centers around three core pillars: Build Financial Confidence, Advance Climate Solutions and Promote Diversity, Equity and Inclusion. In 2023, we issued a sustainability financing report disclosing that as of December 31, 2022, we had allocated $750 million of the net proceeds of the $1 billion principal amount of sustainability notes that we issued in 2022 to eligible Green and Social Projects in support of our ESG strategy. We also continue to deliver funding through our three core community impact grant priorities: Backing Small, Backing Low-Carbon Communities and Backing Equal Futures.

Our ESG Strategy & Goals

BUILD FINANCIAL CONFIDENCE	**Empower individuals to build and maintain their financial well-being through products, services, tools and education, while providing robust account security**	**Strengthen the financial security and money management capacity of small businesses through products, services, campaigns, and initiatives**	**Help build resilient communities through grants, programs and initiatives that support economic empowerment and equity**
	• Provide access to credit to at least 4 million individuals from underrepresented populations from 2021 through 2025 • Provide at least 5 million individuals with tools, resources and educational content to improve financial well-being from 2021 through 2025	• Support small businesses, including by reaching $100 billion in spending by consumers at small, independently owned retailers or restaurants on Small Business Saturday and during other Shop Small campaigns from 2021 through 2025[(1)]	• Invest $500 million to build more resilient and equitable communities from 2021 through 2025
ADVANCE CLIMATE SOLUTIONS	**Minimize our climate impact and manage our climate-related risks and opportunities**	**Enable our customers and partners to transition to a low-carbon economy through the development of new capabilities**	**Support community programs and initiatives to help build more climate resilience and equitable communities**
	• Commit to net-zero emissions in alignment with the SBTi • Enhance the management of climate-related risks and opportunities across the business	• Pilot low-carbon product innovations, including carbon tracking and offset solutions	• Provide at least $10 million to support initiatives, partnerships and programs that address the adverse effects of climate change and pollution on communities from 2021 through 2025 • Engage our colleagues in sustainability initiatives through the Green2Gether program
PROMOTE DIVERSITY, EQUITY AND INCLUSION	**Enhance diverse representation, equal opportunity and an inclusive culture at all levels of the company**	**Meet the needs of underrepresented businesses and consumers and develop more inclusive marketing initiatives**	**Advance racial equality and social justice in our communities**
	• Maintain 100% pay equity across genders globally and across races and ethnicities in the U.S.	• Double annual spending with underrepresented-owned suppliers in the U.S. from a 2019 baseline to $750 million in a year by the end of 2024, including increasing spending with Black-owned suppliers to at least $100 million annually • Provide access to capital and financial education to at least 250,000 underrepresented-owned small- and medium-sized businesses in the U.S. from late 2020 through 2024 • Develop more inclusive marketing initiatives, as well as design and build product experiences and programs that better meet the needs of underrepresented consumer and business customers	• Provide $50 million in grants from late 2020 through 2024 to nonprofits focused on addressing inequality and promoting social justice, including those led by members of underrepresented groups

(1) Based on spend as reported by consumers in surveys commissioned by American Express (not actual receipts or sales).

2022-2023 ESG Highlights



Build Financial Confidence

- Supported small businesses, including an estimated $17 billion in reported spending by U.S. consumers at independent retailers and restaurants on Small Business Saturday in 2023.[1]
- Maintained the lowest U.S. fraud rates among major credit card networks.[2]
- Awarded over $5.8 million in grants in 2023 to support approximately 750 small businesses in the U.S. and in Australia, Canada, Japan, Mexico and the United Kingdom.
- In 2023, we made or contributed capital to approximately $484 million in investments, community development loans and grants through The American Express Center for Community Development to support small business needs, job creation and retention and affordable housing, including the development of 2,500 units for families in need.



Advance Climate Solutions

- Maintained carbon neutral operations powered by 100% renewable electricity since 2018.[3]
- In 2021, we committed to net-zero emissions in alignment with the Science Based Target initiative (SBTi). In December 2022, we submitted our near- and long-term emissions reductions targets to the SBTi for validation. We continue to engage with the SBTi throughout the validation process.
- Formed the Climate Risk Management Working Group, which is comprised of senior leaders with direct accountability to the ERMC to oversee climate risks and met quarterly. In addition, we formed the Net-Zero Working Group, which is comprised of colleagues across the enterprise, to support the implementation of our net zero strategy.
- Set a goal to have the vast majority of plastic cards issued by American Express be made of at least 70% recycled or reclaimed plastic by the end of 2024. In 2022 and 2023, we continued to expand cards made from recycled or reclaimed plastics globally.
- Pledged $12.75 million in grants in 2023 to support small businesses as they prepare for and rebuild stronger in the aftermath of natural disasters and climate events.



Promote Diversity, Equity and Inclusion

- Set an increased goal to support 750,000 underrepresented-owned small- and medium-sized U.S. businesses with access to capital and financial education from late 2020 through 2025, after exceeding our original goal of 250,000 underrepresented owned businesses in 2022.
- Maintained 100% pay equity for colleagues across genders globally and across races and ethnicities in the U.S.
- Continued to provide transparency through disclosures on diversity representation among colleagues, including new details on hiring, promotion and retention of colleagues in the U.S. broken down by race and ethnicity and the "raw median pay gap" for women globally and for racially and ethnically diverse colleagues in the U.S.

---

[1] The American Express 2023 Small Business Saturday Consumer Insights Survey was conducted by Teneo on behalf of American Express. The study is a nationally representative sample of 2,483 U.S. adults 18 years of age or older. The sample was collected using an email invitation and an online survey. The study gathered self-reported data and does not reflect actual receipts, sales or American Express Card Member spending data. It was conducted anonymously on November 26, 2023. The survey has an overall margin of error of +/- 2.0%, at the 95% level of confidence. Projections are based on the current U.S. Census estimates of the U.S. adult population, age 18 years and over.

[2] The Nilson Report, February 2024.

[3] Achieved carbon neutral operations for Scope 1 (direct emissions from sources owned or controlled by American Express), Scope 2 (indirect location-based and market-based emissions) and Scope 3 (waste and employee business travel, including third-party air, rail and rental cars) emissions through renewable energy credits, carbon offsets and reduced GHG emissions. Operations include all our managed facilities, field sites and data centers. Managed facilities are individual properties operationally managed by our global real estate team and housing critical business functions. Field sites are individual properties that are not operationally managed by our global real estate team but directly by our business units. They are typically smaller sites, less than 30,000 square feet (including airport lounges, foreign exchange kiosks and sales offices) that are owned or leased by American Express.

ESG Governance

Our Board's Nominating, Governance and Public Responsibility Committee reviews our ESG strategy and Corporate Sustainability program, monitors progress against our goals and provides guidance on our efforts. The Compensation and Benefits Committee of the Board also oversees performance goals and certifies performance outcomes on key talent metrics. The Risk Committee of the Board provides oversight of our ERM framework.

Our Executive Committee also reviews and evaluates ESG performance and long-term goals with support from our ESG Steering Committee. Led by senior executives from across the Company, the ESG Steering Committee developed the goals for our ESG strategy, drawing on the expertise of cross-functional ESG Working Groups. Day to day, our Corporate Sustainability team works with colleagues throughout the Company to shape our ESG programs and investments and monitors progress on key issues.

Emerging risks (e.g., climate risk) are included in our ERM framework and climate-related risks are currently managed as part of our ERM process. The ERMC, chaired by our Chief Risk Officer, is the highest-level management committee to oversee all firm-wide risks and is responsible for risk governance, risk oversight and risk appetite. Furthermore, we have established a dedicated Climate Risk Management Working Group with direct accountability to the ERMC. Additionally, in preparation for increased international regulatory interest and requirements on climate risk and ESG reporting, we also formed international ESG Working Groups that are organized with respect to specific international jurisdictions and include a localized ESG governance structure that ladders up to the enterprise ESG Governance Framework.

Executive compensation also continues to be linked to our ESG goals. For example, we have incorporated the management of key ESG priorities, including metrics, into our executive compensation program under the Strategic category of our annual scorecard. For more information, see the "Compensation, Discussion and Analysis" section of this Proxy Statement.

ESG GOVERNANCE FRAMEWORK


MISSION: BACK PEOPLE AND BUSINESSES TO THRIVE AND CREATE EQUITABLE, RESILIENT, AND SUSTAINABLE COMMUNITIES GLOBALLY
ESG PILLARS
BUILD FINANCIAL CONFIDENCE
ADVANCE CLIMATE SOLUTIONS
PROMOTE DIVERSITY, EQUITY & INCLUSION
BOARD OVERSIGHT
COMPENSATION & BENEFITS COMMITTEE
NOMINATING, GOVERNANCE, & PUBLIC RESPONSIBILITY COMMITTEE
RISK COMMITTEE
MANAGEMENT & IMPLEMENTATION
EXECUTIVE COMMITTEE
ESG STEERING COMMITTEE
ENTERPRISE RISK MANAGEMENT COMMITTEE
CORPORATE SUSTAINABILITY: ENTERPRISE ESG TEAM
CLIMATE RISK TEAM
ESG WORKING GROUPS
PROMOTE DIVERSITY, EQUITY, & INCLUSION
BUILD FINANCIAL CONFIDENCE
ADVANCE CLIMATE SOLUTIONS
NET-ZERO
ESG DISCLOSURES
INTERNATIONAL MARKETS ESG WORKING GROUPS*
CLIMATE RISK MANAGEMENT
Business Units Across the Company

International ESG Working Groups are organized with respect to specific international jurisdictions and include a localized ESG governance structure that ladders up to the enterprise ESG Governance Framework.

Colleague Diversity

At American Express, we continue to work to build an inclusive and diverse workplace that values every voice, rewards teamwork, celebrates different points of view and reflects the diversity of the communities in which we operate.

2023 Global Workforce Representation

We work to create a culture built on supportive relationships and an inclusive workplace as reflected by our Blue Box Values. We regularly disclose representation data on our global workforce to provide transparency, including our EEO-1 data and other information featured in our ESG Report.



53% OF OUR TOTAL GLOBAL WORKFORCE ARE WOMEN

50% OF OUR EXECUTIVE COMMITTEE ARE WOMEN OR FROM DIVERSE RACES AND ETHNIC BACKGROUNDS[1]

54% OF OUR U.S. WORKFORCE IS FROM DIVERSE RACES AND ETHNIC BACKGROUNDS[2]

[1]   Based on self-identified characteristics.

[2]   Based on data for the 2023 U.S. Employer Information Report (EEO-1) submission for Black/African American, Hispanic/Latino, Asian, Native American or Alaskan Native, Native Hawaiian or Pacific Islander and two or more races.

Maintaining 100% Pay Equity



In 2023, for the fourth consecutive year, we maintained 100% pay equity for colleagues across genders globally and across races and ethnicities in the United States.

At American Express, we strive to treat everyone who works for us fairly and equally. We are committed to paying all colleagues equitably and maintaining bias-free, transparent compensation practices, and we are proud of our leadership in this area.

Our compensation practices reward colleagues based on performance, and we have policies and processes in place to help ensure we compensate colleagues fairly and equitably. We review these practices regularly, and since 2017 we have also worked each year with independent experts to conduct a pay equity review. This analysis covers our entire global colleague base across genders globally and across races and ethnicities in the U.S., assessing pay on a statistical basis and considering key factors that influence compensation, including but not limited to tenure, role, level, geography and performance.

In 2023, for the fourth consecutive year, we maintained 100% pay "equity"—meaning no statistical differences in pay—across genders globally, as well as across races and ethnicities in the U.S. We continued to make necessary investments and appropriate salary adjustments to reach this goal. We are proud of this achievement and are committed to maintaining this goal going forward.

Since 2021, we have also disclosed our "raw median pay gap" and provided data on the company's hiring, promotions and retention efforts for colleagues across gender globally and race and ethnicity in the United States. The "raw median pay gap" metric compares differences in raw median base pay making no adjustments for factors such as role, level, tenure, performance or geography. Additional information regarding our "raw median pay gap" can be found in our ESG Report.

Creating an Inclusive Workplace Culture

Our DE&I vision is to support a diverse, equitable and inclusive workforce, marketplace and society. We see the diversity of people and experiences as fuel for the creativity and innovation that make us better as a team and ultimately help us deliver better results. Our Blue Box Values of "We Respect People," "We Embrace Diversity" and "We Stand for Equity and Inclusion" bring our vision to life to back our colleagues, customers and communities.

Our Colleague Networks play an important part in the culture of American Express, building community, offering support and fostering a sense of inclusion and belonging. They also serve as an important source for feedback—helping us learn more about the colleague experience and, in turn, guiding the resources, events and backing we provide. Our first documented Colleague Network was formed in 1920 to bring together colleagues who share common experiences, interests and backgrounds through recreation, athletics and study. Colleague Networks are voluntary and continue to evolve. We have 14 dedicated Colleague Networks with more than 120 chapters worldwide. These groups offer networking, growth opportunities and the ability to get more involved within the Company.

Supporting Colleague Health, Safety and Well-Being

We back our colleagues and their loved ones with benefits and programs that promote their holistic well-being. That means we prioritize their physical, financial and mental health through each stage of life.

We invest in our colleague's physical health and well-being through our innovative, award-winning global corporate wellness program, Healthy Living. Healthy Living highlights the importance of preventive care, encourages and rewards healthy actions and provides colleagues and their loved ones with the support they need through our leadership, policies and work environment.

Our global financial well-being program, Smart Saving, provides resources and tools like financial coaching—at no cost—to help colleagues make better decisions about their finances. By offering this ongoing education and support, in addition to competitive base salaries and incentives, we're helping colleagues build their financial confidence so they can live well, now and in the future.

Through our global mental health program, Healthy Minds, we are increasing awareness about mental health and providing resources and support for our colleagues so they can care for their well-being and get help when they need it. Since launching Healthy Minds over a decade ago, we have continued to innovate and strengthen our program, and today, in addition to free counseling for colleagues and their loved ones, we offer telehealth, grief and loss support, group support sessions and mental health trainings.

Fostering Personal and Professional Growth

We continue to back our colleagues' growth and development and enable them to build new skills, achieve their career goals and develop as leaders at all levels. We offer a range of learning and development opportunities with resources, feedback and support, including:

Career Growth @ Amex provides clear guidance to help colleagues navigate and grow their careers. It's built on four pillars: Deliver, Reflect, Learn and Connect, and includes a suite of resources and support aligned to each pillar for colleagues and leaders. The guides for leaders focus on helping them have ongoing career conversations with their team members.

An integral part of Career Growth @ Amex is the **Career & Development Plan**, an internal tool for colleagues to map out their career journey, aspirations and development goals, and the support they need along the way.

Leadership @ Amex includes a suite of learning opportunities and resources that are grounded in our strategy, Leadership Behaviors and the Blue Box Values, to help colleagues at all levels develop and strengthen their leadership skills. We also offer **People Leadership @ Amex** to help leaders become great performance and career coaches and utilize the Leadership Behaviors with their teams.

Feedback @ Amex provides resources and support to help colleagues strengthen their coaching and feedback skills and foster a culture where giving and receiving feedback is part of our every day.

LinkedIn Learning gives colleagues quick and easy access to thousands of courses and videos taught by industry experts on topics like business, leadership, technology, creativity and personal development.

Project MarketPlace is our enterprise-wide project-sharing platform where all colleagues can apply for special, short-term projects (up to six months in duration) and explore different career areas, build skills and explore interests. The MarketPlace also allows project leaders to diversify perspectives on their team and expand short-term resource capacity to get tasks done quickly and effectively, all while honing their leadership skills.

The Accelerated Leadership Development Program equips high-potential Vice Presidents with the opportunity to strengthen their Leadership Behaviors. The experience includes instructor-led sessions with external experts, speaker series with internal leaders, leadership assessments, mentorship and more.

Our ESG Ratings

We monitor our performance across several environmental, social and governance-related ratings and rankings. Highlights from 2023 include:

CDP (Climate Change) Rating B	**Human Rights Campaign Corporate Equality Index – Score of** 100%	**Inclusion in Bloomberg's Gender-Equality Index**
MSCI (ESG) Rating AA	**Sustainalytics ESG Risk Rating Low-Risk**	

Awards and Recognition

Our commitment to be a great place to join, stay and grow a career continues to earn us industry awards and recognition. Here are some recent recognitions that make us proud:

- Anita Borg Top Companies for Women Technologists

- Axios Harris Poll 100 Corporate Reputation Study—ranked #17

- Bloomberg's Gender Equality Index (since 2016)

- Disability Equality Index & Best Places to Work for People with Disabilities—90%

- Forbes Top 100 Best Companies to Work For in Spain—Top 10

- FORTUNE Great Place to Work List—ranked #3

- FORTUNE Best Workplaces in Financial Services & Insurance—ranked #1

- FORTUNE Best Workplaces in New York—ranked #1

- FORTUNE World's Most Admired Companies—ranked #10

- Great Place to Work: Best Workplaces in Italy—ranked #3

- Great Place to Work: Best Workplaces in Japan—ranked #3

- Great Place to Work: Best Workplaces in the Philippines—ranked #6

- Human Rights Campaign Corporate Equality Index—score of 100%

- JUST Capital—JUST 100 List—ranked #11 overall and #1 in Transaction Processing

- LinkedIn Top Companies in the UK—Ranked #16

- Mediacorp: Canada's Best Diversity Employers

- Merco's Companies with Best Corporate Reputation in Mexico

- People Companies that Care—ranked #3

- Seramount 100 Best Companies

- Seramount Inclusion Index

- TIME Magazine's World Best Companies—ranked #7

Learn More about Corporate Sustainability and ESG Matters at American Express

Please visit go.amex/esg for our 2022-2023 ESG Report, TCFD Index, SASB Index, GRI Content Index and to learn more about our ESG activities. These reports, and any other information from the American Express website, are not incorporated by reference into this Proxy Statement.

Audit Committee Matters

Item 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Board recommends that you vote **FOR** the following resolution:

The Audit and Compliance Committee has sole authority to appoint and replace the Company's independent registered public accounting firm, which reports directly to the Committee, and is directly responsible for its compensation and oversight of its work. The Audit and Compliance Committee conducted its annual evaluation of PricewaterhouseCoopers LLP (PwC) and, after assessing the performance and independence of PwC, the Committee believes that retaining PwC is in the best interests of the Company. The Audit and Compliance Committee reappointed PwC as our independent registered public accounting firm for 2024.

We are asking you to ratify this appointment. If shareholders fail to ratify the appointment, the Audit and Compliance Committee will consider it a directive to consider other accounting firms for the subsequent year. One or more representatives of PwC will be present at the meeting, will be given the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

RESOLVED, that the appointment by the Audit and Compliance Committee of the Company's Board of Directors of PricewaterhouseCoopers LLP, as independent registered public accounting firm for the Company, to audit the financial statements of the Company and its subsidiaries for 2024, is hereby ratified and approved.

Actions Taken by the Audit and Compliance Committee to Support its Recommendation

A Detailed Assessment

PwC has been our independent auditor since 2005. The Audit and Compliance Committee charter requires a detailed review of the independent audit firm, including as compared to other firms, at least every 10 years. This review, last conducted in 2014, assessed PwC's performance across the following criteria: professional expertise, audit engagement team performance, including the quality of information provided on accounting and auditing issues and regulatory developments, communications, independence and objectivity and fees. In addition, the review considered the advisability and the potential impact of selecting a different independent registered public accounting firm. A wide range of internal stakeholders were surveyed and asked to comment generally, identify areas for recognition and improvement and indicate how PwC's performance was trending over time. PwC's audit fees were benchmarked against other firms based on publicly available data. The positive results of the review resulted in the decision to continue to engage PwC and also identified several areas of opportunity for improvement that were discussed with PwC. A detailed review of PwC will again be conducted in 2024 in accordance with the charter requirement.

PwC's Objectivity and Independence

The Audit and Compliance Committee reviews relationships between PwC and American Express that may reasonably be thought to bear on independence and reviews PwC's annual independence evaluation and assesses its independence. Recognizing that independence and objectivity can be compromised by an auditor's provision of non-audit services, the Audit and Compliance Committee has approved a management policy governing the provision of services by PwC.

Quality of PwC's Auditing Practices

The Audit and Compliance Committee reviews issues raised by the Public Company Accounting Oversight Board (PCAOB) reports on PwC, PwC's internal quality control procedures and results of PwC's most recent quality control reviews, as well as issues raised by recent governmental investigations, if any. The Audit and Compliance Committee also discusses PwC's quality initiatives and the steps PwC is taking to enhance the quality and efficiency of its audits with the lead engagement partner.

PwC's Performance as Auditor

The Audit and Compliance Committee discusses and comments on PwC's audit plan and strategy for the audit, including the objectives, overall scope and structure, the resources provided and available at the firm and the Audit and Compliance Committee's expectations. The Audit and Compliance Committee also receives periodic updates from the lead engagement partner on the status of the audit and areas of focus by PwC.

Performance of Lead Engagement Partner

The lead engagement partner of PwC is subject to a mandatory five-year rotation period. The Audit and Compliance Committee chair is involved in selecting the lead engagement partner. In preparation for the current lead engagement partner mandatory rotation, which takes effect in 2024, a new lead engagement partner has been selected. During the year, the Audit and Compliance Committee chair meets one-on-one with the lead engagement partner to promote a candid dialogue and the Audit and Compliance Committee meets in executive session with the lead engagement partner to discuss the progress of the audit and any audit issues, deliver Audit and Compliance Committee feedback and discuss any other relevant matters.

PwC's Communications with the Audit and Compliance Committee

The Audit and Compliance Committee gives feedback to the lead engagement partner on the clarity, thoroughness and timeliness of PwC's communications to the Audit and Compliance Committee.

Terms of the Engagement and Audit Fees

The Audit and Compliance Committee reviews the engagement letter and approves PwC's audit and non-audit fees.

PricewaterhouseCoopers LLP Fees and Services

Fees for 2023 and 2022

The following table sets forth the aggregate fees billed for services rendered or provided by PwC for each of the last two fiscal years (in thousands):

Types of Fees	2023	2022
Audit Fees	$33,215	$29,835
Audit-Related Fees[1]	2,968	3,124
Tax Fees	1,255	1,235
All Other Fees	70	96
TOTAL	$37,508	$34,290

[1]   PwC performs the audit of the Company's pension plan for Hong Kong, where the fees are paid by the plan. These fees, which totaled $19K and $17K in 2023 and 2022, respectively, are not included in Audit-Related Fees since they were not paid by the Company.

In the table above, in accordance with SEC rules, "Audit Fees" consist of fees for professional services rendered for the integrated audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports, and services provided in connection with statutory and regulatory filings or engagements and other attest services. "Audit-Related Fees" consist of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements. The services included due diligence, internal control reviews, attest services not required by statute or regulation and attest services for non-financial information, consultations on financial accounting and reporting matters not classified as audit. "Tax Fees" consist of fees for professional services rendered for tax compliance and tax consulting services. "All Other Fees" are fees for any services not included in the first three categories.

Policy on Pre-Approval of Services Provided by PricewaterhouseCoopers LLP

The terms of our engagement of PwC are subject to the pre-approval of the Audit and Compliance Committee. All audit and permitted non-audit services require pre-approval by the Audit and Compliance Committee in accordance with pre-approval procedures established by the Audit and Compliance Committee. In accordance with SEC rules, the Audit and Compliance Committee's pre-approval procedures have two different approaches to pre-approving audit and permitted non-audit services performed by PwC.

The Audit and Compliance Committee specifically pre-approves the terms and fees of the planned annual audit and permitted non-audit services that are to be performed by PwC. Other proposed engagements may be pre-approved up to an aggregate fee threshold, pursuant to procedures established by the Audit and Compliance Committee that are detailed as to the particular and defined classes of services without consideration by the Audit and Compliance Committee of the specific case-by-case services to be performed. We refer to this pre-approval method as "general pre-approval" and the Company's Controller reports such pre-approved engagements to the Audit and Compliance Committee at least quarterly.

The procedures also require all proposed engagements of PwC for services of any kind that have not received specific or general pre-approval as described above to be approved by the Audit and Compliance Committee (or, should a time-sensitive need arise, its Chair) prior to the beginning of any such services. All services provided by our independent registered public accounting firm have been pre-approved in accordance with these procedures.

The Audit and Compliance Committee has reviewed the services performed by PwC and the related fees were consistent with the maintenance of PwC's independence.

Other Transactions with PricewaterhouseCoopers LLP

We have a number of business relationships with individual member firms of the worldwide PwC organization. Our subsidiaries provide card services to some of these firms and these firms pay fees to our subsidiaries. These services are in the normal course of business and we provide them pursuant to arrangements that we offer to other similar clients.

Report of the Audit and Compliance Committee

A role of the Audit and Compliance Committee, which is composed of independent and financially literate directors, is to assist the Board in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. PwC is responsible for auditing the Company's financial statements and its internal control over financial reporting, in accordance with the standards of the PCAOB, and expressing opinions as to the conformity of the financial statements with accounting principles generally accepted in the United States and the effectiveness of internal control over financial reporting.

In the performance of its oversight function, the Audit and Compliance Committee has reviewed and discussed with Management and PwC the Company's audited financial statements. The Audit and Compliance Committee has also discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. In addition, the Audit and Compliance Committee has received from PwC the written disclosures and letters required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence, has discussed with PwC their independence from the Company and its Management, and has considered whether PwC's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit and Compliance Committee discussed with the Company's Chief Audit Executive and PwC the overall scope and plan for their respective audits. Internal Audit is responsible for preparing an annual audit plan and conducting internal audits under the direction of the Company's Chief Audit Executive, who is accountable to the Audit and Compliance Committee. The Audit and Compliance Committee met with the Chief Audit Executive, the Controller and PwC, with and without Management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit and Compliance Committee met with Management to discuss the processes that they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

AUDIT AND COMPLIANCE COMMITTEE

Ralph de la Vega (Chair)
Thomas J. Baltimore
John J. Brennan
Karen L. Parkhill

Executive Compensation

Item 3: Advisory Resolution to Approve Executive Compensation (Say-on-Pay)

▌ The Board recommends a vote **FOR** this item.

Pursuant to regulations under Schedule 14A of the Securities Exchange Act of 1934, we are asking you to approve, on an advisory basis, the compensation of the Company's Named Executive Officers (NEOs) disclosed in the Compensation Discussion and Analysis (CD&A), the compensation tables, notes and narrative in this Proxy Statement.

Our Board believes that the compensation of our executive officers is aligned with performance, is sensitive to our share price and appropriately motivates and retains our executives. We believe our executive compensation program delivers pay that is strongly linked to Company performance over time.

We engage with shareholders throughout the year, including discussing our compensation program and practices, and we also obtain feedback through this annual Say-on-Pay vote. As part of our responsiveness plan this year, we have done additional outreach and received substantial shareholder input and feedback. As a result, we made a number of changes to our programs and disclosure. Although this advisory vote is non-binding, the results of this vote and the views expressed by our shareholders in these discussions will inform the Compensation and Benefits Committee's future decisions about our executive compensation.

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including in the CD&A, compensation tables, notes and narrative discussion, is hereby approved.

Section Table of Contents

Compensation Discussion and Analysis

Our CD&A describes our executive compensation programs and compensation decisions for our NEOs, who for 2023 were:

Stephen J. Squeri **Chairman and Chief Executive Officer**

Stephen Squeri has been Chairman and Chief Executive Officer of American Express since 2018. As Chairman and CEO, Mr. Squeri has a unique perspective and has demonstrated leadership qualities and management capabilities to drive the long-term success of the Company. Under his leadership, American Express has launched innovative payments, financial management and lifestyle offerings, expanded strategic partnerships, enhanced digital capabilities, reshaped its strategy to drive growth in international markets and expanded its merchant network globally. In his previous role as Vice Chairman, Mr. Squeri led the Company's Global Commercial Services group, as well as its shared services groups which included Technology, Customer Service, Collections, Real Estate and Procurement. Mr. Squeri joined American Express in 1985 as a manager in the Travelers Cheque Group and has held a variety of senior roles across the Company, including President of the Establishment Services Group in the U.S. and Canada; President of the Corporate Card group; and Chief Information Officer.

Christophe Y. Le Caillec **Chief Financial Officer**

Christophe Le Caillec is the Chief Financial Officer of American Express, a role he assumed in August 2023. As a member of the Executive Committee, Mr. Le Caillec plays an important role in developing the strategic direction for American Express. His responsibilities include overseeing the Company's financial operations worldwide and representing the Company across the financial community. Prior to being named CFO of American Express, Mr. Le Caillec was Deputy CFO. In this role, he partnered closely with the Executive Committee to drive the Company's financial performance, and also led the Corporate Planning team, as well as Risk, Technology and the Global Services Group Finance functions. He joined American Express in 1997 and has held several global business roles of increasing leadership in Paris, Sydney, Singapore, London and, most recently, New York.

Douglas E. Buckminster **Vice Chairman**

Doug Buckminster is Vice Chairman of American Express. As a member of the Executive Committee, Mr. Buckminster plays a central role in driving the overall strategic direction of the Company and accelerating growth opportunities globally. He also leads several areas of the business including Global Advertising and Brand Management and Enterprise Innovation Partners, which is responsible for digital incubation, strategic partnerships and corporate development. He also oversees our relationship with our joint venture in China. Mr. Buckminster previously served as Group President of Global Consumer Services responsible for consumer products and services, digital strategy and capabilities and risk and information management; President, Global Network & International Card Services responsible for growing the consumer and bank partnership businesses in more than 150 countries; and President, International Consumer and Small Business Services. Mr. Buckminster has also served as regional president for American Express International's Latin America, Canada and Caribbean (LACC) region and general manager of the International Lending and Insurance Services organizations.

Jeffrey C. Campbell **Former Vice Chairman and Former Chief Financial Officer[1]**

Jeff Campbell served as Vice Chairman of American Express, having recently retired as CFO in 2023. In 2021, Mr. Campbell was appointed Vice Chairman, in addition to his role as CFO, and was a member of the Executive Committee. Mr. Campbell played an important role in developing the strategic direction for American Express, overseeing the Company's financial operations worldwide and representing the Company to the financial community. Before joining American Express as CFO in 2013, Mr. Campbell was CFO of the McKesson Corporation, the largest healthcare services Company in the United States. He played an essential role as McKesson grew significantly and expanded its leadership in healthcare distribution and technology. Previously, Mr. Campbell spent 13 years at AMR Corp. and its principal subsidiary, American Airlines, ultimately becoming their CFO in 2002.

Anré D. Williams **Group President, Enterprise Services and CEO American Express National Bank**

Anré Williams is Group President, Enterprise Services and Chief Executive Officer of AENB, a role he assumed in April 2021. As Group President of Enterprise Services, Mr. Williams leads the Company's largest shared services organizations globally, including technology, digital capabilities, servicing for Card Members, merchants and consumer travel customers, real estate and procurement. As CEO of AENB, Mr. Williams oversees American Express' U.S. banking operation, which is responsible for approximately 60 percent of the Company's total billings and revenues. Previously, he was Group President of Global Merchant & Network Services (GMNS), responsible for managing relationships with the millions of merchants around the world that accept American Express Cards, and the Company's payments network, bank partnerships, international loyalty coalition programs and relationships with its largest strategic partners. Mr. Williams is a member of the American Express Executive Committee and the AENB Board of Directors.

Laureen E. Seeger **Chief Legal Officer**

Laureen Seeger is Chief Legal Officer of American Express Company, a position she assumed in July 2014. As a member of the Executive Committee, she oversees the Legal, Government Affairs, Global Security and Corporate Secretarial functions for American Express and its subsidiaries. She is also a member of the Enterprise Risk Management Committee. Prior to American Express, Ms. Seeger served as Executive Vice President, General Counsel and Chief Compliance Officer of McKesson Corporation. Preceding her appointment in March 2006, she was Vice President and General Counsel of McKesson Provider Technologies (MPT), McKesson's health care information technology solutions business. Before joining McKesson, Ms. Seeger was Partner-In-Charge of the Technology Litigation Section at the law firm Morris, Manning & Martin, LLP.

---

[1] Mr. Campbell is included as an NEO due to his service as CFO of the Company until August 14, 2023 and his 2023 compensation. Mr. Campbell also served as Vice Chairman of the Company until his retirement on March 1, 2024.

Section 1: Executive Summary

The executive compensation program has been designed to drive strong business performance and to align executive compensation with long-term shareholder interests. A large portion of total compensation of our NEOs is at risk and directly tied to Company and individual performance. The CD&A that follows provides shareholders with information about the design of the compensation programs, compensation decision-making process, our 2023 compensation decisions for our NEOs and our responsiveness to shareholder feedback as a result of last year's Say-on-Pay results.

2023 Company Performance

Summary of Performance

Our 2023 results reflect the engagement and loyalty of our customers, the success of the investments we have made to refresh and expand our product offerings and our focus on effective risk management and expense discipline. The successful execution of our growth strategy, along with the strength of our premium customer base and differentiated business model, drove net income of $8.4 billion, or $11.21 per share, compared with net income of $7.5 billion, or $9.85 per share, a year ago. These results, paired with our consistent performance over time, have led to strong shareholder returns, with a 1 year Total Shareholder Return of 29%, outperforming the S&P Financials Index by 17 percentage points.[1]

Our 2023 key accomplishments include:

▪ Grew total billed business by 9% versus the prior year, with growth driven by spending from our U.S. consumer Card Members and Card Members outside of the U.S.;

▪ Continued to drive strong customer engagement and demand for our premium products remained robust;

▪ Added 12.2 million new proprietary cards, bringing the total number of cards-in-force issued on our global network to over 140 million;

▪ Continued to drive generational relevance, with Millennial & Gen-Z customers representing over 60% of new consumer account acquisitions globally;

▪ Achieved industry-leading credit performance, with net write-off and delinquency rates for Card Member loans and receivables below pre-pandemic levels;

▪ 91% of colleagues who participated in our annual Colleague Experience Survey said they would recommend American Express as a great place to work; and

▪ Sustained virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants able to accept American Express[2], and continued to grow international coverage.

[1] Total Shareholder Return (TSR) is the total return on common shares over a specified period, expressed as a percentage (calculated based on the change in stock price over the relevant measurement period and assuming reinvestment of dividends). Calculated as of December 31, 2023.

[2] Source: Company internal data and The Nilson Report, February 2024.

Financial Performance



(1) Refer to footnote 2 under "Financial Results" on page 1 for details regarding FX-adjusted information.

(2) Diluted earnings per share represents net income, less (i) earnings allocated to participating share awards of $64 million, $57 million and $56 million for the years ended December 31, 2023, 2022 and 2021, respectively, (ii) dividends on preferred shares of $58 million, $57 million and $71 million for the years ended December 31, 2023, 2022 and 2021, respectively, and (iii) equity-related adjustments of $16 million related to the redemption of preferred shares for the year ended December 31, 2021.

(3) Return on average equity (ROE) is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

2023 Shareholder Engagement and Responsiveness to 2023 Say-on-Pay Vote

SHAREHOLDER OUTREACH AND ENGAGEMENT



59%
Outstanding Shares

Following our 2023 Annual Meeting, we reached out to shareholders representing approximately 59% of our outstanding shares along with other stakeholders.



40%
Actively Engaged and Responded

Twenty-six of our shareholders, representing approximately 40% of our outstanding shares, and other stakeholders responded to our meeting request.

We also made our Independent Directors available, including our Lead Independent Director, to participate in meetings with our shareholders. Additionally, in 2023, our Investor Relations team and members of Management met with 229 investment firms, analysts and other investors, which included shareholders representing approximately 51% of our outstanding shares.

RESPONSIVENESS TO OUR 2023 SAY-ON-PAY VOTE

At American Express, we value the feedback we receive from our shareholders. Our directors and Management recognize the benefits that come from robust dialogue with shareholders and other relevant parties and we have embraced an active year-round engagement strategy for many years.

> **OUR FOCUS DURING THE 2023 SHAREHOLDER ENGAGEMENT SEASON WAS ON OBTAINING FEEDBACK ON OUR EXECUTIVE COMPENSATION PROGRAM**
>
> Our Board was disappointed with the results of our 2023 Say-on-Pay vote (54% of votes cast in favor). In response, Management sought feedback through engagement meetings with our shareholders and reported the detailed feedback received to the Board. In general, the feedback we received from shareholders and other stakeholders on the design of our executive compensation program was supportive, consistent with the previously high level of support for our Say-on-Pay vote (approximately 96% and 95% of votes cast in favor at the 2022 and 2021 Annual Meetings of Shareholders, respectively). The majority of the feedback we received regarding the vote results was focused on the special award granted to Mr. Squeri in 2022, in which several shareholders expressed concerns with the quantum and performance conditions. In addition, shareholders requested to better understand how our Annual Incentive Award (AIA) payouts are determined. In response, we have taken steps to respond to these concerns, as described in this section, with changes and enhancements to our disclosures. We will continue to engage with our shareholders to solicit and consider feedback.

We have detailed the key feedback we received from shareholders and other key stakeholders, along with the Company's response on the following page.

	What We Heard	**Our Response**
2022 Special Award	The use of special awards is disfavored, particularly for the CEO	✓ **We have committed that Mr. Squeri will not receive any future special awards** ✓ **No special awards are currently being considered for our other NEOs and none were made in 2023**. After considering shareholder feedback on special awards, going forward, we expect they would only be used in extraordinary circumstances, if at all
	The award lacked sufficiently rigorous performance conditions or rationale that would have mitigated concerns, and the measurement period for Total Shareholder Return should have been for a longer period of time	✓ The 2022 Special Award contained performance and vesting conditions that are more rigorous than our annual equity awards, and option exercise restrictions that emphasized sustained long-term performance. If a special award is considered for any NEO in the future, it will include performance conditions that are more rigorous, and will require a longer measurement period to reward sustained performance
CEO Pay	The pace of CEO pay increases in recent years has been elevated without sufficient rationale	✓ **No changes to CEO target pay for 2024** ✓ CEO pay is set based on a deliberate process by the Board's Compensation and Benefits Committee which includes a review of the competitive market, as well as absolute and relative financial and strategic performance. See pages 61-62 for more details ✓ The CEO's 2023 pay adjustment aligned his target with the Company's revenue growth, EPS growth, and ROE in the top quartile relative to our compensation peers
Short-Term Incentive Program	Disclosure of how AIA goals are set and how performance is measured is limited, and it is difficult to assess how outcomes were achieved	✓ **We have enhanced our AIA disclosure, including additional detail on goal setting and performance determination** on pages 59 and 63-65
	Financial objectives/quantitative goals are weighted at less than 50% of the AIA scorecard	✓ **Beginning in 2024, financial objectives (Shareholder quadrant) will have an increased weighting from 45% to 60% of the AIA scorecard** ✓ All four quadrants of the AIA scorecard have and will continue to be assessed against pre-established objective performance measures. See page 58 for more details
	Individual performance disclosures particularly on the individual multiplier require additional explanation	✓ **We have disclosed individual performance highlights that drove individual multiplier determinations** on pages 66-68 ✓ Individual multipliers are determined based on a thorough review of each NEO's quantitative and qualitative impact on our business

CEO Total Direct Compensation

The CEO's 2023 total direct compensation decision is consistent with our pay-for-performance philosophy and focuses on variable and "at-risk" compensation that is closely aligned with Company performance and sensitive to the Company's stock performance. The chart below shows that 96% of the CEO's annual 2023 compensation is performance based with a significant portion (66%) tied to the future performance of the Company.

2023 CEO Total Direct Compensation Pay Mix



The CEO's compensation shown below reflects the target direct compensation for 2023 that was set at the start of 2023. It also shows actual total compensation for 2023 reflecting the Compensation and Benefits Committee's compensation decisions in January 2024 that took into consideration 2023 Company and CEO performance and external positioning given performance and CEO experience.

As shown below, 2023 actual compensation of $33.5 million is 13% above the 2023 target of $29.8 million and 1.7% below 2022 actual compensation of $34.1 million.

CEO TOTAL COMPENSATION ($000)



[1]   2022 Actual reflects ongoing, annual compensation and excludes the 2022 Special Award granted in October 2022 in the amount of $15 million.

Section 2: Compensation Governance and Pay Principles

Governance Practices

The Company's executive compensation program is overseen by the Compensation and Benefits Committee with the advice and support of the Company's independent compensation consultant as well as the Company's Management team. The following are key characteristics of the Company's executive compensation program, which we believe best serve the interests of our shareholders and promote good governance.

WHAT WE DO

Our programs and practices continue to:

- ⊘ Link a significant portion of pay to business and stock performance
- ⊘ Employ robust goal-setting processes to align goals with Company strategy
- ⊘ Bind cash incentives and equity awards to recoupment and forfeiture provisions
- ⊘ Apply clawback provisions for all NEOs in the event of a restatement or detrimental conduct
- ⊘ Recoup the CEO's annual cash incentive award at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year
- ⊘ Discourage imprudent risk-taking, including by having the Chief Risk Officer review goals and results to confirm that actual results were achieved within the Company's Risk Appetite Framework
- ⊘ Maintain significant NEO stock ownership requirements
- ⊘ Cap annual cash incentive payment for NEOs (187.5% of target for significant outperformance)
- ⊘ Prohibit executive officers from hedging Company stock or margining or pledging shares
- ⊘ Have double-trigger change-in-control provisions

WHAT WE DON'T DO

Our programs and practices do not:

- ⊗ Pay dividends or dividend equivalents on Performance Restricted Stock Units granted to NEOs unless they vest
- ⊗ Provide excessive perquisites, benefits or severance benefits
- ⊗ Make excise tax gross-ups upon a change-in-control
- ⊗ Maintain individual employment agreements or change-in-control arrangements
- ⊗ Reprice options

Pay Principles

We believe our executive compensation program is thoughtful, consistent and continues to align with the Company's business strategies.



We align pay with Company performance
to support a long-term, high-performance business model.



We link the majority of pay to long-term business strategies and key priorities
The CEO's pay has added emphasis on performance-based incentives (96% of CEO's pay) with a substantial stock ownership requirement.



We measure performance against challenging goals,
including effective risk management, established at the start of each performance cycle that are aligned with our key business priorities.



We discourage imprudent risk-taking
by avoiding undue emphasis on any one metric or short-term goal.

We continue to review our pay principles with input from shareholders and regulators, including the Board of Governors of the Federal Reserve System (Federal Reserve) and the Office of the Comptroller of the Currency (OCC).

Section 3: Compensation Programs

The following table summarizes the key elements of our executive compensation program and demonstrates the program's focus on annual and long-term incentive compensation that is closely aligned with Company performance and is sensitive to the Company's stock performance. The Compensation and Benefits Committee periodically reviews executive compensation and may recommend adjustments driven by market data, performance and situations where there is a change in responsibility:

	Form of Payment	Performance Period	Description of Compensation Component	For More Information
Base Salary	**Cash**	Ongoing	▪ The fixed portion of total direct compensation ▪ Ensure appropriate balance between external market practice and internal alignment for executives with a comparable scope of responsibilities	Page 58
Annual Incentive Award (AIA)	**Cash**	One year	▪ Annual cash-denominated performance-based component of executive compensation, designed to recognize Company performance and individual performance ▪ Determined against a balanced set of goals across shareholder, customer, colleague and strategic categories as well as execution and risk management factors, approved by the Compensation and Benefits Committee	Page 58
Long-Term Incentive Award (LTIA)	**80% Performance Restricted Stock Units (PRSUs)** 80%	Three years	▪ Align incentives with shareholder interests and the Company's long-term financial objectives ▪ Granted annually with a 3-year cliff vesting period ▪ Vesting of awards contingent on relative ROE and relative TSR performance versus a set of performance peers ▪ Dividends are accrued on the target number of shares and are paid out after vesting	Page 60
	20% Stock Options (SOs) 20%	Three years	▪ Align compensation earned with value shareholders receive over the same period of time, and thereby incentivizing strong sustained performance to maximize shareholder value creation ▪ Granted annually with a 3-year cliff vesting period and 10-year total term ▪ Awards vest subject to positive cumulative net income over the 3-year performance period	Page 60

Base Salary

Base salary is the fixed portion of total direct compensation for our executive officers, including the NEOs. Salaries are set at a level to provide competitive fixed pay reflective of an executive's role, responsibilities and individual performance. The Compensation and Benefits Committee periodically reviews salaries as part of total compensation reviews; salary increases are not automatic or guaranteed.

Annual Incentive Award (AIA)

The AIA is structured to reflect specific and measurable Company goals, approved by the Compensation and Benefits Committee at the beginning of the year, including key objectives in four categories: Shareholder, Customer, Colleague and Strategic. The Committee believes each performance metric is a key driver of Company performance and directly linked to shareholder value creation.

The Committee uses the same Company Scorecard to determine annual incentives for all executives to promote an enterprise-wide focus. The 2023 Company Scorecard below is based on the following metrics with intra-category metric weightings detailed for transparency:



SHAREHOLDER

Focuses on performance against our financial objectives and continuously driving value for our shareholders

- Revenue Growth (50%)
- Earnings per Share (25%)
- Return on Equity (25%)

45%

CUSTOMER

Emphasizes the importance of maintaining and building our relationships with customers across our integrated payments platform

- Net Promoter Score (33%)
- Retention (33%)
- Merchant Locations (33%)

15%

COLLEAGUE

Focuses on building, retaining and motivating a best-in-class team necessary to execute our financial and strategic objectives

- Talent Retention (33%)
- Culture (33%)
- Diversity Representation (33%)

15%

STRATEGIC

Maintains focus on accomplishments related to our long-term goals and sustainable shareholder value creation with specific objectives relating to the following:

- Expand leadership in the premium consumer space
- Build on our strong position in commercial payments
- Strengthen our global, integrated network to provide unique value
- Continue to uplift the control and compliance environment across the enterprise
- Continue to progress on key ESG goals

25%

2024 AIA PROGRAM UPDATES

The Compensation and Benefits Committee periodically reviews executive compensation practices and makes adjustments. In response to our 2023 Say-on-Pay vote and to improve our compensation practices, **beginning in 2024, the Compensation and Benefits Committee increased the weighting of our Shareholder quadrant (i.e., financial objectives) from 45% to 60%, increasing the weight towards quantifiable financial objectives**. As a result, the weightings for our other quadrants will shift to the following: Customer (10%), Colleague (10%), and Strategic (20%).

In determining AIA payouts, the Compensation and Benefits Committee considers Company performance against goals set at the beginning of the fiscal year in light of the relative context and based on general guidelines, along with individual performance. The design works as follows for each NEO, although implied payout ranges are based on the Committee's assessment and in no case may the multiplier exceed 150% of the target:



The actual payout is subject to reduction based upon the Committee's assessment of the Company's risk position and risk management results during the year.

Company Performance

In assessing Company performance for our AIA, the Compensation and Benefits Committee considers performance of metrics in the Shareholder, Customer and Colleague categories, as well as the quantitative and qualitative impact of accomplishments in the Strategic category. Performance of metrics are evaluated relative to a 100% AIA achievement level. These 100% AIA achievement levels are set at the beginning of the year and represent the performance needed for Management to achieve target AIA payout. The performance of any single metric or category does not, itself, result in the achievement of a 100% Company Multiplier. Rather, the performance outcome ratings across all metrics and categories are weighted to arrive at an overall company performance outcome. Based on this aggregate performance outcome, and in context of the macroeconomic environment, the Compensation and Benefits Committee assigns a payout multiplier on a scale from "Well Below" (Committee Discretion, <70%) to "Significantly Outperform" (150%).

See the "2023 Performance Multiplier – Company" section on page 63 for more information.

Individual Performance

In determining each NEO's individual performance multiplier, the Compensation and Benefits Committee considers the CEO's assessment of each NEO's performance relative to their individual leadership contributions, as well as key quantitative and qualitative accomplishments. In addition, the Committee considers how each executive embodied American Express' Blue Box Values and Leadership Behaviors (Setting the Agenda, Bring Others With You and Doing It the Right Way). The CEO's individual performance multiplier is determined through a formal annual review process, including the development of formal objectives at the beginning of each year, and the solicitation of formal feedback from each independent director on our Board at the end of each year.

See the "2023 Performance Multiplier – Individual" section on pages 66-68 for more information.

Long-Term Incentive Award (LTIA)

Our LTIA aligns NEOs' interests with those of shareholders and establishes retention incentives through multi-year, performance-based vesting periods. The elements of the Company's LTIA and their respective features are described in the table below:

Element	Key Metrics	Features
Performance Restricted Stock Units (80% of award)	▪ 3-year average ROE as compared to performance peers ▪ 3-year TSR compared to the same performance peers as ROE	▪ 3-year cliff vesting period ▪ Payout tied to 3-year relative performance and stock price performance ▪ 0-120% of target shares awarded
Stock Options (20% of award)	▪ Positive cumulative net income	▪ 3-year cliff vesting period ▪ Vests subject to positive cumulative net income over the 3-year performance period ▪ 10-year term

Performance Restricted Stock Units (PRSU)

As a financial institution with a loan portfolio and fee income, we consider effective returns on capital to be a validation of high performance. The program requires top-quartile relative ROE for PRSUs to pay out at target, and above target payouts are contingent on Total Shareholder Return (TSR) performance being in the top third of our peer group regardless of our ROE performance. Median relative ROE performance results in an 80% payout.

AXP Relative ROE Performance[1]	Payout%[2]
≥90th percentile	120%
75th percentile	100%
50th percentile	80%
25th percentile	50%
<25th percentile	0%

&

Modifier: AXP Relative TSR Performance[1]	Impact to Payout%
67th Percentile or better of LTIA Performance Peer Group	None[3]
< 67th Percentile of LTIA Performance Peer Group	Cap at 100%

[1] Relative to the LTIA Performance Peer Group.

[2] Straight-line interpolation applies if performance is between two points.

[3] Relative TSR Performance in the 67th Percentile or better will not impact the relative ROE Performance payout and can payout up to 120%.

LTIA Performance Peers

For the purposes of comparing our ROE and TSR performance, we have an LTIA performance peer group. This group consists of 20 companies subject to the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR). CCAR participating companies are included for performance comparisons as:

▪ They provide an applicable comparator group determined through an objective screening process

▪ They, like American Express, are subject to annual capital planning requirements as part of their CCAR reviews

▪ They have largely similar macroeconomic sensitivities as American Express

In addition to these companies, we also include three payments competitors, Mastercard, PayPal and Visa.

▪ Bank of America	▪ Fifth Third Bancorp	▪ M&T Bank	▪ State Street
▪ BNY Mellon	▪ Goldman Sachs	▪ Morgan Stanley	▪ Truist Financial
▪ Capital One Financial	▪ Huntington Bancshares	▪ Northern Trust	▪ U.S. Bancorp
▪ Citigroup	▪ JPMorgan Chase	▪ PayPal	▪ Visa
▪ Citizens Financial Group	▪ KeyCorp	▪ PNC Financial Services Group	▪ Wells Fargo
▪ Discover	▪ Mastercard	▪ Regions Financial	

Section 4: Compensation Determination Process

Annual Compensation and Decision-Making Process

Our Compensation and Benefits Committee is responsible for assisting the Board in its oversight responsibilities related to executive compensation programs, including determining the payouts for the last completed fiscal year and setting the annual performance goals for the upcoming performance cycle for each of our executive officers including the CEO. Typically, the Compensation and Benefits Committee follows the key activities outlined below:



ESTABLISH	ASSESS	REVIEW	EVALUATE	APPROVE	RECOMMEND
Establish metrics and goals for the current year and review prior year Company performance	Assess progress towards strategies relating to diversity, equity and inclusion initiatives as well as key talent metrics	Review progress toward goals Review shareholder engagement inputs	Evaluate any updates to existing governance protocols Evaluate performance against goals set at the beginning of the year	Approve incentive payouts for the CEO and executive officers taking into consideration risk outcomes Approve the CD&A and Proxy Tables	Recommend preliminary compensation for the CEO and executive officers

Peer Group and Benchmarking

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. The Compensation and Benefits Committee periodically examines pay practices and pay data for a Compensation Peer Group of 20 companies as a source of benchmarking data to better understand the competitiveness of our compensation program and its various elements. While the benchmarking data is used to assess the competitiveness of our compensation program, it is only one of a number of factors used to make final pay decisions. The Compensation Peer Group is different than our LTIA Performance Peer Group which is selected for industry and financial metric comparability to assess our relative financial performance in determining potential LTIA vesting.

How We Select the Company's Compensation Peer Group

In selecting the current Compensation Peer Group, the Compensation and Benefits Committee identified prominent S&P 500 companies, with revenue levels similar to ours, in the following categories we primarily compete for talent with: (1) financial institutions; (2) iconic global consumer brands; and (3) payments and technology businesses. The Committee, together with its independent compensation consultant, periodically reviews the Compensation Peer Group. For 2023, this group remained consistent with the group used for the past seven years.

Compensation Peer Group for 2023

Financial Institutions	Iconic Global Consumer Brands	Payment & Technology Businesses
▪ Bank of America ▪ BNY Mellon ▪ BlackRock ▪ Capital One Financial ▪ Citigroup ▪ Goldman Sachs ▪ JPMorgan Chase ▪ Morgan Stanley ▪ U.S. Bancorp ▪ Wells Fargo	▪ Coca-Cola ▪ Colgate-Palmolive ▪ Nike ▪ PepsiCo ▪ Starbucks	▪ Cisco ▪ Discover ▪ Mastercard ▪ PayPal ▪ Visa

Role of the Independent Compensation Consultant

The Compensation and Benefits Committee is composed solely of independent directors. The Committee is responsible for approving our executive officer compensation decisions. It has retained Semler Brossy as its independent compensation consultant to provide counsel on various compensation-related matters, including peer group selection and competitive market assessment, market insights and trends in executive compensation and Management's proposed levels of compensation. The Committee held six meetings over the course of 2023, all of which ended with executive sessions without Management present. During 2023, Semler Brossy attended Compensation and Benefits Committee and American Express National Bank board meetings, including certain executive sessions, and provided compensation advice independent of the Company's Management. Semler Brossy does not engage in other work for the Company. The Committee assessed the independence of Semler Brossy pursuant to SEC rules and concluded that their work did not raise any conflicts of interest.

Section 5: 2023 Compensation Decisions and Outcomes

2023 Annual Incentive Award

2023 Performance Multiplier – Company

As described in the AIA overview section, the Company Performance Multiplier is determined based upon performance in four categories. Performance is evaluated relative to 100% AIA achievement levels, which are set as general guidelines at the beginning of the year and then assessed in light of the relative context of actual performance.

In response to our 2023 Say-on-Pay vote, and to improve our compensation practices, we have sought to enhance our disclosures regarding how AIA outcomes are determined. Therefore, we present our 100% AIA achievement levels for evaluation metrics below. For the Shareholder quadrant, in addition to presenting our 100% AIA achievement level, we are presenting a new comparative historical industry benchmark to give additional context for our performance. While all four categories are assessed against pre-established 100% AIA achievement levels, certain elements within the Customer and Colleague categories contain highly sensitive goals; the disclosure of which could cause significant competitive harm to American Express; in these instances, we have provided a summary.

The Compensation and Benefits Committee evaluated the following results for all NEOs:

Shareholder (45%)



This category focuses on financial performance and driving value for our shareholders.

The 100% AIA achievement levels for the 2023 Shareholder category were set above comparative historical industry performance in anticipation of macroeconomic tailwinds from post-pandemic growth in the early part of the year. To drive differentiated shareholder value creation, we aspire to outperform the 100% AIA achievement levels. See our 2023 Annual Report on Form 10-K for full discussion of the Company's financial performance.

Metric *(intra-category weight)*	**Link to Shareholder Value**	**Comparative Historical Industry Benchmark**[(1)]	**2023 Performance Summary** (Well Below / Below / 100% Achievement Level / Outperform / Significantly Outperform)
Revenue Growth *(50%)*	Delivering high levels of revenue growth on a sustainable basis is a key driver of the Company's growth plan.	6%	100% Achievement Level: 10%; 2023 Performance: 15%[(2)] (Significantly Outperform)
EPS *(25%)*	Reflects the Company's overall financial performance, including our focus on driving expense efficiencies and our prudent approach to risk management.	10%	100% Achievement Level: $11.00 12% YoY; 2023 Performance: $11.21 14% YoY (Outperform)
ROE *(25%)*	Maintaining the Company's industry-leading ROE creates value for our shareholders and incentivizes disciplined capital deployment.	Mid-teens	100% Achievement Level: 28%; 2023 Performance: 32% (Significantly Outperform)

(1) Comparative historical industry benchmark informed by median compound annual growth rates (CAGR) for the years 2017 to 2022.

(2) Refer to footnote 2 under "Financial Results" on page 1 for details regarding FX-adjusted information.

Customer (15%)



This category emphasizes the importance of maintaining and building relationships with customers across our integrated payments platform.

The 100% AIA achievement levels for the Customer category are set at levels that maintain strong engagement with our customers, which can lead to higher billed business, revenue and earnings. While the Compensation and Benefits Committee evaluates performance against pre-established 100% AIA achievement levels for this category, certain elements contain highly sensitive information. Therefore, the 100% AIA achievement levels below are summarized to avoid competitive harm to American Express.

Metric *(intra-category weight)*	Link to Our Customers	100% AIA Achievement Level	2023 Performance	Performance Outcome
Net Promoter Score *(33%)*	Our Net Promoter Score (NPS) measures the level of customer advocacy for American Express products and services. We believe this proprietary metric is an indication of our ability to maintain strong relationships with both our Card Members and Merchants.	Maintain strong 2022 performance	Maintained strong outcomes consistent with 2022 levels	100% Achievement Level
Retention *(33%)*	Retention measures our ability to maintain engagement with our Card Members and drives our ability to grow our Billed Business with our existing Card Members.	Mid-90%	High 90%	Significantly Outperform
Merchant Locations *(33%)*	Our ability to expand our accepting merchant locations is critical to sustaining virtual parity coverage in the U.S. and continuing to grow international coverage.	Grow by ~5%	>5%	Significantly Outperform

Colleague (15%)



This category focuses on building, retaining and motivating a best-in-class team to achieve our financial and strategic objectives.

The 100% AIA achievement levels for the Colleague category are set at levels that support our ability to build, retain and motivate a strong and diverse workforce and drive productivity, revenue, innovation and resilience. While the Compensation and Benefits Committee evaluates performance against pre-established 100% AIA achievement levels for this category, certain elements contain highly sensitive information. Therefore, the 100% AIA achievement levels below are summarized to avoid competitive harm to American Express.

Metric *(intra-category weight)*	Link to Enterprise Value	100% AIA Achievement Level	2023 Performance	Performance Outcome
Talent Retention *(33%)*	Retaining high performing and high potential talent enables implementation of our strategic business objectives	Achieve top-talent retention in line with historical retention across our Business Units	Retained top talent significantly above historical retention rates across Business Units and above external benchmarks	Significantly Outperform
Culture *(33%)*	Promoting a strong Company culture through high levels of colleague engagement and inclusion helps our colleagues feel supported and backed to successfully execute our business strategies	Maintain strong colleague engagement favorability and inclusion in line with external benchmarks	Achieved exceptional colleague engagement survey results well above external benchmarks, indicating continued strong Company culture and reinforcing our colleagues' connection to the Company's Blue Box Values	Significantly Outperform

Colleague (15%)				
Metric *(intra-category weight)*	**Link to Enterprise Value**	**100% AIA Achievement Level**	**2023 Performance**	**Performance Outcome**
Diversity *(33%)*	Increasing underrepresented segments across the Company, where appropriate, supports a diverse, equitable and inclusive workforce and promotes stronger business outcomes through diverse perspectives	Maintain progress toward diverse representation across the Company through expanded sourcing of candidates and development and retention of high potential talent	Advanced diverse representation across levels to support our long-term vision of maintaining a diverse and inclusive workforce which contributes to our Company's success	Outperform

Strategic 25%



This category focuses on accomplishments related to our long-term strategic goals and sustainable shareholder value creation.

Performance Outcome
Significantly Outperform

For the Strategic category, 100% AIA achievement represents continued progress toward the strategic objectives we set at the beginning of 2023. Selected achievements are presented below.

Expand leadership in the premium consumer space.

- 10% U.S. Consumer Services billed business growth
- 17% International Consumer FX-adjusted billed business growth[1]
- Continued to drive generational relevance, with over 60% of global proprietary consumer card acquisitions from Millennial & Gen-Z customers
- Invested in enhanced benefits across card products, and extended enterprise wide partnership with Hilton
- Strengthened our membership experience offering with the launch of the Centurion New York lounge

Build on our strong position in commercial payments.

- #1 U.S. Small Business Issuer by volume[2]
- 19% International SME & Large Corporate FX-adjusted billed business growth[1]
- Maintained strong new account acquisitions and customer retention
- Relaunched our U.S. Business Gold card with an enhanced value proposition
- Launched Business Blueprint, a digital platform to help small businesses run their business

Strengthen our global, integrated network to provide unique value.

- Maintained virtual parity coverage in the U.S., with approximately 99% of credit-card accepting merchants able to accept American Express[3], and continued to grow international coverage
- Continued progress against our goal of 75% coverage in priority cities outside of the U.S.

Continue to uplift the control and compliance environment across the enterprise.

- Risk profile, performance and risk-taking remained within risk appetite
- Global write-off and delinquency rates for Card Member loans and receivables remained strong, below pre-pandemic levels
- Continued to invest appropriately in managing known and emerging risks

Continue to progress on key ESG goals.

- We have achieved or exceeded many of the ESG goals we set in 2021
- Continued progress on our preparation for sustainability reporting, to adapt to the evolving regulatory landscape for disclosures

---

[1] Refer to footnote 2 under "Financial Results" on page 1 for details regarding FX-adjusted information.
[2] Source: The Nilson Report, June 2023 "Small Business Credit Cards" by Issuer for 2022, Argus data through November 2023, and internal calculations.
[3] Source: Company internal data and The Nilson Report, February 2024.

2023 Performance Multiplier – Company

When considered collectively and weighted across Shareholder, Customer, Colleague and Strategic categories, the 2023 performance resulted in an enterprise performance outcome of Significantly Outperform. Based on this enterprise-wide performance outcome and in the context of the macroeconomic environment, the Compensation and Benefit Committee approved the 2023 Company Performance Multiplier of 130%. AIA payouts for 2023 performance occurred in February 2024.

Rating Category	Weight	Performance Outcome
Shareholder	45%	Significantly Outperform
Customer	15%	Outperform
Colleague	15%	Significantly Outperform
Strategic	25%	Significantly Outperform



2023 Company Performance Outcome
Significantly Outperform
Company Performance Multiplier: 130%

Performance Multiplier – Individual

The Compensation and Benefits Committee differentiates and rewards leadership performance through the individual multiplier. Factors considered in determining the appropriate individual multiplier for the NEOs included the assessment of risk-taking, risk management and performance against the Company's leadership behaviors (Setting the Agenda, Bring Others With You and Doing It the Right Way). The CEO's individual performance multiplier is also determined through a formal annual review process, including the development of formal objectives at the beginning of each year, and the solicitation of formal feedback from each independent director on our Board at the end of each year. The maximum individual performance multiplier for leadership performance is 125%. In response to shareholder feedback, we have provided additional details highlighting what was considered when determining the individual multipliers for our NEOs.

The following is a summary description of each NEO's individual performance highlights for fiscal year 2023.

S.J. Squeri **Chairman and Chief Executive Officer**

Individual Performance Highlights	Performance Multiplier
▪ Significantly strengthened collaboration across business unit leaders and amongst the entire senior leadership team, creating synergies and fostering open dialogues that helped to drive our strong financial results, including 14% reported and 15% FX-adjusted growth in revenue[1], EPS of $11.21 and 32% ROE ▪ Developed and drove the Company's strategy and further positioned the Company to deliver on the strategic priorities in its "Framework for Winning," including expanding its leadership position with premium consumers, continuing to build on its strong position in commercial payments, strengthening its global integrated network and continuing to build on our unique global position. ▪ Actively engaged with key stakeholders including shareholders, regulators and clients globally to communicate the Company's strategy and long-term growth plan. ▪ Continued to advance the Company's talent strategy, which included identifying, developing, and positioning key next-generation leaders to ensure our continued success, and consistently led the Company demonstrating the Blue Box Values — the foundation of the Company's culture — which included building a robust conduct risk culture and exhibiting strong risk management leadership through various enterprise wide and targeted programs.	125%

[1] Refer to footnote 2 under "Financial Results" on page 1 for details regarding FX-adjusted information.

C.Y. Le Caillec **Chief Financial Officer**

Individual Performance Highlights	Performance Multiplier
▪ Successfully transitioned into the CFO role driving the execution of the Company's growth plan. ▪ Effectively communicated the Company's business and financial information to regulatory bodies and the financial and investor community. ▪ Continued to drive improvements in financial planning and forecasting, reporting processes and expense discipline across the Company, supporting its overall strategic direction. ▪ Managed the Company's capital and liquidity position through a challenging environment, with a strong control and compliance environment.	120%

D.E. Buckminster **Vice Chairman**

Individual Performance Highlights	Performance Multiplier
▪ Integral in driving the overall strategic direction of the Company, exploring growth opportunities globally and successfully leading key areas of the organization, including Global Strategic Partnerships, Global Advertising & Brand Management, Digital Labs and China strategy, which support our enterprise culture of innovation and collaboration. ▪ Strengthened enterprise strategic partnerships and created new opportunities for new business development across the Company, including exploring acquisitions and divestitures. ▪ Improved operational efficiency and effectiveness through consolidation of key processes and functions while further developing the company's progress in digital innovation and partnerships. ▪ Emphasized and ensured a strong conduct risk culture within the Company.	125%

J.C. Campbell **Former Vice Chairman and Former Chief Financial Officer**

Individual Performance Highlights	Performance Multiplier
▪ Achieved a seamless transition of the Chief Financial Officer role to C.Y. Le Caillec while remaining Vice Chairman and strategic advisor. ▪ Continued to focus on the long-term strategic direction of the Company. ▪ Drove understanding of the Company's financial performance and growth plan amongst the investor community. ▪ Ensured the commitment to control and compliance around financial reporting, capital and liquidity during a year of heightened expectations in the banking industry.	115%

A.D. Williams **Group President, Enterprise Services and CEO American Express National Bank**

Individual Performance Highlights	Performance Multiplier
▪ Partnered closely with senior leadership team to develop a vision and strategy for Enterprise Services, which delivered significant outcomes for the Company, including reduced technology issues, improved customer satisfaction, increased efficiency and greater digital adoption. ▪ Oversaw American Express National Bank, the U.S. Banking operation of American Express, which accounts for approximately 60 percent of the company's total billings and revenues. ▪ Led various transformation programs across Technology, Cybersecurity, Digital and Servicing for the Company, including developing plans to drive productivity, efficiency and customer experience enhancements. ▪ Successfully implemented a comprehensive conduct risk culture program across the Company.	120%

L.E. Seeger **Chief Legal Officer**

Individual Performance Highlights	Performance Multiplier
▪ Advised the Company across a range of legal, reputational and regulatory matters, including oversight of the Company's litigation strategy. ▪ Successfully led the Legal, Government Affairs, Global Security and Corporate Secretarial functions for American Express and its subsidiaries for the enterprise's long-term success, aligning each function to support each Company goal in a risk-mitigating manner. ▪ Chaired the enterprise Conduct Risk Committee to provide enterprise-wide legal and strategic guidance and advice with respect to Conduct Risk management. ▪ Continued to deliver guidance and leadership to Senior Management and the Board on the legal and governance ramifications of strategic matters.	120%

Summary of NEOs' AIA for 2023

The following table summarizes the actual AIA paid to each NEO for the 2023 performance year (in thousands).

Name	Target AIA	x	Company Multiplier	x	Individual Multiplier	=	Actual AIA
Stephen J. Squeri	$6,000		130%		125%		$9,750
Christophe Y. Le Caillec	$1,703*		130%		120%		$2,650
Douglas E. Buckminster	$4,000		130%		125%		$6,500
Jeffrey C. Campbell	$3,700		130%		115%		$5,550
Anré D. Williams	$3,700		130%		120%		$5,750
Laureen E. Seeger	$2,925		130%		120%		$4,500

* Christophe Y. Le Caillec's AIA reflects the increase in his target AIA from $1.3 million to $2.35 million as a result of his promotion to the role of Chief Financial Officer in August 2023. Per Company policy, AIA was pro-rated considering his time in each role.

Summary of 2023 NEO LTIA Awards (Granted in January 2024)

Based on Company and individual performance in 2023, the Compensation and Benefits Committee granted the following long-term incentive awards in January 2024. Vesting of these awards is dependent on the achievement of the metrics described on page 60. The award amount for each NEO is as follows (in thousands):

	S.J. Squeri	C.Y. Le Caillec	D.E. Buckminster	J.C. Campbell	A.D. Williams	L.E. Seeger
Performance Restricted Stock Units	$17,800	$3,520	$5,520	$5,040	$4,640	$3,760
Stock Options	$4,450	$880	$1,380	$1,260	$1,160	$940
Total	**$22,250**	**$4,400**	**$6,900**	**$6,300**	**$5,800**	**$4,700**

Settlement of Performance RSUs Granted in January 2021

Performance RSUs granted in January 2021 vested in January 2024 at 116% based on the Company's relative ROE positioning (87th percentile) and TSR positioning (91st percentile) for the three-year (2021-2023) performance period.

AXP Relative ROE Performance
(vs LTIA Peer Group)

2021-2023 ROE Performance	Percentile Positioning	Payout %
	≥90th	120%
	87th	116%
87th Percentile	75th	100%
	50th	80%
	25th	50%
	<25th	0%

&

MODIFIER:
AXP Relative TSR Performance
(vs LTIA Peer Group)

2021-2023 TSR Performance	Percentile Positioning	Impact to Payout %
91st Percentile	≥67th	None
	<67th	Cap at 100%

= 116% Payout

2024 Annual Target Direct Compensation

As discussed in the "Annual Compensation and Decision-Making Process" on page 61, the Compensation and Benefits Committee reviews target direct compensation each year. For 2024, no adjustments were made to the CEO's or any of the NEO's total target compensation.

All compensation components except base salary are performance based (in thousands):

	S.J. Squeri	C.Y. Le Caillec	D.E. Buckminster	A.D. Williams	L.E. Seeger
Base Salary	$ 1,500	$ 750	$ 1,100	$ 1,000	$ 875
AIA[1]	$ 6,000	$2,350	$ 4,000	$ 3,700	$ 2,925
Performance Restricted Stock Units[2]	$17,800	$3,520	$ 5,520	$ 4,640	$ 3,760
Stock Options[3]	$ 4,450	$ 880	$ 1,380	$ 1,160	$ 940
Total Direct Compensation	**$29,750**	**$7,500**	**$12,000**	**$10,500**	**$8,500**

[1]   Actual AIA payout will be based on Company and individual performance in 2024 considering performance against pre-established goals.

[2]   Performance Restricted Stock Units cliff vest after three years based on relative ROE and relative TSR performance over the three-year period.

[3]   Stock Options cliff vest 100% after three years based on positive cumulative net income.

Note: Mr. Campbell retired on March 1, 2024 and is excluded from the table.

Section 6: Compensation Policies and Practices

Discouraging Imprudent Risk-Taking

Our executive compensation program is:

⊘ Structured to provide a balance of cash and stock; annual and long-term incentives; and varied performance measures over different time horizons

⊘ Designed to encourage the proper level of risk-taking consistent with our business model and strategies

⊘ Designed to be consistent with regulatory principles for safety and soundness

The following policies and procedures help discourage imprudent risk-taking:

Discouraging Imprudent Risk-Taking

Cross-Section of Metrics	We assess Company performance against a cross-section of key metrics and over multiple time frames to discourage undue focus on short-term results or on any one metric and to reinforce risk balancing in performance measurement. Our incentive plans are not overly leveraged (i.e., there is a cap on the maximum payout).
Annual Risk Goals	Our Chief Risk Officer reviews goals for safety and soundness in relation to the Company's risk appetite and sets certain annual risk goals for the Company at the beginning of each year.
Monitoring of Risk	We continuously monitor relevant metrics, including credit risk and market risk metrics, performance against our risk appetite thresholds as well as material operational risk events on a regular basis. We assign control and compliance ratings to each business unit as part of our annual assessment of performance.
Adjustment of Compensation	At year-end, our Chief Risk Officer meets with the Compensation and Benefits Committee and certifies as to whether actual results were achieved with proper risk governance and oversight and whether the Company executed on its broad range of programs that help to avoid imprudent risk-taking. The Chief Risk Officer issues a year-end memorandum summarizing an overall assessment of the Company's risk profile. If deemed necessary, risk adjustments are made to Company annual incentive funding levels as well as to individual incentive awards.
Deferred Incentive Compensation	At least 50% of total incentive compensation for executive officers is deferred for at least three years with performance-based payout.
Performance Based Vesting	Performance Restricted Stock Units are used in place of time-based RSUs for the Company's senior colleagues.
Stock Ownership Requirements	We have robust stock ownership requirements for our CEO and other NEOs (as described below).

Stock Ownership Guidelines

Our current stock ownership guidelines require the CEO and our other NEOs to own and maintain a substantial stake in the Company. The CEO and our other NEOs are required to accumulate shares (i.e., shares owned outright, excluding unvested/unearned shares and unexercised stock options) with a value equivalent to a target multiple of their base salary and to retain 50% of the net after-tax shares received upon vesting or exercise of their equity awards until guidelines are met. The specific requirements are shown in the diagram.

As of December 31, 2023, all of our NEOs, except for Mr. Le Caillec who was promoted to CFO and became an executive officer effective August 14, 2023, own more than their required target number of shares.



10x Annual Salary

3x Annual Salary

CEO   **ALL OTHER NEOS**

Clawback and Recoupment Policies

We seek to recover incentive-based compensation from any executive officer, certain other members of senior Management and other colleagues under certain circumstances.

In October 2023, in accordance with NYSE listing rules, the Compensation and Benefits Committee adopted our Policy for the Recovery of Erroneously Awarded Compensation (Policy). The Policy provides that we will seek to recover, on a no-fault basis, erroneously awarded incentive-based compensation received by any current or former executive officer during the three-year period preceding the date on which we are required to prepare an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period (an accounting restatement).

The new Policy supplements our existing Incentive Compensation Recoupment Policy. The Incentive Compensation Recoupment Policy allows us to seek to recover excess incentive-based compensation received by any colleague during the three-year period preceding the date on which we are required to prepare an accounting restatement if the colleague engaged in misconduct that contributed to the noncompliance that caused or partially caused the need for the restatement. We continue to maintain our Incentive Compensation Recoupment Policy because it allows us to recoup compensation from a broader group of colleagues than that required by the NYSE listing rules.

In addition, we continue to maintain agreements containing Detrimental Conduct provisions applicable to certain colleagues, which allow us to cancel and seek recovery of certain incentive-based compensation if the colleague engages in certain prohibited conduct.

The table below outlines our policies:

	Policy for the Recovery of Erroneously Awarded Compensation	Detrimental Conduct Provisions	Incentive Compensation Recoupment Policy
WHO	**Current and former executive officers**	**Approximately 1,700 colleagues at Vice President level and above (including CEO)**	**All colleagues**
WHEN	**AXP is required to prepare an accounting restatement** ▪ Applicable regardless of fault or involvement in issues that caused or partially caused the need for the restatement	**Applies when colleagues engage in the following detrimental conduct:** ▪ Working for a named competitor (applies to approximately 600 colleagues) ▪ Soliciting American Express colleagues or customers ▪ Denigrating the Company in the media ▪ Engaging in other defined misconduct that leads to termination ▪ Misappropriation of confidential information or trade secrets; or ▪ Other detrimental conduct categories (e.g., material violation of the Code of Conduct)	**AXP is required to prepare an accounting restatement:** ▪ Colleagues engaged in fraud or misconduct that caused or partially caused the need for the restatement
WHAT	**Recovery of the difference between the amount actually paid and what would have been paid based on the restated financial results**	**Forfeit unvested awards and repay the value of Incentive Compensation Plan (ICP) awards (including cash annual incentives for executive officers and including dividends/dividend equivalents paid on restricted stock/restricted stock units) that vested in the prior two years**	**Recovery of the difference between the amount actually paid and what would have been paid based on the restated financial results**

In addition, the cash portion of the CEO's AIA is subject to recoupment at the discretion of the Compensation and Benefits Committee if the Company does not achieve acceptable performance in the following year.

Perquisites

We provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. For the CEO, the Company's security policy requires him to use, for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company. From time to time, and along with proper approvals in accordance with applicable Company policies, certain NEOs are permitted personal use of the aircraft. Our NEOs are also eligible to receive certain benefits available to all other colleagues with a corporate card including Membership Reward points which are available for personal use.

Post-Employment Compensation

Retirement Benefits

NEOs receive retirement benefits through the following plans:

- Retirement Savings Plan (RSP): A qualified 401(k) savings plan available to all eligible U.S. colleagues.

- Retirement Plan: A defined-benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued since 2007.

- Retirement Restoration Plan (RRP): A U.S. non-qualified savings plan that makes up for RSP and Retirement Plan benefits that would otherwise be lost as a result of contribution limits for qualified plans under U.S. law.

- Deferral Plan: Allows U.S. NEOs to defer a portion of their base salary and AIA payout. The annual deferral limit is equal to one times the NEO's base salary.

NEO retirement benefits are more fully described under Retirement Plan Benefits on page 82 and under Non-Qualified Deferred Compensation on pages 83-84.

Severance: Senior Executive Severance Plan

The Compensation and Benefits Committee must pre-approve severance for the Company's executive officers. Under the Senior Executive Severance Plan, NEOs who are terminated involuntarily for reasons that make them eligible for severance receive cash severance benefits equal to one- and one-half years of base salary and target AIA. The Company also provides pro rata AIA payment for the year of termination, calculated based on the number of days the NEO was employed during the calendar year prior to the commencement of severance. Equity awards issued under the ICP continue to vest and certain benefits continue during the severance period, unless the executive begins full-time, outside employment. U.S.-based NEOs who are age 65 or older are not eligible for severance, unless the Compensation and Benefits Committee specifically approves severance for such an executive.

To protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation, confidentiality and non-denigration provisions during the period of time they are receiving severance. Our uniform severance plan helps to avoid special treatment and provides an important enforcement mechanism for these protections.

Tax Treatment

Tax rules generally limit the deductibility of compensation paid to our NEOs to $1 million per year. The Compensation and Benefits Committee maintains the flexibility to pay non-deductible incentive compensation.

Section 7: Report of the Compensation and Benefits Committee

The Compensation and Benefits Committee has reviewed and discussed the CD&A with Management. Based on its review and discussion, it recommended to the Board, and the Board approved, the inclusion of the CD&A in this Proxy Statement.

COMPENSATION AND BENEFITS COMMITTEE

John J. Brennan, Chair   Theodore J. Leonsis
Peter Chernin   Lynn A. Pike
Ralph de la Vega   Daniel L. Vasella

Compensation Tables

Note Regarding Total Direct Compensation Decisions and Summary Compensation Table

It is important to recognize that the way the Compensation and Benefits Committee presents total direct compensation is different from the SEC-required disclosure in the Summary Compensation Table on the following page and is not a substitute for the information in that table.

In summary, the main difference between the Summary Compensation Table and total direct compensation is the timing of disclosure related to equity awards. The chart below details this methodology.

		Summary Compensation Table*	Total Direct Compensation
Concept and Purpose		Uses SEC methodology, which includes a mix of both cash compensation actually earned during 2023 and estimated value of equity *granted* in 2023 SEC-mandated compensation disclosure	Includes only pay that is *awarded* based on 2023 performance and reflects the Compensation and Benefits Committee's January 2024 compensation decisions
Calculated as a sum of:	Base salary	▪ Base salary *paid in* 2023	▪ Base salary *set for* 2023
	Annual bonus	▪ Annual cash bonus earned for 2023 performance, excluding any incentive deferred into equity	▪ Total annual bonus (AIA) awarded for 2023 performance, regardless of form of payment (i.e., cash or equity)
	Equity awards	▪ Accounting value of equity awards granted in 2023 (Performance Restricted Stock Units, Restricted Stock Units, and Stock Options as applicable)	▪ Grant date value of equity awards (Performance Restricted Stock Units and Stock Options) granted in January 2024 for performance year ending 2023

*   The SEC rules also require disclosure of additional elements of compensation beyond the ones mentioned in this table, such as future pay opportunities for pension benefits, above market interest rate on deferred compensation and all other compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the compensation of our NEOs for the year ended December 31, 2023, using the SEC-required disclosure rules. It is important to recognize that 2023 total direct compensation determined by the Compensation and Benefits Committee is different than the amounts disclosed below. See page 73 for key differences between the Summary Compensation Table and total direct compensation awarded by the Compensation and Benefits Committee for 2023 Performance.

Name and Principal Position[1]	Year	Salary	Bonus[2]	Stock Awards[3],[4]	Option Awards[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
S.J. Squeri	2023	$1,500,000	$9,750,000	$19,287,280	$ 4,449,964	$64,534	$ 625,127	$35,676,905
Chairman and CEO	2022	$1,500,000	$10,312,500	$16,834,744	$18,799,985	$ 3,393	$579,009	$48,029,631
	2021	$1,500,000	$8,000,000	$12,549,027	$ 2,899,974	$16,429	$548,492	$ 25,513,922
C.Y. Le Caillec	2023	$ 719,129	$2,650,000	$ 2,708,888	$ 0	N/A	$ 167,137	$ 6,245,154
Chief Financial Officer								
D.E. Buckminster	2023	$1,100,000	$6,500,000	$ 6,281,184	$ 1,379,970	$49,235	$ 301,189	$ 15,611,578
Vice Chairman	2022	$1,100,000	$7,200,000	$ 6,288,477	$ 1,379,956	$ 0	$ 214,716	$ 16,183,150
	2021	$1,100,000	$7,075,000	$ 5,106,092	$ 1,179,977	$ 8,249	$264,357	$14,733,675
J.C. Campbell	2023	$1,000,000	$5,550,000	$ 5,786,040	$ 1,259,970	N/A	$ 244,910	$13,840,920
Former Vice Chairman and Former Chief Financial Officer	2022	$1,000,000	$6,625,000	$ 5,781,805	$ 1,259,955	N/A	$ 171,880	$14,838,640
	2021	$1,000,000	$6,500,000	$ 4,586,779	$ 1,059,973	N/A	$206,880	$13,353,632
A.D. Williams	2023	$1,000,000	$5,750,000	$ 5,265,119	$ 1,159,960	$32,903	$ 173,996	$ 13,381,978
Group President, Enterprise Services	2022	$1,000,000	$6,037,500	$ 5,376,343	$ 5,659,955	$ 0	$170,980	$18,244,778
and CEO of AENB	2021	$ 951,634	$6,037,500	$ 5,022,813	$ 1,159,960	$ 0	$ 190,801	$13,362,708
L.E. Seeger	2023	$ 875,000	$4,500,000	$ 4,274,053	$ 939,950	N/A	$ 155,480	$10,744,483
Chief Legal Officer	2022	$ 872,917	$4,900,000	$ 4,314,238	$ 4,439,975	N/A	$ 152,953	$14,680,083
	2021	$ 850,000	$4,850,000	$ 3,807,873	$ 879,999	N/A	$ 186,810	$10,574,682

[1] Mr. Le Caillec became an NEO in 2023 when he was promoted to Chief Financial Officer, therefore, no disclosure is included for Mr. Le Caillec for 2022 and 2021.

[2] The amounts in this column reflect AIA cash payments for annual performance.

[3] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10 Stock-Based Compensation, to our Consolidated Financial Statements contained in our 2023 Annual Report on Form 10-K.

[4] For each NEO's stock award, the maximum value as of the grant date, assuming the highest level of performance will be achieved and based on the closing price of the Company's common shares on the NYSE on the grant date, is as follows: Messrs. Squeri, $21,359,863; Le Caillec, $2,999,981; Buckminster, $6,623,916; Campbell, $6,047,878; and Williams, $5,567,881; and Ms. Seeger, $4,511,846.

[5] The amounts in this column reflect the actuarial increase or decrease in the present value of the NEOs' benefits under all defined benefit pension plans established by the Company. The amounts reflect the impact of changes in interest rates and the NEOs' changes in age during the year which are used to measure the present value. Messrs. Le Caillec and Campbell, and Ms. Seeger are not eligible to participate in the defined benefit plan due to their employment commencement dates in the U.S.

[6] See the "All Other Compensation" table on the following page for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[1]	Tax Payments/ Reimbursements[2]	Company Contributions to Defined Contribution Plans[3]	Executive Life Insurance[4]	Total
S.J. Squeri	2023	$378,872	N/A	$240,000	$ 6,255	$625,127
C.Y. Le Caillec	2023	$ 12,200	$33,667	$ 113,530	$ 7,740	$ 163,137
D. E. Buckminster	2023	$119,902	$ 0	$ 176,000	$ 5,288	$301,189
J.C. Campbell	2023	$ 73,030	N/A	$160,000	$11,880	$244,910
A.D. Williams	2023	$ 6,256	N/A	$160,000	$ 7,740	$173,996
L.E. Seeger	2023	$ 3,600	N/A	$140,000	$11,880	$155,480

[1] See the "Perquisites and Other Personal Benefits" table below for additional information regarding the components of this column.

[2] For Mr. Le Caillec, he was on international assignment in New York from France which ended on December 31, 2020 when he permanently moved to New York. Prior to his promotion to Chief Financial Officer and under his localization agreement, French voluntary social payments in the amount of $46,113 were made by the Company and included in compensation through payroll. The previously agreed arrangement ended in July of 2023. Additionally, the following is also reflected in the table: assignment-related compensation in the amount of $1,578 and prior year tax adjustments in the amount of ($14,024) which was returned to the Company. For Mr. Buckminster, who was on international assignment in London until June 2014, trailing tax equalization payments or reimbursements have been made and recorded following the termination of his assignment in 2014 in order to address any foreign tax obligations relating to income received, awarded or earned during his assignment. In 2023, American Express realized a foreign tax credit of approximately $385,000 relating to payments made by the Company on Mr. Buckminster's behalf in previous years. This amount was returned to the Company and is not reflected in the table above.

[3] This column reflects Company contributions to the NEOs' accounts under the Company's RSP and RRP-RSP. See pages 82-84 for a further description of the RSP and the RRP-RSP.

[4] This column reflects income imputed to the NEOs under the Company's executive life insurance program.

Perquisites and Other Personal Benefits

Name	Year	Local and Other Travel Benefits[1]	Personal Use of Company Aircraft[1],[2]	Personal Security[3]	International Assignment/ Relocation[4]	Other Benefits[5]	Total
S.J. Squeri	2023	$37,040	$199,699	$138,532	$ 0	$3,600	$378,872
C.Y. Le Caillec	2023	N/A	$ 0	N/A	$8,600	$3,600	$ 12,200
D.E. Buckminster	2023	N/A	$ 111,302	N/A	$8,600	$ 0	$119,902
J.C. Campbell	2023	N/A	$ 73,030	N/A	$ 0	$ 0	$ 73,030
A.D. Williams	2023	N/A	$ 2,656	N/A	$ 0	$3,600	$ 6,256
L.E. Seeger	2023	N/A	$ 0	N/A	$ 0	$3,600	$ 3,600

[1] Local travel allowance only applies to Mr. Squeri. The Company's security policy requires the CEO to use for all travel purposes, to the maximum extent practicable, the automobiles and aircraft provided by the Company to executives for business travel. The calculation of the incremental cost for personal use of Company-owned automobiles and aircraft is based on the variable cost to the Company of operating the automobiles and aircraft and includes, among other things, fuel costs, maintenance costs and, in the case of aircraft, landing and ground handling fees and trip-related crew costs for hotels and meals. The calculation does not include fixed costs that would have been incurred regardless of whether there was any personal use of the automobiles or aircraft (e.g., purchase costs and depreciation, driver and flight crew fixed salaries and benefits, insurance costs, etc.).

[2] The CEO's personal use of Company aircraft is limited to $200,000 per year and the CEO is required to reimburse the Company any incremental costs in excess of $200,000 per year for travel on Company aircraft that is deemed by the SEC to be personal use. Messrs. Buckminster, Campbell and Williams amounts were in connection with business meetings, although were deemed personal or mixed business/personal, in accordance with our policy, given the flights were to and from personal residences or to an alternate destination en route to the final destination.

[3] The amount in this column includes costs associated with home security and security during personal trips for Mr. Squeri in accordance to the Company's security policy.

[4] For Mr. Le Caillec, the amounts shown include international tax and reporting services (not payments or reimbursements) in connection with his localization to the U.S. from France. For Mr. Buckminster, the amounts shown include international tax and reporting services (not payments or reimbursements) in connection with his repatriation to the U.S. due to trailing tax liabilities. The services provided to Messrs. Le Caillec and Buckminster are provided to all colleagues on international assignment.

[5] This column reflects the aggregate amount of other perquisites and personal benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of all perquisites and other personal benefits reported for the NEO. In 2023, other benefits consisted of office parking. We generally incur no incremental cost for the provision of such additional benefits.

Grants of Plan-Based Awards

The following table provides information on awards granted to each of our NEOs.

Name	Award Type[1]	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Exercise Price or Base Price of Option Awards ($/sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
S.J. Squeri	AIA		1/24/2023	$ 0	$ 6,000,000	$ 11,250,000					
	SO	2/1/2023	1/24/2023					74,129		$ 173.61	$ 4,449,964
	PRSU	2/1/2023	1/24/2023				0	102,528	123,033		$ 19,287,280
C.Y. Le Caillec	AIA		1/24/2023	$ 0	$ 1,702,740	$ 3,192,637					
	PRSU	2/1/2023	1/24/2023				0	14,400	17,280		$ 2,708,888
D.E. Buckminster	AIA		1/24/2023	$ 0	$ 4,000,000	$ 7,500,000					
	SO	2/1/2023	1/24/2023					22,988		$ 173.61	$ 1,379,970
	RSU	2/1/2023	1/24/2023					1,728			$ 299,998
	PRSU	2/1/2023	1/24/2023				0	31,795	38,154		$ 5,981,186
J.C. Campbell	AIA		1/24/2023	$ 0	$ 3,700,000	$ 6,937,500					
	SO	2/1/2023	1/24/2023					20,989		$ 173.61	$ 1,259,970
	RSU	2/1/2023	1/24/2023					1,872			$ 324,998
	PRSU	2/1/2023	1/24/2023				0	29,030	34,836		$ 5,461,042
A.D. Williams	AIA		1/24/2023	$ 0	$ 3,700,000	$ 6,937,500					
	SO	2/1/2023	1/24/2023					19,323		$ 173.61	$ 1,159,960
	RSU	2/1/2023	1/24/2023					1,368			$ 237,498
	PRSU	2/1/2023	1/24/2023				0	26,726	32,071		$ 5,027,620
L.E. Seeger	AIA		1/24/2023	$ 0	$ 2,925,000	$ 5,484,375					
	SO	2/1/2023	1/24/2023					15,658		$ 173.61	$ 939,950
	RSU	2/1/2023	1/24/2023					1,152			$ 199,999
	PRSU	2/1/2023	1/24/2023				0	21,657	25,988		$ 4,074,054

[1] Award types

Annual Incentive Award (AIA): The AIA is an annual cash-denominated performance-based component of executive compensation. Performance is measured against measurable goals and actual amounts paid are based on 2023 performance. Additional information regarding how the payout amounts for these awards are determined is on page 59.

Stock Options (SO): Options have a ten-year term and 100% of these shares become exercisable on the third anniversary of the grant date, subject to continued employment and positive cumulative net income over the three-year vesting period. The exercise price of these awards is the closing price of the Company's common shares on the NYSE on the grant date.

Performance Restricted Stock Units (PRSU): These awards vest on the third anniversary of the grant date subject to continued employment (with limited exceptions) and based on relative ROE and relative TSR performance during the performance period. See page 60 for additional information on our Performance Restricted Stock Unit program.

Restricted Stock Units (RSU): For Messrs. Buckminster, Campbell and Williams and Ms. Seeger, RSUs were granted in connection with their 2022 AIA to comply with regulatory guidance. These RSUs are payable on the third anniversary of the grant date subject to positive cumulative net income over 2023-2025 and are not subject to continued employment.

(2) Estimated future payouts under non-equity/equity incentive plan awards

The amounts shown under these columns represent potential threshold, target and maximum payouts for achievement of performance levels for awards granted.

AIA: Actual annual cash incentive payout amounts are determined by Company performance and an individual performance multiplier, ranging from 0% to 187.5% of target levels.

Mr. Le Caillec's AIA reflects the increase in his target AIA from $1.3 million to $2.35 million as a result of his promotion to the role of Chief Financial Officer in August 2023. Per Company policy, AIA was pro-rated considering his time in each role.

PRSU: Actual number of shares that vest is determined by relative ROE and relative TSR multipliers, ranging from 0% to 120% of target levels.

(3) Grant date fair value of stock awards

Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718, Compensation – Stock Compensation. Additional details on accounting for stock-based compensation can be found in Note 10, Stock-Based Compensation, to our Consolidated Financial Statements contained in our 2023 Annual Report on Form 10-K.

Outstanding Equity Awards at Fiscal Year-End 2023

Name	Grant Date	Option Awards					Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
S.J. Squeri	2/1/2023			74,129[1]	$173.61	2/1/2033	123,033[b]	$23,049,002
	10/31/2022			299,401[3]	$148.45	10/31/2029		
	1/28/2022			68,716[1]	$177.06	1/28/2032	103,015[b]	$19,298,830
	1/29/2021			90,766[1]	$116.26	1/29/2031	115,740[b]	$21,682,732
	1/29/2020	112,272[1]	—		$131.68	1/29/2030		
	1/29/2019	104,407[1]	—		$100.96	1/29/2029		
	1/23/2018	66,225[1]	—		$97.98	1/23/2028		
C.Y. Le Caillec	2/1/2023						17,280[b]	$3,237,235
	1/28/2022						9,318[b]	$1,745,634
	1/29/2021						8,231[b]	$1,541,996
	4/29/2016	8,000[1]	—		$65.43	4/29/2026		
D.E. Buckminster	2/1/2023			22,988[1]	$173.61	2/1/2033	38,154[b]	$7,147,770
	2/1/2023						1,728[c]	$323,724
	1/28/2022			24,954[1]	$177.06	1/28/2032	37,410[b]	$7,008,389
	1/28/2022						988[c]	$185,092
	1/29/2021			36,932[1]	$116.26	1/29/2031	47,093[b]	$8,822,403
	1/29/2020	45,683[1]	—		$131.68	1/29/2030		
	1/29/2019	41,078[1]	—		$100.96	1/29/2029		
	4/30/2018	8,093[1]	—		$98.75	4/30/2028		
	1/23/2018	18,237[1]	—		$97.98	1/23/2028		
	10/31/2017	117,309[2]	—		$95.52	10/31/2024		
	1/24/2017	20,918[1]	—		$77.43	1/24/2027		
	1/26/2016	23,505[1]	—		$55.09	1/26/2026		
	1/26/2015	13,111[1]	—		$83.30	1/26/2025		
J.C. Campbell	2/1/2023			20,989[1]	$173.61	2/1/2033	34,836[b]	$6,526,176
	2/1/2023						1,872[c]	$350,700
	1/28/2022			22,784[1]	$177.06	1/28/2032	34,156[b]	$6,398,785
	1/28/2022						1,129[c]	$211,507
	1/29/2021			33,176[1]	$116.26	1/29/2031	42,304[b]	$7,925,231
	1/29/2020	41,037[1]	—		$131.68	1/29/2030		
	1/29/2019	38,510[1]	—		$100.96	1/29/2029		
	4/30/2018	4,046[1]	—		$98.75	4/30/2028		
	1/23/2018	27,770[1]	—		$97.98	1/23/2028		
	1/24/2017	26,147[1]	—		$77.43	1/24/2027		
	1/26/2016	36,726[1]	—		$55.09	1/26/2026		
	1/26/2015	25,777[1]	—		$83.30	1/26/2025		

Name	Grant Date	Option Awards					Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)[a]
A.D. Williams	2/1/2023			19,323[1]	$ 173.61	2/1/2033	32,071[b]	$ 6,008,181
	2/1/2023						1,368[c]	$ 256,281
	10/31/2022			89,820[3]	$148.45	10/31/2029		
	1/28/2022			20,976[1]	$177.06	1/28/2032	31,446[b]	$ 5,891,094
	1/28/2022						1,341[c]	$ 251,223
	4/30/2021			4,257[1]	$153.35	4/30/2031	5,747[b]	$ 1,076,643
	1/29/2021			30,359[1]	$ 116.26	1/29/2031	38,712[b]	$ 7,252,306
	1/29/2020	37,553[1]	—		$ 131.68	1/29/2030		
	1/29/2019	35,087[1]	—		$100.96	1/29/2029		
L.E. Seeger	2/1/2023			15,658[1]	$ 173.61	2/1/2033	25,988[b]	$ 4,868,592
	2/1/2023						1,152[c]	$ 215,816
	10/31/2022			69,860[3]	$148.45	10/31/2029		
	1/28/2022			16,998[1]	$177.06	1/28/2032	25,482[b]	$ 4,773,798
	1/28/2022						847[c]	$ 158,677
	1/29/2021			27,543[1]	$ 116.26	1/29/2031	35,120[b]	$ 6,579,381
	1/29/2020	34,068[1]	—		$ 131.68	1/29/2030		

Exercisability of option awards and vesting of stock awards is subject to continuous employment by the Company, except as noted below. Unvested awards may vest upon death, disability, termination, retirement or change in control of the Company as described on pages 85-87.

Notes Relating to Option Award

[1] These SOs vest 100% on the third anniversary of the grant date, subject to positive cumulative net income and continued employment over the three-year performance period starting with the year of grant.

[2] These SOs vested on October 31, 2020 and have a term of seven years, an exercise price equal to the closing price on the grant date and vesting subject to (i) a stock price goal of 30 percent above the closing price on the grant date, which must be met for a period of 20 consecutive trading days during the five-year period beginning on the grant date, (ii) a financial goal of positive cumulative net income for the three-year period and (iii) a three-year service condition. The stock price goal was satisfied during 2019. Fifty percent of the net after-tax shares received upon exercise must be held for at least 12 months.

[3] These Performance Stock Options (PSOs) (2022 Special Award) vest 75% on October 31, 2025 and 25% on October 31, 2026 and have a term of seven years, an exercise price equal to the closing price on the grant date and vest subject to (i) an absolute TSR goal of 40 percent above baseline TSR during the four-year period beginning on the grant date (based on a 20 consecutive trading average price), (ii) positive cumulative GAAP net income for the three-year period Q3 2022 through Q2 2025 (with respect to 75 percent of the options) and the four-year period Q3 2022 through Q2 2026 (with respect to 25 percent of the options), and (iii) time-based service requirements (75% after 3 years, 25% after 4 years) assuming the performance conditions have been met. No options may be exercised until on or after October 31, 2026.

Notes Relating to Stock Award

(a)   The market value of the stock awards is based on the closing price per share of our stock on December 31, 2023 which was $187.34.

(b)   These awards vest on the third anniversary of the grant date, subject to continued employment and the Company's relative ROE and TSR, as compared to the Company's Performance Peers listed on page 60. The number of awards shown is based on the trend in performance and projected payout as of December 31, 2023.

(c)   These awards will be payable on the third anniversary of the grant date subject to positive cumulative net income and are not subject to continued employment.

Option Exercises and Stock Vested in 2023

The following table contains information about exercises of Stock Options by the NEOs and shares acquired by the NEOs upon the vesting of Performance RSUs, in each case during 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
S.J. Squeri	—	—	102,186	$17,607,670
C.Y. Le Caillec	—	—	21,335	$ 3,555,201
D.E. Buckminster	11,344	$ 819,408	41,579	$ 7,164,477
J.C. Campbell	21,008	$1,716,181	38,109	$ 6,566,562
A.D. Williams	—	—	34,179	$ 5,889,383
L.E. Seeger	—	—	31,007	$ 5,342,816

[1] Amounts reflect the difference between the exercise price of the SO and the market price of our common stock at the time of exercise.

[2] Amounts reflect the market value of our common stock on the day on which the PRSUs vested.

Retirement Plan Benefits

The table below shows the present value of accumulated benefits (PVAB) payable to each of the NEOs under the American Express Retirement Plan (Retirement Plan) and the Retirement Plan component of the American Express Retirement Restoration Plan (RRP-Retirement Plan), a nonqualified plan, except for Messrs. Campbell and Le Caillec and Ms. Seeger who are not eligible to participate in these plans due to their employment commencement dates.

Pension Benefits 2023

Name	Plan Name	Number of Years Credited Service (#)	PVAB ($)[1]	Payments During Last Fiscal Year ($)
S.J. Squeri	Retirement Plan	38	$ 439,200	$0
	RRP-Retirement Plan		$ 821,336	$0
	Total		$1,260,536	$0
D.E. Buckminster	Retirement Plan	37	$ 392,835	$0
	RRP-Retirement Plan		$ 510,246	$0
	Total		$ 903,081	$0
A.D. Williams	Retirement Plan	33	$ 267,832	$0
	RRP-Retirement Plan		$ 201,505	$0
	Total		$ 469,337	$0

[1] PVAB was determined using the same measurement date (December 31, 2023) and assumptions as used for financial reporting purposes:
- Discount rate equal to 5.10%
- Pri-2012 Mortality Table projected with MP-2021 longevity improvements
- Retirement age is assumed to be the normal retirement age as defined in the plan (age 65)
- Form of payment is the value of the cash balance account payable as a lump-sum distribution upon retirement

Retirement Plan: Messrs. Squeri, Buckminster and Williams participate in the Retirement Plan, which is a defined benefit cash balance retirement plan for eligible U.S. colleagues. Benefit accruals were discontinued in the Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances. The Retirement Plan sets the interest rate each year based on the average of the interest rates for certain five-year U.S. Treasury Notes, with a minimum interest rate of 5%. The maximum interest rate is the lower of 10% or the applicable interest rate specified in the Retirement Plan. For 2023, the interest rate is 5%.

RRP-Retirement Plan: Each RRP participant who participated in the Retirement Plan has a Retirement Plan-related account for benefits that could not be provided under the Retirement Plan as a result of IRS limitations on tax-qualified plans. RRP-Retirement Plan benefits accrued and vested in a similar manner to benefits under the Retirement Plan. Benefit accruals were discontinued in the RRP-Retirement Plan since 2007, and the Plan continues to credit participants with interest on their outstanding account balances at the same interest rate as the Retirement Plan. Participants may elect to receive payment of their RRP-Retirement Plan benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Lump-sum payments are made on or about the January 1 or July 1 that is at least six months following the participant's separation from service and installment payments commence on or about the July 1 of the calendar year following the year in which the participant separates from service.

Non-Qualified Deferred Compensation

The following table shows the executive or Company contributions, earnings, withdrawals and account balances for the NEOs in the RSP portion of the RRP (RRP-RSP) accounts and the Deferral Plan. These programs are unfunded, unsecured deferred compensation programs.

Non-Qualified Deferred Compensation 2023

Name	Plan Name	Executive Contributions in Last FY	Company Contributions in Last FY[(1)]	Aggregate Earnings in Last FY[(2)]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[(3)]
S.J. Squeri	RRP-RSP	N/A	$229,500	$1,302,814	$ 0	$ 7,994,380
	Deferral Plan	$1,497,035	N/A	$ 1,317,805	$ 157,476	$10,948,884
	Total	$1,497,035	$229,500	$2,620,619	$ 157,476	$18,943,264
C.Y. Le Caillec	RRP-RSP	N/A	$ 87,130	$ 21,425	$ 0	$ 236,304
	Deferral Plan	$ 136,765	N/A	$ 29,557	$ 0	$ 297,496
	Total	$ 136,765	$ 87,130	$ 50,982	$ 0	$ 533,800
D. E. Buckminster	RRP-RSP	N/A	$149,600	$ 102,638	$ 0	$ 2,418,086
	Deferral Plan	$1,100,000	N/A	$1,566,698	$304,024	$13,639,489
	Total	$1,100,000	$149,600	$1,669,336	$304,024	$ 16,057,575
J.C. Campbell	RRP-RSP	N/A	$133,600	$ 206,066	$ 0	$ 1,914,877
	Deferral Plan	$ 200,000	N/A	$ 324,278	$ 0	$ 2,947,406
	Total	$ 200,000	$133,600	$ 530,344	$ 0	$ 4,862,283
A.D. Williams	RRP-RSP	N/A	$133,600	$ 363,509	$ 0	$ 2,792,363
	Deferral Plan	$ 110,000	N/A	$ 471,811	$ 0	$ 2,452,536
	Total	$ 110,000	$133,600	$ 835,320	$ 0	$ 5,244,899
L.E. Seeger	RRP-RSP	N/A	$ 113,600	$ 140,770	$ 0	$ 1,328,468
	Deferral Plan	$ 87,500	N/A	$ 365,727	$ 0	$ 1,901,511
	Total	$ 87,500	$ 113,600	$ 506,497	$ 0	$ 3,229,979

[(1)] The amounts in this column are also included in the "All Other Compensation" table on page 75.

[(2)] Earnings on RRP-RSP and Deferral Plan balances are determined based on hypothetical investment of those account balances at the direction of the participant in the investment options available under the RSP (other than the self-directed brokerage account and the Company Stock Fund). In addition to the investment options in the RSP, a Market Interest Rate option is available for pre-2011 Deferral Plan balances only. The Market Interest Rate option earns a rate of return based on the SEC defined market rate for deferred compensation for the year, which is 120% of the long-term Applicable Federal Rate for December of the preceding year. There are no above-market earnings for the Deferral Plan; therefore, no earnings are reported in the Summary Compensation Table.

[(3)] Of the total amounts shown in this column, the following amounts have been reported as "Salary," "Bonus" or "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" in this Proxy Statement and prior years' proxy statements: for Messrs. Squeri, $8,303,35; Le Caillec, $136,765; Buckminster, $4,414,890; Campbell, $2,181,177; and Williams, $1,033,638 and for Ms. Seeger $888,540. The amounts in the preceding sentence do not include: 1) amounts deferred by each executive before becoming an NEO and in subsequent years in which the executive was not an NEO; and 2) amounts reported in prior years' proxy statements as above-market earnings on deferred compensation.

RSP: All U.S. active participants, including the NEOs, are immediately 100% vested in the Company matching contribution, which is generally up to 6% of total pay (base pay and eligible incentive pay capped at one times base pay). Prior to 2021, the Company made an annual discretionary profit sharing contribution for eligible U.S. colleagues based on the Company's performance for the year. Effective January 1, 2021, the Company started making an annual fixed rate contribution for eligible U.S. colleagues. The fixed rate contribution is 2% of total pay for eligible U.S. manager-level colleagues and above (including NEOs). Company fixed rate contributions and discretionary profit sharing contributions generally vest on the third anniversary of a colleague's service with the Company.

For Company colleagues who commenced their employment prior to April 1, 2007, an additional conversion contribution of up to 8% of total pay was generally also contributed. The percentage was based on an individual's projected age and service as of December 31, 2008. Conversion contributions stopped at the end of 2017 for certain executives including the NEOs and stopped at the end of 2018 for all other colleagues.

RRP-RSP: Each RRP participant has an RRP-RSP account for benefits that cannot be provided under the RSP as a result of IRS limitations on U.S. tax-qualified plans. The Company matches colleague contributions in the RRP-RSP account up to 6% of total pay in excess of IRS compensation limits, only to the extent the colleague voluntarily defers compensation under the Company's Non-Qualified Deferral Plan. Conversion contributions in the RRP-RSP were stopped as described above for the RSP. Compensation for RRP-RSP account purposes includes the same components of compensation as for the RSP, as well as the value of base pay and annual cash incentive amounts deferred by a participant under the Non-Qualified Deferral Plan. Participants may elect to receive payment of their RRP-RSP benefits in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. Participants are allowed to make a one-time change to the form of payment for their RRP-RSP benefits so long as the change is made at least one year before the participant's separation from service and the payment commencement date is delayed by at least five years. The payment election and any one-time change to the payment election apply to both the RRP-Retirement Plan and RRP-RSP balances. New participants will have a default lump-sum election for contributions attributable through the first full year of participation, which is not subject to any one-time change.

Deferral Plan: As part of planning for retirement or other long-term financial needs, the Company provides the U.S. NEOs and certain other senior level U.S. paid colleagues with an annual opportunity to defer a portion of their base salary or cash annual incentive award up to one times their base salary. Under the Deferral Plan, certain participants may elect for payment to commence upon separation from service or a specified date at least five years after deferral, but not later than separation from service, and to receive payment in either a lump sum or annual installments over a period of five, ten or fifteen consecutive years. For 2007 and prior years, participants were able to defer receipt until termination of employment or a specified date at least five years after deferral, but not later than ten years after termination of employment.

Deferral Plan Earnings: Earnings for NEOs on Deferral Plan balances are based on investment options similar to those offered under the RSP (other than the self-directed brokerage account and the Company Stock Fund). Furthermore, for participants, including NEOs, with pre-2011 balances, the Deferral Plan allows for an additional investment option that provides a market interest rate based on 120% of the long-term Applicable Federal Rate for December of the preceding year. Interest crediting on deferrals was previously based on ROE-linked interest crediting schedules up until December 31, 2010.

Proxy Summary

Corporate Governance at American Express

Environmental, Social and Governance (ESG)

Audit Committee Matters

Executive Compensation and Compensation Discussion & Analysis

Shareholder Proposals

Stock Ownership Information

Other Information

Potential Payments Upon Termination or CIC

The tables below show certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2023, under various scenarios, including a change in control (CIC). The tables do not include the pension benefits nor non-qualified deferred compensation that would be paid to an NEO, which are set forth in the Pension Benefits 2023 and Non-Qualified Deferred Compensation 2023 tables on the previous pages, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised SOs as of December 31, 2023. The footnotes to the tables describe the assumptions used in estimating the amounts shown in the tables.

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of an executive's actual separation from the Company. Additionally, to protect shareholders and our business model, executives are required to comply with non-compete, non-solicitation and certain other provisions during any period of time they receive severance.

S.J. Squeri

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$11,250,000	$11,250,000
Value of LTIA[3]	$ 62,157,860	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 6,791	$ 0	$ 0
Other Benefits[6]	$ 740,307	$ 0	$ 0	$ 133,199	$ 133,199
Total Value of Incremental Benefits	**$62,898,167**	**$ 0**	**$ 6,791**	**$11,383,199**	**$11,383,199**

C.Y. Le Caillec

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$ 4,650,000	$ 4,650,000
Value of LTIA[3]	$ 2,784,060	$ 2,697,696	$ 2,697,696	$ 2,697,696	$ 2,697,696
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 178,854	$ 0	$ 0
Other Benefits[6]	$ 37,502	$ 0	$ 0	$ 129,124	$ 129,124
Total Value of Incremental Benefits	**$ 2,821,561**	**$2,697,696**	**$2,876,550**	**$ 7,476,820**	**$ 7,476,820**

D.E. Buckminster

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,650,000	$7,650,000
Value of LTIA[3]	$ 23,108,523	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 29,475	$ 29,475
Retirement Savings Plan[5]	$ 0	$ 0	$ 45,136	$ 0	$ 0
Other Benefits[6]	$ 633,509	$ 0	$ 0	$ 131,376	$ 131,376
Total Value of Incremental Benefits	**$23,742,032**	**$ 0**	**$ 45,136**	**$ 7,810,851**	**$ 7,810,851**

J.C. Campbell

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,050,000	$7,050,000
Value of LTIA[3]	$ 21,045,784	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 42,951	$ 0	$ 0
Other Benefits[6]	$ 96,158	$ 0	$ 0	$ 127,996	$ 127,996
Total Value of Incremental Benefits	**$ 21,141,942**	**$ 0**	**$ 42,951**	**$ 7,177,996**	**$ 7,177,996**

A.D. Williams

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$7,050,000	$7,050,000
Value of LTIA[3]	$ 14,859,082	$ 5,528,435	$5,528,435	$ 5,528,435	$ 5,528,435
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$ 178,854	$ 0	$ 0
Other Benefits[6]	$ 0	$ 0	$ 0	$ 136,284	$ 136,284
Total Value of Incremental Benefits	**$14,859,082**	**$5,528,435**	**$5,707,289**	**$12,714,718**	**$12,714,718**

L.E. Seeger

	Retirement	Death	Disability	Termination w/o Cause not in Connection with CIC	Termination w/o Cause or Constructive Term. in Connection with CIC
Incremental Benefits Due to Termination Event[1]					
Severance[2]	$ 0	$ 0	$ 0	$5,700,000	$5,700,000
Value of LTIA[3]	$ 16,429,266	$ 0	$ 0	$ 0	$ 0
Deferred Compensation[4]	$ 0	$ 0	$ 0	$ 0	$ 0
Retirement Savings Plan[5]	$ 0	$ 0	$76,234	$ 0	$ 0
Other Benefits[6]	$ 20,193	$ 0	$ 0	$ 136,081	$ 136,081
Total Value of Incremental Benefits	**$16,449,459**	**$ 0**	**$76,234**	**$5,836,081**	**$5,836,081**

Potential Payments Upon Termination of Employment/CIC as of December 31, 2023

The following table summarizes treatment of AIA and unvested LTIA awards based on the termination scenarios listed below:

	Treatment of Awards		
Termination Scenario	**Performance Restricted Stock Units (PRSUs)**	**Stock Options (SO)**	**AIA Bonus**
Voluntary Resignation or Retirement	**Voluntary Resignation/Not Retirement Eligible:** All unvested PRSUs are forfeited **Early Retirement Eligible:** All unvested PRSUs outstanding for more than one year continue to vest, vesting remains subject to performance metrics **Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics	**Voluntary Resignation/Not Retirement Eligible:** All unvested SOs are forfeited **Early Retirement Eligible:** Unvested SOs outstanding for more than one year continue to vest **Full Retirement Eligible:** All unvested SOs continue to vest	**Voluntary Resignation/ Not Retirement Eligible:** AIA is forfeited **Early/Full Retirement Eligible:** A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Death or Disability	All unvested PRSUs will vest at target	All unvested SOs will vest	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion

Treatment of Awards			
Termination Scenario	**Performance Restricted Stock Units (PRSUs)**	**Stock Options (SO)**	**AIA Bonus**
Termination w/o Cause not in Connection with CIC	**Not Retirement Eligible:** All unvested PRSUs continue to vest until the earlier of the end of the severance period or commencement of fulltime outside employment, at which time unvested PRSUs are forfeited **Early or Full Retirement Eligible:** All unvested PRSUs continue to vest and vesting remains subject to performance metrics and applicable Retirement treatment as noted above	**Not Retirement Eligible:** All unvested SOs continue to vest until the earlier of the end of the severance period or commencement of fulltime outside employment, at which time unvested SOs are forfeited **Early or Full Retirement Eligible:** All unvested SOs continue to vest and vesting remains subject to performance metrics and applicable Retirement treatment as noted above	A pro rata AIA for the year of termination of employment subject to performance metrics at the end of the performance period, subject to the Compensation and Benefits Committee's discretion
Termination w/o Cause or Constructive Term. in Connection with CIC	All unvested PRSUs will vest, subject to performance attained as of the termination date	All unvested SOs will vest	An average of the prior two years of actual AIA is paid out following termination

(1) An NEO in the U.S. is "retirement eligible" if they are at least age 55 with 10 or more actual or deemed years of service to the Company prior to termination of service (referred to as "early retirement"). With respect to unvested LTIA awards under the ICP, except the 2022 Special Award, once an NEO reaches early retirement, all LTIA outstanding for more than one year will vest in full upon retirement , subject to applicable performance. Once an NEO is at least age 62 with 10 or more actual or deemed years of service to the Company (referred to as "full retirement"), outstanding LTIA, except the 2022 Special Award, will continue vest in full upon retirement, subject to applicable performance. Messrs. Squeri, Buckminster, and Campbell and Ms. Seeger are full retirement eligible. Messrs. Le Caillec and Williams are early retirement eligible.

For all NEOs, in the event of death, disability, termination without cause not in connection with a change in control (CIC) and termination without cause or constructive termination in connection with CIC, the table includes the incremental benefit that they would receive under these scenarios over and above what they would otherwise receive upon retirement.

Upon Retirement, Messrs. Buckminster, Campbell, and Williams and Ms. Seeger are eligible to receive RSUs granted in lieu of AIA subject to positive cumulative net income.

Messrs. Squeri and Williams and Ms. Seeger received the 2022 Special Award in October 2022. As of December 31, 2023, the performance and time conditions for the award to vest were not met and, therefore, in the event of resignation, retirement, death, disability, termination without cause not in connection with CIC, or termination without cause or constructive termination in connection with CIC, Messrs. Squeri and Williams and Ms. Seeger would forfeit all unvested PSOs under this award.

Mr. Campbell retired on March 1, 2024. As of a result of his retirement and the February 29, 2024 closing stock price of $219.42, Mr. Campbell received a total of $21,183,186 which consist of $21,052,411 in LTIA and $130,775 in other benefits.

(2) Severance reflects one and a half years of base salary and target AIA. The sum of these two numbers is paid out in equal installments over one and a half years. This treatment is applicable to termination without cause not in connection with CIC and termination without cause or constructive termination in connection with CIC under the Senior Executive Severance Plan.

(3) Value of LTIA: PRSU, RSU, and SO values are based on a share price of $187.34, the closing price per share of our common stock as of December 31, 2023. For PRSUs, the value reflects the target value. For SOs, the value reflects the "in the money" value of SOs that would vest upon termination of employment or termination following CIC. Messrs. Squeri, Buckminster, and Campbell and Ms. Seeger are full retirement eligible and therefore eligible for continued vesting of outstanding LTIA upon retirement, subject to applicable performance, with the exception of the 2022 Special Award.

(4) Deferred Compensation: Reflects one and a half years of additional interest crediting (using the prior year's interest rate assuming 6.05% for 1994–2004 programs) on amounts that were earned and vested on or prior to December 31, 2004. Such amounts are paid out at the end of the one and a half years severance period in the form elected by the NEO.

(5) Retirement Savings Plan: Upon disability, reflects future Company contributions in the RSP through age 65.

(6) Other Benefits: For all NEOs, includes the payment of unused accrued vacation for the calendar year. Under our Key Executive Life Insurance Plan, for Messrs. Squeri and Buckminster, approximately $5,304 and $4,371, respectively, is for the cash surrender value and approximately $699,921 and $591,199, respectively, is the projected lump-sum payment related to life insurance. For all NEOs, under termination without cause not in connection with CIC and under termination without cause or constructive termination in connection with CIC, reflects one and a half years of contributions to U.S. medical, dental, health savings accounts and premiums, if applicable, under the basic and post-2003 Key Executive Life Insurance Plans, and outplacement services.

Equity Compensation Plans

The following table provides summary information with respect to the Company's equity compensation plans under which the Company's common shares may be issued as of December 31, 2023. Information relating to employee stock purchase plans and employee savings plans (such as 401(k) plans) is not included. Information is provided in the aggregate for the Company's equity compensation plans, each of which was approved by the Company's shareholders. There are no such plans that have not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by shareholders	3,553,439	$119.80	6,849,506
Equity compensation plans not approved by shareholders	—	—	—
Total	3,553,439	$119.80	6,849,506

Pay Ratio

CEO Pay Ratio

Our CEO to median compensated employee pay ratio is 677:1, with the 2023 Summary Compensation Table annual total compensation amount for Mr. Squeri being $35,676,905 and the equivalent annual total compensation for the identified median compensated employee being $52,680. To calculate the annual total compensation for the identified median employee, we used the same methodology as set forth in the "2023 Summary Compensation Table" in this Proxy Statement and did not make any assumptions, adjustments or estimates with respect to their total compensation.

In determining our pay ratio for our 2023 fiscal year, we concluded there were no significant changes to our employee population or employee compensation arrangements since 2022 that we believe would significantly impact our pay ratio disclosure. However, there was a significant decrease in the number of hours worked and the resulting overall compensation of the original median employee in 2023 as compared to 2022, which would result in a significant change in our pay ratio disclosure. Since it was no longer appropriate to use the original median employee, we determined a new median employee whose compensation was substantially similar to the compensation of the original median employee, based on the methodology used to select the original median employee as disclosed in the Proxy Statement for our 2023 Annual Meeting of Shareholders.

Pay versus Performance

The information contained in this section shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Pay versus Performance Table

The following table sets forth compensation information of our Principal Executive Officer (PEO) and our non-PEO NEOs along with total shareholder return, net income and ROE performance results for our fiscal years ending in 2023, 2022, 2021, and 2020 in accordance with Item 402(v) of Regulation S-K.

Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[1],[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1] (d)	Average Compensation Actually Paid to Non-PEO NEOs[1],[2] (e)	Value of Initial Fixed $100 Investment Based On:		Net Income $M (h)	Company Selected Measure: Return on Equity[5] (i)
					Total Shareholder Return[3] (f)	Peer Group Total Shareholder Return[3],[4] (g)		
2023	$35,676,905	$62,343,130	$11,989,458	$18,255,375	$159	$133	$8,374	32%
2022	$48,029,631	$42,946,184	$16,164,592	$14,676,078	$124	$118	$7,514	32%
2021	$25,513,922	$49,856,563	$13,006,174	$21,986,724	$135	$132	$8,060	34%
2020	$24,221,319	$20,125,419	$10,917,918	$9,893,026	$98	$97	$3,135	14%

[1] The PEO reflected in columns (b) and (c) represents Mr. Squeri for all four years shown. The non-PEO Named Executive Officers (NEOs) reflected in columns (d) and (e) represent the following individuals for 2023: Messrs. Le Caillec, Buckminster, Campbell, Williams and Ms. Seeger; for 2022, represent: Messrs. Campbell, Williams, Buckminster and Radhakrishnan; and for 2021 and 2020: Messrs Campbell, Buckminster, Williams and Ms. Seeger. Mr. Le Caillec's compensation was increased effective August 2023 as a result of his promotion to CFO. The 2023 non-PEO NEO compensation listed in columns (d) and (e) reflect Mr. Le Caillec's base salary and prorated AIA for the time spent in each role.

[2] Compensation Actually Paid (CAP) has been calculated based on the requirements and methodology set forth in the applicable SEC rules (Item 402(v) of Regulation S-K).

The CAP calculation includes the end-of-year value of awards granted within the fiscal year, the change in fair value from prior year-end of vested awards and the change in the fair value of unvested awards granted in prior years, regardless of if, when or at which intrinsic value they will actually vest. To calculate CAP the following amounts were deducted from and added to the total compensation number shown in the Summary Compensation Table (SCT):

PEO SCT Total to CAP Reconciliation:

	2023
Summary Compensation Table (SCT) Total	**$35,676,905**
Deduction for change in the actuarial present values reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the SCT	$ (64,534)
Deduction for amounts reported under "Stock Awards" in the SCT	$(19,287,280)
Deduction for amounts reported under "Option Awards" in the SCT	$ (4,449,964)
Total deductions	*$(23,801,778)*
Increase for service cost and prior service cost for pension plans[i]	—
Increase/deduction for change in fair value from prior year-end to vesting date of awards that vested during the year[ii],[iii]	$ 4,108,459
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted in any prior year that were outstanding and unvested as of year-end[ii]	$ 19,802,797
Increase for fair value of awards granted during year that remain unvested as of year-end[ii]	$ 25,895,746
Increase based on accrued dividends during year prior to vesting dates of awards[ii]	$ 661,001
Total adjustments	*$50,468,003*
Compensation Actually Paid (SCT minus deductions plus total adjustments)	**$62,343,130**

Average Non-PEO NEO SCT Total to CAP Reconciliation

	2023
Summary Compensation Table (SCT) Total	**$11,989,458**
Deduction for change in the actuarial present values reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the SCT	$ (41,069)
Deduction for amounts reported under "Stock Awards" in the SCT	$ (4,863,057)
Deduction for amounts reported under "Option Awards" in the SCT	$ (947,970)
Total deductions	*$ (5,852,096)*
Increase for service cost and prior service cost for pension plans[i]	—
Increase/deduction for change in fair value from prior year-end to vesting date of awards that vested during the year[ii][iii]	$ 1,243,180
Increase/deduction for change in fair value from prior year-end to current year-end of awards granted in any prior year that were outstanding and unvested as of year-end[ii]	$ 4,341,023
Increase for fair value of awards granted during year that remain unvested as of year-end[ii]	$ 6,339,441
Increase based on accrued dividends during year prior to vesting dates of awards[ii]	$ 194,369
Total adjustments	*$ 12,118,012*
Compensation Actually Paid (SCT minus deductions plus total adjustments)	*$ 18,255,375*

[i] Benefit accruals were discontinued in the defined benefit (DB) pension plans in 2007; therefore, their service cost subsequent to this date is zero. The DB pension plans have not been amended during 2023 to change the value of the benefits provided under the plans; therefore, there is no prior service cost in this period.

[ii] Fair value is determined in a manner consistent with that disclosed in our consolidated financial statements. Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to:

- For RSU awards (excluding performance based RSUs), closing price on applicable year-end date(s) or, in the case of vesting dates, the actual vesting price.

- For PRSUs awarded from 2019 onwards (which include a relative TSR performance condition in addition to a relative ROE performance condition as outlined on page 60), the fair value was estimated using a Monte Carlo simulation model multiplied by an estimate of the probable payout percentage as of the applicable year-end dates, or, in the case of vesting awards, the actual vesting price and outcome.

- For stock options, a Black Scholes value as of the applicable year-end or vesting date, determined based on the same methodology as used to determine grant date fair value but using the closing stock price on the applicable revaluation date as the current market price and with an expected term set using an elapsed term approach. This approach estimates expected term by subtracting the amount of time that has elapsed (between the grant and subsequent valuation dates) from the initial grant-date expected term estimate divided by the percentage change between the option's strike price and the stock price at the valuation date. Volatility (based on historical and implied volatilities), risk-free rates and dividend yield are determined as of the revaluation date based on the expected term.

- For PSO awards (which include a relative Total TSR performance condition as outlined on page 60), the fair value was estimated using a Monte Carlo simulation model as of the applicable year-end dates.

[iii] Vested awards have met the requisite service period as well as achieved the performance and market conditions, if applicable.

[3] Reflects cumulative Total Shareholder Return (TSR). It shows the growth of a $100 investment on December 31, 2019, including the reinvestment of all dividends.

[4] Peer TSR reflects the TSR of the S&P Financials Index, the industry index peer group reported in the Company's Stock Performance Graph in the 2023 Annual Report on Form 10-K.

[5] ROE is calculated for the relevant periods by dividing the (i) net income for the period by (ii) average shareholders' equity for the period.

Tabular List of Performance Metrics

The items listed below represent three financial metrics used to determine executive compensation for 2023. Further detail on all metrics included in our Company Scorecard are described in our Compensation Discussion and Analysis (CD&A) starting on page 58.

Performance Metrics
Return on Equity
Earnings Per Share
Revenue Growth

Pay Versus Performance Description of Relationships

We align pay with Company performance to support a long-term, high-performance business model. The year-over-year changes in CAP are primarily due to the result of our stock performance and varying levels of achievement against pre-established performance goals under the AIA and LTIA programs as described in the CD&A on pages 58-60.

TOTAL SHAREHOLDER RETURN: COMPANY VERSUS S&P FINANCIALS INDEX

The Company's four-year cumulative TSR is well above the companies included in the S&P Financials Index and the Company's TSR has been above that of the S&P Financials Index in each year during that four-year period.



Total Shareholder Return: Company vs. S&P Financials Index
Cumulative Value of $100 Invested on December 31, 2019

Total Shareholder return in the above chart, in the case of both the Company and S&P Financials Index as noted in footnote 3 of the Pay versus Performance Table on page 90, reflects the cumulative return of $100 as if invested on December 31, 2019, including reinvestment of any dividends.

COMPENSATION ACTUALLY PAID VERSUS TSR AND NET INCOME

Approximately 70% of CEO (PEO) total compensation and on average 50% of total compensation for non-PEO NEOs is composed of long-term incentive awards that are tied to the future performance of the Company, including stock price and positive cumulative net income. As a result, the changes in CAP year-over-year are in line with TSR and net income.

Compensation Actually Paid versus TSR



Compensation Actually Paid versus Net Income



COMPENSATION ACTUALLY PAID VERSUS ROE

ROE is a key financial metric in both the Company's AIA and LTIA programs because it aligns the interests of the executives with shareholders. In addition, sustaining a strong ROE is a key driver of long-term value creation.

Compensation Actually Paid versus Return on Equity



Item 4: Approval of the Second Amended and Restated American Express Company 2016 Incentive Compensation Plan

On March 6, 2024, upon the recommendation of the Compensation and Benefits Committee, the Board approved a second amendment and restatement of the American Express Company 2016 Incentive Compensation Plan (2016 Plan), subject to shareholder approval. The 2016 Plan allows us to grant the equity and cash incentive compensation awards that are the key elements of our compensation philosophy and practices. The 2016 Plan as further amended and restated will become effective upon shareholder approval.

Our Board of Directors recommends a vote **FOR** the Proposal

Background

The 2016 Plan was originally adopted by our Board, and approved by our shareholders at our 2016 Annual Meeting. The 2016 Plan was then amended and restated in March 2020, subject to shareholder approval at our 2020 Annual Meeting to increase the number of shares available under the 2016 Plan and to remove the provisions related to the qualified performance-based compensation exception under Section 162(m) of the Internal Revenue Code, which was repealed by the Tax Cuts and Jobs Act of 2017.

The closing stock price of a common share reported on the NYSE on March 8, 2024, our record date, was $223.37 per share.

Purpose and Importance of the 2016 Plan

The 2016 Plan enables the Company to:

▪ Attract, motivate and retain highly qualified and experienced employees at all levels of the Company as well as non-employee directors

▪ Align employee and shareholder interests in the creation of shareholder value

▪ Incentivize short and long-term financial and operational performance

▪ Adapt to evolving best practices in compensation

Material Changes to 2016 Plan

▪ Authorize an additional 15,000,000 shares, bringing the total number of shares available for grant after the approval to approximately 19,700,000. The maximum number of shares that were available for issuance under the 2016 Plan upon its initial adoption was 17,500,000 shares and an additional 7,000,000 shares were added by the first amendment and restatement in 2020.

▪ Extend the expiration date of the 2016 Plan to May 6, 2034.

> **The amended 2016 Plan maintains all of the key governance features as under the original plan.**

2016 Plan Share Pool

In recommending the authorization of an additional 15,000,000 shares, the Compensation and Benefits Committee and the Board took into consideration the number of shares (approximately 4,700,000[1]) currently available under the 2016 Plan.

Equity awards are an important component of our compensation structure, and we have historically maintained a reasonable burn rate and dilution.

[1]   Assumes that unvested Performance RSUs vest at target. Actual number will be lower if Performance RSUs vest at above-target level and vice versa.

Extension of Expiration Date

The 2016 Plan is currently set to expire on May 2, 2026. The amendment and restatement would extend the expiration date to May 6, 2034. Unless subsequently further extended by the shareholders, no new awards may be granted after such date. While we expect to need shareholder approval of another amendment and restatement or the adoption of a successor plan before that date, the extension affords flexibility as to when to do so.

Highlights of the 2016 Plan

The 2016 Plan reflects market and corporate governance best practices, based on a review conducted with the help of outside advisors, including the Compensation and Benefits Committee's independent compensation consultant, Semler Brossy. Set forth below are key features of the 2016 Plan. A more detailed summary is included under "Summary of 2016 Plan" beginning on page 121.

2016 Plan Does

- Provide for a minimum one-year vesting period subject to certain limited carve outs
- Include limits on the number of shares or cash amounts that may be granted to any individual employee in a year
- Include a limit on the value of equity-based awards that may be granted to any individual non-employee director in a year
- Provide for recycling of shares back to the plan pool only in the event of forfeiture or cancellation
- Provide for forfeiture/clawback of incentive awards under certain circumstances
- Provide for administration by an independent Board committee

2016 Plan Does Not

- Permit single-trigger vesting on a change in control (except in the sole circumstance where an acquirer does not assume outstanding awards)
- Permit liberal share recycling
- Permit direct or indirect repricing of underwater stock options without shareholder approval
- Permit the grant of options with below-market exercise prices
- Permit excise tax gross-ups
- Include any "evergreen" provisions that automatically add shares to the plan without shareholder approval
- Permit the grant of reload options
- Permit loans for payment of exercise prices or taxes
- Permit "net share counting" upon the exercise of options and stock appreciation rights
- Permit the recycling of shares underlying awards that are settled in cash

Summary of 2016 Plan

The full text of the 2016 Plan as amended and restated is attached to this Proxy Statement as Exhibit A. The principal terms of the 2016 Plan as amended and restated are described below, but the description is qualified in its entirety by reference to the 2016 Plan itself. The second amendment and restatement of the 2016 Plan will not become effective unless approved by our shareholders.

Eligible Participants	▪ All employees and other individuals performing services for the Company are eligible to receive awards under the 2016 Plan. ▪ Generally, on an annual basis approximately 7,000 employees, including all executive officers, and all non-employee directors may be considered for awards.
Types of Awards	The 2016 Plan allows for the granting of stock options (both non-qualified and incentive), stock appreciation rights, restricted stock, restricted stock units, performance grants, dividend equivalents and awards providing benefits similar to the foregoing awards. ▪ The Compensation and Benefits Committee has the authority to grant and set the terms of awards made to participants other than non-employee directors, including if it chooses, the authority to adopt subplans for non-U.S. participants. ▪ The Board has the authority to grant and set the terms of awards made to non-employee directors and, with respect to those awards, to exercise all authority of the Compensation and Benefits Committee described below. ▪ Awards under the 2016 Plan may be paid in cash, shares, or other property as determined by the Compensation and Benefits Committee.
Available Shares	The maximum number of shares that were available for issuance under the 2016 Plan upon its initial adoption was 17,500,000 shares, and an additional 7,000,000 shares were added by the first amendment and restatement in 2020. Approximately 4,700,000[1] shares remained available for grant as of March 8, 2024. The maximum number of available shares is being increased by an additional 15,000,000 shares. If the second amended and restated 2016 Plan is approved, the maximum number of shares that may be issued under the 2016 Plan after March 8, 2024 will be approximately 19,700,000. Awards will be counted against the 2016 Plan reserve on the date of grant, based on the maximum number of shares that may be issued pursuant to the award. Shares issued under the 2016 Plan may come from newly issued, treasury or reacquired shares, or any combination thereof. Shares underlying awards that are forfeited, cancelled, expired or otherwise terminated without the issuance of shares become available for re-issuance under the 2016 Plan. The following shares underlying awards do NOT become available for reissuance under the 2016 Plan: ▪ Shares used to satisfy tax withholding obligations or to cover payments in connection with the net settlement of outstanding options or stock appreciation rights ▪ Shares repurchased on the open market with the proceeds from the payment of exercise price of stock options ▪ Shares underlying awards that are settled in cash
Annual Award Limits (Participants Other than Non-Employee Directors)	▪ No participant may be granted more than 2,000,000 shares subject to stock options and stock appreciation rights in any one calendar year. ▪ No participant may receive more than 1,000,000 shares of restricted stock or shares underlying restricted stock units in any one calendar year (excluding any restricted stock or restricted stock units issued in satisfaction of performance grants that are made in lieu of awards that have been denominated in cash). ▪ No participant may be paid more than $20,000,000 in cash, shares or other property (including restricted stock or restricted stock units) under performance grants in any one calendar year.

[1] Assumes that unvested Performance RSUs vest at target. Actual number will be lower if Performance RSUs vest at above-target level and vice versa.

Annual Award Limits (Non-Employee Directors)	• No non-employee director may be granted equity-based awards in any one calendar year for services as a non-employee director with an aggregate fair market value (determined on the award grant date) in excess of $500,000.

Minimum Vesting Periods	• All awards will have a minimum exercisability or vesting period of at least one year except for:
	  • Limited exceptions for death, disability, retirement, and certain corporate transactions (Defined Events)
	  • Up to a maximum of five percent (5%) of the maximum aggregate number of shares under the 2016 Plan may be issued without regard for any minimum exercisability or vesting period requirements
	  • The Compensation and Benefits Committee may adjust the vesting period for awards assumed by the Company in corporate transactions

Stock Options and Stock Appreciation Rights	• A stock option is the right to purchase a specified number of shares for a fixed exercise price not less than the fair market value of the underlying shares on the date of grant and a stock appreciation right is the right to receive cash, shares or other property based on the increase in the value of the number of shares underlying the award over such fixed exercise price not less than the fair market value of the underlying shares on the date of grant. • Limited exception for exercise price of awards assumed by the Company in corporate transactions • Fair market value of a share on a given date is determined by the closing price as reported by the Company's principal stock exchange on such date. • Participants must be employed by or performing services for the Company or one of its affiliates from the date of grant through the date of exercise, in order to exercise an option or stock appreciation right, subject to limited exceptions. • Term cannot be longer than 10 years. • The maximum number of shares that may be issued pursuant to incentive stock options may not exceed, in the aggregate, 8,000,000.

Restricted Stock and Restricted Stock Units	• Restricted stock is an award of shares that is subject to a vesting period determined by the Compensation and Benefits Committee during which they cannot be transferred.
	  • Prior to the expiration of the vesting period, a participant who has received an award of restricted stock has the right to vote and to receive dividends on the underlying unvested shares
	  • Any dividends that are not paid currently may, at the Compensation and Benefits Committee's discretion, accrue interest or be reinvested into additional shares of restricted stock subject to the same vesting or performance conditions as the underlying award
	• Restricted stock units are awards that are valued by reference to shares which may be paid to a participant upon vesting in cash, shares or other property.
	  • Prior to the expiration of the vesting period, a participant who has received an award of restricted stock units will have no right to vote or to receive dividend equivalents unless otherwise determined by the Compensation and Benefits Committee

Performance Grants	• Performance grants are amounts payable in cash, shares or other property as determined by the degree to which performance objectives are achieved during a specified period, subject to adjustments approved by the Compensation and Benefits Committee.
	• Performance objectives may be based upon Company, business unit, participant and/or other performance objectives, including but not limited to one or more of the following:
	  • Revenue, revenue growth or product revenue growth
	  • Net income (before or after taxes)
	  • Earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization) or earnings per share

- Shareholders' equity or return on shareholders' equity
- Assets, return on assets or net assets
- Capital or return on capital (including return on total capital or return on invested capital)
- Book value or book value per share
- Economic value-added models or equivalent metrics
- Operating income (before or after taxes)
- Pre- or after-tax income (before or after allocation of corporate overhead or incentive compensation)
- Operating expenses or reengineering savings
- Operating margins, gross margins or cash margin
- Cash flow, cash flow per share (before or after dividends) or cash flow return on investment
- Stock price or total shareholder return
- Market share
- Debt reduction
- Comprehensive Capital Analysis and Review (CCAR) related capital ratios
- Credit metrics
- Regulatory achievements
- The Compensation and Benefits Committee may provide that, in measuring the achievement of the performance objectives, an award may include or exclude items such as realized investment gains and losses, extraordinary, unusual, non-recurring or infrequently recurring items, asset write-downs, effects of accounting changes, currency fluctuations, acquisitions, divestitures, reserve-strengthening and other non-operating items.

Transferability

A participant's rights in an award granted under the 2016 Plan may be assigned or transferred only in the event of death, or if permitted by the Compensation and Benefits Committee.

Change-in-Control

The Compensation and Benefits Committee may provide in an award agreement provisions relating to a "change-in-control" of the Company (as such term is defined in the award agreement), including without limitation the acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an award; provided that, in addition to any other conditions provided for in the award agreement:

1. any acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an award in connection with a change in control may occur only if (i) the change in control occurs and (ii) either (A) the employment of the participant is terminated ("double-trigger") or (B) the acquirer does not agree to the assumption or substitution of outstanding awards;

2. for any award that is earned or vested based upon achievement of performance objectives, any amount deemed earned or vested in connection with a change in control or associated termination of employment shall be based upon the degree of performance attainment and/or the period of time elapsed in the performance period as of the applicable date; and

3. for any award that constitutes nonqualified deferred compensation under Section 409A of the Code and provides for an accelerated payment in connection with a change in control (whether or not in conjunction with a termination of employment), "change in control" shall mean a change in control within the meaning of Section 409A for purposes of such accelerated payment provision.

Award Forfeiture Provisions

Awards are subject to reduction, cancellation, repayment, forfeiture and recoupment in accordance with any clawback policy adopted by the Company, including the Company's Incentive Compensation Recoupment Policy and its Policy for the Recovery of Erroneously Awarded Compensation, as well as any clawback requirements imposed under applicable law (including Section 10D of the Exchange Act, Rule 10D-1 thereunder and Section 303A.14 of the NYSE Listed Company Manual). See page 71 for more details.

Dilution and Other Adjustments	The 2016 Plan provides that in the event of any corporate transaction or change in corporate capitalization, the Compensation and Benefits Committee will make appropriate changes to the terms of the 2016 Plan (e.g., the maximum number or kind of shares that may be issued under the 2016 Plan and individual limits) and outstanding awards.
Tax Withholding	The exercise or payment of awards and the issuance of shares under the 2016 Plan is conditioned upon a participant making satisfactory arrangements for the satisfaction of any liability to withhold federal, state, local or foreign income or other taxes.
Plan Amendment	The 2016 Plan may be amended in whole or in part at any time and from time to time by the Board of Directors provided, however, that no amendment may be made without shareholder approval if such amendment would (a) increase the number of shares available for grant, (b) decrease the minimum stock option exercise price, (c) reduce the minimum vesting or performance periods under the Plan for awards, (d) change the aggregate or annual award limits, (e) amend or repeal the prohibitions against repricing or exchange of awards, or (f) adversely affect compliance with applicable laws, rules and regulations.
Termination	Unless a further extension is subsequently approved by the shareholders, the 2016 Plan will terminate upon the earlier of (a) May 6, 2034, and (b) the Board taking action to terminate the 2016 Plan.

Certain U.S. Federal Income Tax Consequences of Awards

The following discussion is intended to provide only a general outline of the U.S. federal income tax consequences of participation in the 2016 Plan and the receipt of awards or payments thereunder by participants subject to U.S. taxes. It does not address any other taxes imposed by the U.S., taxes imposed by any state or political subdivision thereof or foreign jurisdiction, or the tax consequences applicable to participants who are not subject to U.S. taxes.

Generally, subject to applicable provisions of the Code and regulations thereunder, including Section 162(m), the Company is entitled to a tax deduction at the time and in an amount equal to the ordinary income recognized by the participant.

Nonqualified stock options. A participant who exercises a nonqualified stock option recognizes taxable ordinary income in the year the option is exercised in an amount equal to the excess of the fair market value of the shares purchased on the exercise date over the exercise price.

Incentive stock options (ISO). A participant who exercises an ISO does not recognize ordinary income at the time of exercise (although the participant may be subject to the alternative minimum tax), and the Company is not entitled to a tax deduction. Upon the sale of shares obtained by exercising an ISO more than two years after grant and one year after exercise, the excess of the sale price of the shares over the exercise price of the ISO is taxed as long-term capital gain. If the shares are sold within two years of the grant date and/or one year of the date of exercise, the excess of the fair market value of the shares on the date of exercise (or sale proceeds if less) over the exercise price is taxed as ordinary income and any remaining gain is taxed as short-term capital gain.

Stock appreciation rights. A participant who exercises a stock appreciation right recognizes taxable ordinary income in the year the stock appreciation right is exercised in an amount equal to the cash and/or the fair market value of any shares received.

Restricted stock and restricted stock units. When shares of restricted stock vest or restricted stock units settle, the participant will recognize taxable ordinary income in an amount equal to the fair market value of the shares at that time less the amount, if any, paid for the shares. A participant may elect, by filing a timely election under Section 83(b) of the Code, to recognize taxable ordinary income in the year shares of restricted stock are granted in an amount equal to the excess of their fair market value at the grant date, determined without regard to certain restrictions, over the amount, if any, paid for the shares.

The discussion set forth above does not purport to be a complete analysis of all potential tax consequences relevant to recipients of awards, particular circumstances, or all awards available under the 2016 Plan. It is based on U.S. federal income tax law and interpretational authorities as of the date of this Proxy Statement, which are subject to change at any time.

New Plan Benefits

The specific benefits or amounts to be received by or allocated to participants and the number of shares to be granted under the amended and restated 2016 Plan cannot be determined at this time because the amount and form of grants to be made to any eligible participant in any year is determined at the discretion of the Compensation and Benefits Committee or the Board, as applicable.

Aggregate Awards Granted

The following table sets forth information with respect to the number of shares subject to awards previously granted under the 2016 Plan since its inception through March 8, 2024, our record date, to each NEO, all current executive officers as a group, and all employees, including all current officers who are not executive officers, as a group. No non-employee director received awards under the 2016 Plan and there is no person who has received or as determined at this time, will receive 5% or more of the available shares under the 2016 Plan. This table includes shares subject to awards that may have been exercised, cancelled or forfeited:

Name	Number of Shares Underlying Options	Number of Shares Underlying Time-Based Restricted Stocks Units	Number of Shares Underlying Performance-Based Restricted Stocks Units
S.J. Squeri	1,164,019	N/A	671,455
C.Y. Le Caillec	12,824	N/A	80,322
D.E. Buckminster	356,302	N/A	254,908
J.C. Campbell	232,820	N/A	254,591
A.D. Williams	412,491	N/A	219,938
L.E. Seeger	250,176	N/A	190,697
All current executive officers as a group	3,175,722	1,428	2,487,457
All employees, including all current officers who are not executive officers, as a group	587,642	7,609,261	7,475,787

Equity Compensation Plan Information. For the information required by Item 201(d) of Regulation S-K under the Exchange Act, see "Equity Compensation Plans" beginning on page 89.

Shareholder Proposals

Our Board recommends that you vote **AGAINST** each shareholder proposal (Items 5-7).

Shareholders will vote on the following shareholder proposals (Items 5-7), if properly presented at the 2024 Annual Meeting and if not properly withdrawn or excluded. The shareholder proposals and supporting statements appear in the form in which we received them and may contain statements that are incorrect or inaccurate. We make every effort to meet and engage with shareholders and investors and have expanded our shareholder engagement efforts this past year. Each year, we engage directly with shareholder proponents, both before or after their submissions, to discuss their respective proposals and better understand each request. We recognize the importance of these engagements and often use these opportunities to enhance our policies and practices.

Our Board and Management spend a significant amount of time deliberating each proposal, considering feedback, and evaluating whether each proposal would be in the best interest of the Company and our shareholders. Each proposal is discussed extensively with internal and external subject matter experts who have in depth insight into the matters raised in the proposals and the Company's practices. In assessing each proposal, our Board and Management considers various factors including the engagements with the proponents; feedback from shareholders; the costs and benefits of implementing the proposals' request; alignment with market practices; and whether the proposal would be in the best interest of the Company and its shareholders.

After engaging with the shareholder proponents and careful consideration of each proposal, our Board recommends a vote AGAINST each of these shareholder proposals.

Item 5: Shareholder Proposal Relating to Golden Parachutes

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021-2100, has advised that he is the owner of not less than 500 common shares and he intends for Mr. John Chevedden and/or his designee to introduce the following proposal on his behalf.

Proposal 5 — Shareholder Opportunity to Vote on Excessive Golden Parachutes



Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Section 16 Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received between 51 % and 65% support at:
FedEx
Spirit AeroSystems
Alaska Air
Fiserv

This proposal is more important at American Express because the Board seems to have exercised poor judgment in naming Mr. Thomas Baltimore to the AXP board in 2021. Mr. Baltimore was rejected by 33% of shares at Prudential Financial in 2019 and 2020 and then rejected by 30% of shares in 2022. Serious consideration should be given to keeping Mr. Baltimore off of any AXP Board Committee. Mr. Baltimore was rejected by 20% of AXP shares in 2023. It takes much more shareholder conviction to vote against a director than to vote for a director.

Please vote yes:

Shareholder Opportunity to Vote on Excessive Golden Parachutes—Proposal 5

Board of Directors Statement in Opposition

Our Board, its Compensation and Benefits Committee and its Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote AGAINST this proposal because:

- The proposal is unnecessary because the Company's current severance plan already limits cash severance payments to Section 16 Officers (Executives) to 1.5 times the sum of the Executive's base salary plus target annual bonus, which is well below the 2.99 times the sum of the base salary plus target annual bonus noted in the proposal.
- Payments to terminated Executives, including under our shareholder-approved equity compensation plan, are subject to reasonable and appropriate limits and robust governance oversight.
- Shareholders already have a voice on executive pay through the annual say-on-pay vote and our active shareholder engagement program.
- The proposal would hamper the Company's flexibility with respect to attracting and retaining talent, placing it at a competitive disadvantage to companies and competitors not subject to a similar shareholder approval requirement.

The Company's Current Severance Plan Already Limits Cash Severance Payments to Executives to Well Below 2.99 Times the Sum of Base Pay Plus Target Annual Bonus.

The American Express Company Senior Executive Severance Plan (Severance Plan), which applies to all Executives globally, is designed to provide Executives with reasonable compensation if their employment is terminated for qualifying reasons. Qualifying terminations generally include terminations without cause, job elimination, and involuntary or constructive terminations within two years following a change in control (CIC); a termination for cause or a voluntary resignation or retirement are not severance qualifying terminations. Our Severance Plan already limits cash severance payments to 1.5 times the sum of the Executive's base salary plus target annual bonus, which is paid over 18 months. A terminated Executive is also eligible to receive a pro-rata portion of the target annual bonus for the year of termination based on the number of days the Executive was actively employed in that year. Additionally, the Severance Plan restricts any paid notice period to 90 days. Because the Severance Plan limits cash severance to below 2.99 times the sum of base salary plus target annual bonus, the consent requirement contained within this shareholder proposal is unnecessary.

While receiving severance pay, our Executives continue to receive certain reasonable employee benefits and their outstanding equity awards continue to vest, subject to certain conditions. In order to receive any benefits under our Severance Plan, the Executive must sign a severance agreement that includes a release of claims, as well as certain restrictive covenants (confidentiality, non-competition, non-solicitation and non-denigration). If an Executive violates the severance agreement, including a breach of the restrictive covenants, further severance and benefits and outstanding unvested equity awards are forfeited and, subject to applicable laws, 95% of the value of previously paid severance, benefits, and the equity awards that vested during the separation period must be repaid to the Company.

Under the Company's annual bonus program, in the event of death, the beneficiary of an Executive may be entitled to receive a pro-rata portion of the deceased Executive's target annual bonus for the year of death, in order to address the financial impacts that may be associated with the Executive's death. And in the event of an eligible termination of an Executive within the two-year period following a CIC (a "double trigger" termination), such Executive is entitled to payment of the annual bonus for the year of termination based on the average annual bonus received in the two preceding years.

Given that the Company's existing severance plan already limits cash severance pay for Executives to 1.5 times the sum of the executive's base salary plus target annual bonus, which is well below 2.99 times the sum of base pay plus annual target bonus, and includes limits that our Board believes are reasonable and appropriate, the proposal is unnecessary.

Payments to Terminated Executives, Including Under Our Shareholder-Approved Equity Compensation Plan, are Subject to Reasonable and Appropriate Limits and Robust Governance Oversight.

Our Severance Plan and equity compensation plans are subject to the ongoing oversight of the Compensation and Benefits Committee. Prior to an equity award being granted to an Executive, for example, the value and vesting terms are reviewed and approved by the Compensation and Benefits Committee. Our Compensation and Benefits Committee also engages an independent compensation consultant to review external benchmarking data and assist us in developing our executive compensation and benefit programs (including post-employment compensation and benefits) within reasonable and appropriate limits. Thus, we believe our robust governance and compensation setting processes and procedures provide reasonable and appropriate oversight and limits on the post-employment compensation and benefits afforded to our Executives.

Shareholders Already Have a Voice on Executive Pay Through the Annual Say-On-Pay Vote and Our Active Shareholder Engagement Program.

Existing governance over the plans providing for post-termination payments to Executives further underscores that the proposal's shareholder approval requirement is unnecessary. Each of our equity compensation plans have been approved by our shareholders. Moreover, our existing plans and policies governing post-employment compensation for Executives are described under "Post-Employment Compensation–Severance: Senior Executive Severance Policy" and "Compensation Discussion and Analysis–Equity Compensation Plan," and shareholders have the opportunity to address those practices through our annual say-on-pay vote. In the event of any merger, acquisition or other similar event, shareholders would have further opportunities to express their views on any compensation to our Executives in connection with that transaction (including the CIC provisions). Therefore, the shareholder approval requirement contained within this proposal is duplicative and unnecessary.

In addition, we actively engage with our shareholders throughout the year in order to, among other things, provide visibility and transparency into our compensation practices. For example, in response to shareholder feedback, we have modified our perquisites policy to eliminate a cash perquisite allowance paid to NEOs and continued to align our compensation program with our strategic priorities. Because of our active shareholder engagement on the post-employment compensation policies, the Board believes additional shareholder voting on "golden parachute payments" is unnecessary and that shareholders already have appropriate avenues for providing input on our compensation practices. We believe this is evident by the fact that a shareholder proposal similar to this one was presented by the same proponent at our annual meeting of shareholders last year and did not achieve majority support.

The Proposal Would Hamper the Company's Ability to Attract and Retain Executive Talent, Placing Us at a Competitive Disadvantage.

The Company operates a global enterprise in a highly competitive business environment. We compete for talented executives with some of the world's largest companies, across a number of business sectors. Our global recognition and reputation for excellence in management and leadership make our Executives attractive targets for other companies, and our Executives are aggressively recruited. As part of our focus on attracting and retaining key talent, we maintain a comprehensive compensation program, an important component of which is market-driven termination protections and the principled use of long-term equity awards. Termination protections afford executives appropriate security so that they can focus their attention and efforts on maximizing performance and shareholder value. Long term equity awards are an effective way to tether executive compensation to maximized long-term shareholder value and, therefore, are commonly used by the employers, including those with whom we compete for talent. We are often called upon to negotiate compensation terms with potential new hires as well as existing Executives who are considering competing job offers. Those negotiations often occur on an expedited basis and include the types of compensation that are contemplated by the proposal such as retention packages, and sign-on/make-whole grants that replace compensation a potential new hire will forfeit by joining American Express. While the proposal allows for the seeking of approval after material terms are agreed upon, it would still require us to add agenda items to our Annual Meeting simply to approve routine and market-aligned executive compensation arrangements, which is impractical and could unduly restrict our ability to recruit and retain qualified Executives.

Requiring a shareholder approval (even an advisory vote) may result in significant uncertainty and delays, effectively precluding the Company from quickly and thoughtfully negotiating with and securing talent. The shareholder approval requirement would also infuse an element of uncertainty for potential new hires and existing Executives we are striving to retain if the Compensation and Benefits Committee feels compelled to restructure them as a result of a shareholder vote.

The combination of making it more difficult for the Company to secure our existing talent while at the same time also substantially hindering our ability to hire new Executive talent could create significant gaps in our Executive talent ranks. The proposal's negative impact on our ability to compete for Executive talent is therefore antithetical to the best interests of our shareholders.

Board Recommendation

In summary, our Board believes that our current executive compensation policies and practices, including our plans and policies governing post-employment compensation, are reasonable and appropriate, and they effectively align the interests of our Executives with those of our shareholders. As fully disclosed in our Proxy Statement, our existing policies already provide reasonable and appropriate governance and limits with respect to post-employment executive compensation. These policies and practices are aligned with market practice, including but not limited to a limit on cash severance payments that is well below 2.99 times the sum of base salary plus annual bonus and the shareholder approval of our incentive compensation plan under which long term equity awards are issued. Through our annual say-on-pay vote and our active shareholder engagement program, our shareholders already have an active voice on our executive compensation policies. Adoption of this proposal could prevent us from effectively recruiting, incentivizing and retaining critical talent and, therefore, would not be in the best interests of our shareholders or the Company. For the reasons described above, our Board recommends that you vote AGAINST this proposal.

Item 6: Shareholder Proposal Relating to Climate Lobbying

Myra K. Young, 9295 Yorkship Ct, Elk Grove, CA 95758, has advised that she is the owner of not less than 50 common shares and she intends for Mr. James McRitchie and/or Mr. John Chevedden to introduce the following proposal on her behalf.

Proposal 6 — Report Climate Lobbying Alignment



Resolved: Shareholders request that the Board of Directors annually analyze and report to shareholders (at reasonable cost, omitting proprietary information) on whether and how American Express ("Amex" of "Company") is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, and other organizations) with its net-zero emissions by 2035 target, including the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process.

Supporting Statement: In evaluating the degree of alignment between the Company's emissions goals and its lobbying, Amex should consider the policy positions, actual lobbying, and policy influence activities of organizations of which it is a member.

This request is consistent with the investor expectations described in the Global Standard on Responsible Climate Lobbying,[1] which is a useful resource for implementation.

The United Nations Framework Convention on Climate Change asserts that greenhouse gas emissions must decline by 45 percent from 2010 levels by 2030 to limit global warming to 1.5 degrees Celsius. If that goal is not met, even more rapid reductions, at greater cost, will be required to compensate for the slow start.[2]

Amex has publicly committed to achieving company-wide net-zero emissions by 2035 in alignment with the Science Based Targets initiative.[3] Amex has recognized that active engagement in the public policy arena is an essential part of responsible corporate citizenship. In its 2023 ESG Report, climate change was identified as the most important issue to Amex stakeholders.[4] However, the Company's positions and details of engagement over specific climate-related policies that would align with its own net-zero commitments are unclear.

Shareholders would thus benefit if Amex disclosed details on aligning its policy advocacy activities with its climate-related commitments.

Despite the recent passage of the Inflation Reduction Act, critical gaps remain between the United States' Nationally Determined Contributions and necessary climate action. Companies continue to have an important role to play in enabling policymakers to close these gaps.

Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to Amex and its shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks.

While Amex has disclosed memberships in trade associations, investors lack sufficient information to understand how the company ensures its direct and indirect lobbying aligns with its climate-related commitments, and what actions it takes to address any misalignments. This is concerning given the company's membership in major trade associations with track records of opposing science-based climate policies, such as the Business Roundtable[5] and the U.S. Chamber of Commerce.[6]

<p style="text-align:center">Vote For Proposal 6
Report Climate Lobbying Alignment</p>

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1   https://climate-lobbying.com/

2   https://unfccc.int/news/updated-ndc-synthesis-report-worrying-trends-confirmed

3   https://www.ibm.com/about/environment/energy-climate

4   https://www.americanexpress.com/content/dam/amex/en-us/newsroom/pdfs/AXP_2022-2023_ESG_Report.pdf

5   https://lobbymap.org/influencer/Business-Roundtable

6   https://lobbymap.org/influencer/US-Chamber-of-Commerce/projectlink/US-Chamber-of-Commerce-In-Climate-Change

Board of Directors Statement in Opposition

Our Board and its Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote AGAINST this proposal as it believes such a report is duplicative and unnecessary because:

- The Company has public objectives and goals to advance climate solutions and transition to a low-carbon future.
- The Company already provides transparent disclosure on our lobbying and political activity and has not engaged in direct lobbying efforts on climate-related issues.
- The Company has already publicly disclosed how we evaluate our memberships in trade associations, coalitions and other organizations to ensure they serve our long-term interests and align with our values.

The Company Has Public Objectives and Goals to Advance Climate Solutions and Transition to a Low-Carbon Future

In 2021, the Company launched a roadmap for its global ESG strategy, establishing new long-term goals and objectives across three areas for the Company, its stakeholders and society: Build Financial Confidence; Advance Climate Solutions; and Promote DE&I. The Company's vision for its Advance Climate Solutions pillar is to enhance its operations and capabilities to meet customer and community needs in the transition to a low-carbon future. One objective in furtherance of this vision is to minimize the Company's climate impact and manage the Company's climate-related risks and opportunities. Specifically, in 2021 the Company committed to net-zero in alignment with the Science Based Targets initiative (SBTi) as disclosed in our publicly available ESG report. The Company also joined The Business Ambition for 1.5 degrees and the UN Race to Zero Campaign, established by the United Nations Framework Convention on Climate Change to rally leadership for a healthy, resilient and zero-carbon recovery. In 2022, the Company submitted its near- and long-term emissions reduction targets to the SBTi for validation. In 2023, the Company created an internal Net-Zero Working Group comprised of business unit leads to support implementation of the Company's net-zero strategy across the enterprise.

As part of its own operational efforts, the Company has been a member of RE100, a global coalition of businesses committed to 100% renewable electricity, since 2020 and has powered its global operations with 100% renewable electricity since 2018.[1] The Company discloses its renewable electricity in alignment with RE100's Technical Criteria annually. In 2021, the Company became a formal supporter of the Task Force on Climate-Related Financial Disclosures (TCFD). The Company continues to evaluate and disclose climate-related risks and opportunities in alignment with the TCFD recommendations.

Also as disclosed in the ESG report, the Company seeks to enable customers and partners to transition to a low-carbon economy through the development of new capabilities, and the Company has already piloted low-carbon product innovations, including carbon insights platforms and offset referral solutions. The Company is also committed to helping build more climate resilient and equitable communities, and has pledged over $20 million to support initiatives, partnerships and programs that address the adverse effects of climate change and pollution on communities from 2021 through December 2023, as well as engaged in colleague-led sustainability initiatives through our Green2Gether program.

The Company has public objectives and goals to advance climate solutions and transition to a low-carbon future, and has made progress on its Advance Climate Solutions vision, including managing climate-related risks and opportunities, creating and piloting tools that enable customers to transition to a low-carbon future, and providing grants and working with organizations to back low-carbon communities.

The Company Already Provides Transparent Disclosure on Our Lobbying and Political Activity and Has Not Engaged in Direct Lobbying Efforts on Climate-Related Issues

The Company provides robust and transparent disclosure on its lobbying and political activity through its ESG report, Lobbying Disclosure Act filings and Semi-Annual Political Contributions Reports, all of which are publicly available.

While the Company has not engaged in any direct lobbying efforts with policymakers on climate-related policies or issues, it is a member of a number of trade associations, coalitions and other organizations that have active climate working groups and participate in lobbying activities, including American Bankers Association, California Bankers Association, etc., an illustrative list of which is included in our ESG report. Each trade or industry association is required by law to identify the portion of dues or payments made that are used for lobbying purposes. A list of the principal U.S. trade and industry associations to which the Company paid annual dues of $50,000 or more in the most recent fiscal year and the portion of the dues used for lobbying purposes is already

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[1]   Operations include all managed facilities, field sites and data centers. Managed facilities are individual properties operationally managed by the Company's global real estate team and housing critical business functions. Field sites are individual properties that are not operationally managed by the Company's global real estate team but directly by its business units. They are typically smaller sites, less than 30,000 square feet (including airport lounges, foreign exchange kiosks, and sales offices), that are owned or leased by American Express.

provided in the Company's Semi-Annual Political Contributions Reports, which are publicly available on its website. Therefore, an additional annual report such as that requested by the proposal is unnecessary, given the extent of the Company's existing public disclosure on its lobbying and political activity.

The Company Has Already Publicly Disclosed How It Evaluates Memberships in Trade Associations, Coalitions and Other Organizations to Ensure They Serve the Company's Long-Term Interests and Align with Its Values

The Company participates in trade and industry associations because they offer a variety of benefits that are important to its business and will ultimately enhance value to shareholders, including monitoring industry policies and trends, providing industry and market expertise and advancing the Company's public policy interests. The Company's participation in a trade or industry association does not mean that the Company agrees with every position that a trade or industry association takes on an issue, but it does provide an opportunity to engage and provide perspectives on a variety of topics, including climate-related policies. Trade associations are membership organizations that are led by consensus, and the Company cannot control the majority view, or the resulting activity of a given trade association on any particular issue. However, the Company expresses its stance in the event that a trade group is advocating in a way that does not align with its goals and will continue to do so during its engagement.

Further, the Company evaluates its memberships in trade associations to ensure that they serve the long-term interests of the Company and its shareholders and that they align with the Company's values, including our commitment to net-zero emissions and a low-carbon future. We create long-term relationships with trade and industry associations that share our interests on ESG matters and collaborate with them to achieve common goals. To determine the appropriate level of our engagement, the Company's government affairs team coordinates with colleagues across the business to periodically review and assess the potential impacts of key public policy issues for the Company globally, as well as any potential misalignment of those impacts with the Company's goals. The government affairs team briefs the Board, through its Nominating, Governance and Public Responsibility Committee, on the process to identify the issues on which the Company engages, and the team regularly updates the Nominating, Governance and Public Responsibility Committee on the public policy issues of importance to the Company and any issues where they have chosen to engage with government officials.

The Company maintains comprehensive compliance procedures to ensure that its activities are conducted in accordance with its policy engagement and political activity policy, the Company's Code of Conduct and all relevant laws governing political contributions and lobbying activities. Such compliance procedures include employees' annual review and acknowledgment of their Code of Conduct responsibilities, as well as periodic reviews conducted by an outside law firm and internal audit. The Nominating, Governance and Public Responsibility Committee has oversight over the Company's public policy positions, the manner in which the Company conducts its government relations activities and the nature and amount of the Company's political contributions. Based on the transparency of the Company's existing disclosure and the Company's effective oversight, policies and procedures regarding lobbying and political engagement activities, the Board believes that an additional report such as that requested by the proposal would not add value to shareholders.

Board Recommendation

In summary, our Board believes that the implementation of this shareholder proposal is not in the best interests of the Company or our shareholders and is duplicative and unnecessary, given that (i) the Company has public objectives and goals to advance climate solutions and transition to a low-carbon future; (ii) the Company already provides transparent disclosure on our lobbying and political activity and has not engaged in direct lobbying efforts on climate-related issues; and (iii) the Company has already publicly disclosed how we evaluate our memberships in trade associations, coalitions and other organizations to ensure they serve our long-term interests and align with our values. Publishing an additional report narrowly focused on climate-related lobbying would be duplicative and would not provide any additional meaningful information to our shareholders. For the reasons described above, the Board recommends that you vote AGAINST this proposal.

Item 7: Shareholder Proposal Relating to Merchant Category Codes

National Center for Public Policy Research has advised us that it intends to introduce the following proposal.

Proposal 7 — Report on Company's Policy on Merchant Category Codes

Supporting Statement: In an effort to appease anti-Second Amendment advocates, the Company previously considered tracking firearms purchases through the use of merchant category codes (though it paused that project in early 2023).[1] To do so, the Company would have separately categorized sales at firearms stores, which were previously labeled as "general merchandise" sales.[2]

Broadly categorizing sales at firearms stores, however, unduly targets those who seek to obtain firearms in a lawful manner and does nothing to address violence by those who obtain firearms through illicit means. Indeed, a University of Pittsburgh study found that lawful gun owners commit less than a fifth of all gun crimes.[3]

It is also unclear to what extent the merchant category code information from firearm store sales would be shared with law enforcement or other governmental entities. For instance, banks and other card issuers already block card purchases considered risky or prone to fraud and act as agents of the government in monitoring payments for suspicious activity, including transactions that could finance terrorism.[4]

As such, included in this risk evaluation should be a consideration of whether the best choice is not to track these lawful and constitutionally protected purchases in any way, as well as the dangers associated with sharing any information gathered with government representatives whose use of the information can only be to surveil and harass those who exercise their lawful right to keep and bear Arms.[5]

About 40% of Americans say they or someone in their household owns a gun, and 22% of individuals (about 72 million people) report owning a gun.[6] And given valid concerns over the privacy of gun ownership – case in point, the tracking of purchases from firearms stores by financial institutions – it is very likely those numbers are even higher. The Company should therefore carefully evaluate the potential risks to its bottom-line and its customers before it further embraces the agenda of the anti-Second Amendment lobby.

Given that the original initiative to track gun and ammunition purchases was paused, shareholders would benefit from transparency regarding the issue of how the Board of Directors of American Express is overseeing any final position taken on any MCC application for standalone gun and ammunition stores, and whether American Express is appropriately considering the risks inherent in its oversight of this matter. Failure to do so may expose the Company to regulatory, reputational, and litigation risks that may threaten long-term shareholder value.

Resolved: Shareholders request that the American Express Company (the Company) Board of Directors issue a public report, omitting proprietary and privileged information, concerning its oversight of management's decision-making regarding the potential use of a merchant category code (MCC) for standalone gun and ammunition stores. This report should cover the Company's governance of MCC standards, as well as disclose and explain the justification for its position on an MCC for gun and ammunition stores, and the risk associated with its position.

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[1]   https://www.reuters.com/business/finance/mastercard-pause-work-new-payments-code-firearms-sellers-2023-03-09/

[2]   https://www.foxbusiness.com/economy/visa-mastercard-amex-categorize-gun-store-sales-separately

[3]   https://www.upmc.com/media/news/fabio-firearms ; https://www.washingtonpost.com/news/wonk/wp/2016/07/27/new-evidence-confirms-what-gun-rights-advocateshave-been-saying-for-a-long-time-about-crime/ ; https://www.heritage.org/firearms/commentary/eight-stubborn-facts-gun-violence-america

[4]   https://www.wsj.com/articles/visa-mastercard-amex-to-track-gun-shops-with-new-merchant-code-11662915056

[5]   https://www.law.cornell.edu/wex/second_amendment#:~:text=The%20Second%20Amendment%20of%20the,reg ar

[6]   https://wamu.org/story/20/09/18/how-many-people-in-the-u-s-own-guns/

Board of Directors Statement in Opposition

Our Board and its Nominating, Governance and Public Responsibility Committee have considered this proposal and concluded that its adoption is not in the best interests of the Company or our shareholders. Our Board recommends a vote AGAINST this proposal as it believes such a report is unnecessary because:

- The Company uses the industry's standard approach of broadly categorizing a merchant's primary business according to merchant category codes (MCCs), which are created by the International Organization for Standardization (ISO), a Geneva-based non-governmental organization.

- The Company respects the individual choices and privacy of its customers and merchants, and does not and cannot use MCCs to track product-level purchases made by individual customers.

- The Company is required to comply with applicable laws, including with respect to the use of MCCs, and we are currently evaluating any implementation of the MCC that was approved by the ISO in 2022 for gun and ammunition stores (MCC 5723) in light of laws that prohibit, restrict or require its use by payment card issuers / networks like the Company, as well as similar proposed legislation pending in several states.

MCCs – The Industry Standard Approach

American Express is a globally integrated payments company that offers its products and services worldwide. Processing payments is central to the Company's business, with the Company offering credit card, charge card, banking and other payment and financing products as well as merchant acquisition and processing services. There are many entities in addition to the Company that are involved in processing payment transactions that utilize the Company's network, including but not limited to:

- financial institutions with whom the Company has a direct relationship;

- merchants with whom the Company does or does not have a direct relationship, with the latter representing the majority of merchants in the U.S.;

- payment providers that enable card acceptance at merchants; and

- technology partners involved in specific types of activities (e.g., digital wallets).

The industry standard approach for nearly two decades is to broadly categorize a merchant's primary business according to merchant category codes. The creation of new MCCs is assessed and approved by the ISO. There are hundreds of MCCs currently in effect that are assigned to millions of merchants where the Company's payment products may be used for transactions, and MCCs are merely one of several data points that help identify the industries in which merchants operate. MCCs cannot be used to track product-level purchases made by individual customers. The proposal's suggestion that the use of MCCs would target lawful firearms sales is therefore based on a fundamental misunderstanding of the way in which MCCs are used by the Company and other participants in the payments industry.

Data Collection and Usage

The Company does not and cannot use MCCs to track specific products or services purchased on its cards by individual customers, as MCCs provide information only with respect to a merchants' primary business and do not provide Stock Keeping Unit (SKU) level data that is associated with specific products or services purchased at a merchant. For example, when a customer uses their card to make a purchase at a sporting goods store, the Company does not know whether that customer purchased a tennis racquet or a bathing suit or a basketball. Because MCCs do not and cannot identify individual products or services sold by a merchant, the Company does not obtain any information regarding the specific products or services its customers have purchased from a merchant as a result of the use of any MCC code. Furthermore, because MCCs are assigned to merchants and not to individual customers, products or services, the Company does not and cannot use MCCs to identify specific products or services purchased by customers.

When it comes to guns and ammunition purchases, the Company's position has been and remains that its customers are able to make firearm purchases using the Company's cards wherever legally permitted and the cards are accepted. Furthermore, the Company has a longstanding commitment to customer privacy. The Company's robust data privacy program outlines which information it may collect and how customers may manage their own data privacy preferences. The Company will continue to respect the individual choices and privacy of its customers and merchants, while maintaining appropriate controls to meet its regulatory and legal responsibilities.

Implementation of MCC 5723

When ISO creates a new MCC, the Company works with third-party processors and partners to implement the MCC. These partners are responsible for ensuring the most accurate MCC is assigned to each of their merchants.

The ISO created and approved MCC 5723 for gun and ammunition stores in September 2022. The Company initially announced that it would implement MCC 5723, as did other payment processing businesses, but then paused its implementation of MCC 5723 in March 2023 in light of proposed legislation in multiple U.S. states. Specifically, since the creation of MCC 5723, a number of states, including Texas, Florida, Montana, North Dakota, West Virginia, Mississippi and Idaho, have passed legislation that, among other things, prohibits or restricts the use of MCC 5723 by payment card issuers / networks like the Company and similar proposed legislation is pending in several other states. At the same time, one state (California) has passed legislation requiring payment card networks like the Company to, among other things, make MCC 5723 available on its network for certain merchants by as early as July 1, 2024. Given the uncertainty created by varying and potentially conflicting state laws, as well as the ongoing nature of these developments, the Company is currently monitoring and evaluating the risks associated with the potential use of MCC 5723 to ensure compliance with applicable federal and state laws and regulations. Because the Company is required to comply with these laws if and when they take effect, the report requested by the proposal is unnecessary.

Board Recommendation

In summary, our Board believes that producing the report sought by this proposal is unnecessary. The proposal is based on a misunderstanding of the information that the Company obtains from its use of MCCs and is not in the best interests of the shareholders or the Company. MCCs do not provide the Company with any product-level information for purposes of tracking, collecting or sharing individual customer purchases. The Company will continue to monitor and evaluate the risks associated with the use of MCC 5723 to ensure compliance with applicable federal and state laws and regulations, while respecting the individual choices and privacy of customers. For the reasons described above, our Board recommends that you vote AGAINST this proposal.

Stock Ownership Information

The table below shows how many American Express Company common shares certain individuals and entities beneficially owned on March 8, 2024, except as noted. These individuals and entities include: (1) owners of more than 5% of our outstanding common shares; (2) our current directors and nominees; (3) the executive officers named in the "Summary Compensation Table" on page 74; and (4) all current directors, nominees and executive officers as a group. A person has beneficial ownership of shares if the person has voting or investment power over the shares or the right to acquire such power within 60 days. Investment power means the power to direct the sale or other disposition of the shares. Each person has sole voting and investment power over the shares, except as we describe below. The "Number of Shares Owned" column does not include restricted stock units granted to executive officers or SEUs owned by directors because they are not beneficially owned under SEC rules. The SEUs credited to the directors' accounts as of December 31, 2023 are shown in the last column in the table below.

Name	Number of Shares Owned[4]	Right to Acquire[5]	Percent of Class (%)	Number of SEUs Owned by Director
Warren Buffett **Berkshire Hathaway Inc.** **and subsidiaries** 3555 Farnam Street Omaha, NE 68131	151,610,700[1]	—	20.9%	N/A
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	46,637,192[2]	—	6.4%	N/A
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	44,114,286[3]	—	6.1%	N/A
Thomas J. Baltimore	324	—	*	6,351
John J. Brennan	4,000	—	*	23,851
Douglas E. Buckminster	139,818	324,866	*	N/A
Jeffrey C. Campbell[6]	145,529	233,189	*	N/A
Peter Chernin	18,300	—	*	50,358
Walter J. Clayton III	2,000	—	*	2,308
Ralph de la Vega	—	—	*	20,766
Theodore J. Leonsis	—	—	*	39,163
Christophe Y. Le Caillec	4,397	8,000	*	N/A
Deborah P. Majoras	23	—	*	1,769
Karen L. Parkhill	1,102	—	*	6,434
Charles E. Phillips	—	—	*	6,478
Lynn A. Pike	1,065	—	*	6,434
Laureen E. Seeger	57,692	—	*	N/A
Stephen J. Squeri[7]	230,096	373,670	*	N/A
Daniel L. Vasella	—	—	*	42,019
Lisa W. Wardell	—	—	*	6,270
Anré D. Williams[8]	79,490	113,003	*	N/A
Christopher D. Young	—	—	*	16,470
All current directors, nominees and executive officers (29 individuals)[9]	778,314	1,066,879	*	228,671

* Less than 1%

[1] Based on information contained in a report on Form 13F that Berkshire Hathaway Inc. (Berkshire) filed with the SEC, which contained information provided by Berkshire as of December 31, 2023. Of the shares listed in the table, National Indemnity Co. and its subsidiaries beneficially owned 149,061,045 shares. National Indemnity Co. is a subsidiary of Berkshire. Mr. Buffett, Berkshire and certain subsidiaries of Berkshire share voting and investment power over these shares. Based on information provided to the Company, Mr. Buffett owned 31.1% of the aggregate voting power of the outstanding shares of Berkshire's Class A Common Stock and Class B Common Stock. As a result of this ownership position in Berkshire, Mr. Buffett may be considered the beneficial owner of the shares that Berkshire beneficially owns.

In 1995, we signed an agreement (as amended from time to time) with Berkshire designed to ensure that Berkshire's investment in our Company will be passive. The passivity commitments remain in effect as long as Berkshire owns 10% or more of our voting securities. Berkshire made similar commitments to the Board of Governors of the Federal Reserve System. Berkshire and its subsidiaries have also agreed to follow our Board's recommendations in voting company common shares they own up to 17% of our shares outstanding as long as Mr. Squeri is our CEO and Berkshire owns 5% or more of our voting securities. With certain exceptions, Berkshire and its subsidiaries may not sell Company common shares to any person who owns more than 5% of our voting securities or who attempts to change the control of the Company.

(2) Based on information contained in a report on Form 13G that The Vanguard Group, Inc. (Vanguard) filed with the SEC, which contained information provided by Vanguard as of December 31, 2023.

(3) Based on information contained in a report on Form 13G that BlackRock, Inc. (BlackRock) filed with the SEC, which contained information provided by BlackRock as of December 31, 2023.

(4) This column includes shares held in RSP and ESOP accounts on March 8, 2024, as follows:

Name	Number of Shares in RSP and ESOP Accounts
Stephen J. Squeri	128
Christophe Y. Le Caillec	—
Douglas E. Buckminster	—
Jeffrey C. Campbell	—
Anré D. Williams	11
Laureen E. Seeger	—
All current executive officers (16 individuals)	7,072

(5) These are shares that the named individuals have the right to acquire within 60 days of March 8, 2024 upon the exercise of stock options or the vesting of performance restricted stock units they hold.

(6) Includes 37,222 shares held in a revocable grantor trust in respect of which Mr. Campbell and his spouse are the trustees and hold shared voting and investment power.

(7) Includes 114,785 shares held in a grantor retained annuity trust in respect of which Mr. Squeri is the trustee and holds sole voting and investment power.

(8) Includes 79,480 shares held jointly with his spouse in respect of which Mr. Williams holds shared voting and investment power.

(9) On March 8, 2024, the current directors, nominees and executive officers beneficially owned 1,845,193 shares or about 0.3% of our outstanding shares. No current director, nominee or executive officer beneficially owned more than 1% of our outstanding shares. Current executive officers do not include Mr. Campbell, who retired on March 1, 2024.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and beneficial owners of 10% or more of our common shares to file reports with the SEC. We assist our directors and officers by monitoring transactions and completing and filing these reports on their behalf. Based on our records and other information, we believe that all reports that were required to be filed under Section 16(a) during 2023, were timely filed except as follows. Due to a technical error that delayed the acceptance of filings by the SEC by one day, the following individuals have one late Form 4 reporting the vesting of shares/options: Douglas Buckminster, Howard Grosfield, Monique Herena, Raymond Joabar, Rafael Marquez, Anna Marrs, David Nigro, Denise Pickett, Ravikumar Radhakrishnan, Jessica Lieberman Quinn, Elizabeth Rutledge, Jennifer Skyler and Anré Williams.

Other Information

Attending the Virtual Annual Meeting of Shareholders and Webcast

Admission

After careful consideration, our Board and Management have decided to hold this year's Annual Meeting of Shareholders virtually. We believe that a virtual-only Annual Meeting will increase shareholder participation by allowing all shareholders to attend and participate from any location with internet connectivity. In addition to increasing shareholders' participation, our Board and Management considered the cost savings and additional efficiencies resulting from not having an in-person annual meeting. We will be taking the following steps to ensure that all shareholders have a consistent experience and are afforded the same opportunities and rights as at an in-person annual meeting:

- Shareholders will have the ability to submit questions before the Annual Meeting at www.proxyvote.com and logging in using their 16-digit control number;

- Shareholders will have the ability to listen, vote and submit questions during the Annual Meeting via the virtual meeting website at www.virtualshareholdermeeting.com/AXP2024 and logging in using their 16-digit control number;

- Shareholder proponents will have a dedicated live line to present their proposals, or if they choose, submit a pre-recorded message;

- The agenda, Rules of Conduct and Procedures and the presentation materials will be posted on the virtual meeting platform at the time of the meeting and on our Investor Relations webpage;

- Shareholders will be able to examine the list of shareholders as of the record date by on the virtual meeting website;

- Shareholders without a control number may attend and listen to the virtual Annual Meeting of Shareholders as a guest but will not have the ability to vote, ask questions, or otherwise participate in the Annual Meeting; and

- Real-time closed captioning will be available.

Shareholders may begin logging in to the virtual meeting website at 8:45 a.m. Eastern Time.

Question & Answer Session

As part of the Annual Meeting of Shareholders, we will hold a Q&A session, during which we intend to answer as many questions submitted prior to and during the meeting as time permits. Questions must comply with the Rules of Conduct and Procedure, which will be made available on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2024. By attending the virtual Annual Meeting of Shareholders, you agree to abide by the Rules of Conduct and Procedures for the Annual Meeting. Questions that are related to personal grievances or customer-related matters, related to material non-public information of the Company, or irrelevant to the business of the Company or to the Annual Meeting of Shareholders, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting of Shareholders, will not be addressed during the meeting.

If you wish to submit a question in advance of the Annual Meeting, you may visit www.proxyvote.com and enter your 16-digit control number, and you will be able to pre-submit such question until May 2, 2024. If you wish to submit a question during the meeting, log in to the virtual meeting website at www.virtualshareholdermeeting.com/AXP2024 using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials, select the Q&A icon, type the question into the "Submit a Question" field and click "Submit." As was the case at our in-person meetings, each shareholder will be limited to two questions so as to allow us to respond to as many shareholder questions as possible. Questions that are substantially similar may be grouped and answered once to avoid repetition.

We ask that all shareholders provide their name and contact details when submitting a question through the virtual meeting website so that we may address any individual concerns or follow up matters directly. If a question posed at the Annual Meeting of Shareholders was not otherwise answered, we encourage you to contact us separately after the meeting by visiting http://ir.americanexpress.com.

Technical Assistance

Beginning 15 minutes prior to the start of and during the Annual Meeting of Shareholders, we will have a support team ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/AXP2024.

Street Name Holders

If your shares are held in a bank, brokerage or other institutional account, you are a beneficial owner of these shares but not the record holder. This is known as holding shares in "street name." If you wish to vote the shares you hold in "street name" at the meeting, you must obtain a valid legal proxy from your bank, broker or other intermediary.

Audio and Replay

The meeting will be accessible to the general public through the American Express Investor Relations website at http://ir.americanexpress.com. An audio replay will be available after the meeting at the same website address.

Vote Confirmation

You may confirm your vote was cast in accordance with your instructions. Beginning April 22, 2024, and for up to 60 days after the Annual Meeting, you may confirm your vote beginning 24 hours after your vote is received, whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log on to proxyvote.com using your control number (included on your notice, on your proxy card or in the instructions that accompanied your proxy materials) and receive confirmation on how your vote was cast. If you hold your shares through a bank or brokerage account, the ability to confirm your vote may be affected by the rules of your bank or broker, and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Solicitation of Proxies; Expenses

We are providing this Proxy Statement to you in connection with the solicitation of proxies by our Board for the 2024 Annual Meeting of Shareholders, including any adjournment or postponement of the meeting.

We will pay the expenses of soliciting proxies on behalf of the Board. Our directors, officers or employees may solicit proxies for us in person or by mail, telephone, facsimile or electronic transmission. We have hired Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, to help us distribute and solicit proxies. We will pay them $22,000 plus expenses for these services. Proxies may be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person.

Notice of Business to Come Before the Meeting

Our Board and the Company's Management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this Proxy Statement. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Additional Voting Information

Voting at the Annual Meeting

Shares represented by valid proxies or voting instruction forms that are received on time will be voted as specified. If you sign and return your proxy card or voting instruction form but do not indicate specific choices, your shares will be voted as our Board recommends. The way you vote your shares prior to the meeting will not limit your right to change your vote at the virtual Annual Meeting. Shareholders who wish to vote at the virtual Annual Meeting may do so by visiting www.virtualshareholdermeeting.com/AXP2024, entering their 16-digit control number and following the on-screen instructions.

If the Annual Meeting is adjourned or postponed, your proxy will still be effective and you will be able to change or revoke your proxy until the rescheduled Annual Meeting.

Record Date

You may vote all common shares that you owned as of the close of business on March 8, 2024, the record date for the meeting. On the record date, we had 720,038,626 common shares outstanding and entitled to vote. Each common share is entitled to one vote on each matter properly brought before the meeting.

Ownership of Shares

You may own common shares in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through the Computershare Investment Plan, our transfer agent's stock purchase plan, or restricted stock awards issued to employees under our long-term incentive plans.

  - If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent.

- Indirectly through a broker, bank or other intermediary in street name.

  - If you hold your shares in street name, your broker, bank or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials or following the instructions in the notice you received.

- Indirectly through the American Express Company Stock Fund of our RSP or the Employee Stock Ownership Plan (ESOP) of Amex Canada, Inc. and Amex Bank of Canada.

  - If you participate in the Computershare Investment Plan, which is the stock purchase plan administered by Computershare, the Company's transfer agent, your proxy includes the number of shares enrolled in that plan as well as any shares you have acquired through dividend reinvestment. If you participate in the RSP or ESOP, your proxy includes shares that the relevant plan has credited to your account.

  - To allow sufficient time for the RSP and the ESOP trustees to vote, the trustees must receive your voting instructions by 11:59 p.m. Eastern Time on May 1, 2024. If the trustees for the RSP and the ESOP do not receive your instructions by that date, the trustees will not vote your shares.

How to Cast Your Vote

You may vote common shares that you owned as of the close of business on March 8, 2024, which is the record date for the Annual Meeting. We encourage you to vote as soon as possible, even if you plan to attend the meeting. Please follow the instructions on your proxy card, voting instruction form or on the notice of internet availability of proxy materials that you received. If you submit your vote prior to the meeting, you may still attend the meeting and vote at the meeting.

You may vote in the following ways:

BY TELEPHONE
You can vote by calling the number on your proxy card or voting instruction form or provided on the website listed on your notice.

ONLINE
You can vote online at proxyvote.com.

BY MAIL
If you received written materials, you can vote by mail by marking, dating and signing your proxy card or voting instruction form and returning it in the envelope provided.

DURING THE MEETING
You can vote at the virtual Annual Meeting at www.virtualshareholdermeeting.com/AXP2024 by using the 16-digit control number included on your notice, on your proxy card, or in the voting instructions that accompanied your proxy materials.

For voting via telephone, online and at the virtual Annual Meeting, you will need the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. Telephone and online voting are available through 11:59 p.m. Eastern Time on May 1, 2024, for shares held in employee plans, and through 11:59 p.m. Eastern Time on May 5, 2024, for all other shares.

Confidential Voting

We maintain the confidentiality of the votes of individual shareholders. Your vote will not be disclosed unless the law requires disclosure, you authorize disclosure or your vote is cast in a contested election. If you write comments on your proxy card, Management may learn how you voted in reviewing your comments. In addition, the Inspectors of Election and selected employees of our independent tabulating agent may have access to individual votes in the normal course of counting and verifying the vote.

Effect of Not Casting Your Vote

If you hold your shares in street name, you must instruct your bank, broker or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner ten days prior to the Annual Meeting of Shareholders. The only "routine" item on this year's Annual Meeting Agenda is Item 2 (Ratification of Appointment of the Company's Independent Registered Public Accounting Firm).

Therefore, if you hold your shares in street name and you wish to have your shares voted on all items in this Proxy Statement, please return your voting instruction form or cast your instructions by telephone or online. Otherwise, your shares will not be voted on any items with the exception that your broker may vote in its discretion on Item 2.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted if you:

- Submit a written revocation to our Company's Corporate Secretary and Chief Governance Officer;

- Submit a later-dated proxy;

- Provide subsequent telephone or online voting instructions; or

- Attend and vote at the virtual Annual Meeting (however, attending the virtual Annual Meeting alone will not revoke your previous proxy).

If you hold your shares in street name, please follow the directions provided to you by your bank, broker or other intermediary to change or revoke any voting instructions you have already provided.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the meeting, either virtually by logging in to the virtual meeting website using your 16-digit control number, or by proxy. Virtual attendance at the Annual Meeting, abstentions and broker non-votes are counted as present for purposes of a determining whether there is a quorum. For the 2024 Annual Meeting of Shareholders, to elect directors and adopt the other proposals, the following votes are required under our governing documents and New York State law:

Item	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?*
Election of directors	Approval of the majority of the votes cast	No	No
Ratification of appointment of independent registered public accounting firm	Approval of the majority of the votes cast	No	Yes
Advisory resolution to approve executive compensation**	Approval of the majority of the votes cast	No	No
Approval of the Second Amended and Restated American Express Company 2016 Incentive Compensation Plan	Approval of the majority of the votes cast	Yes***	No
Shareholder proposals**	Approval of the majority of the votes cast	No	No

*   A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under "Effect of Not Casting Your Vote," your broker may vote in its discretion only on Item 2, Ratification of Appointment of the Company's Independent Registered Public Accounting Firm.

**   Advisory/Non-binding

***   Under NYSE rules for shareholder approval of equity compensation plans, abstentions are counted as votes cast and will have the effect of votes cast against the approval of the Second Amended and Restated American Express Company 2016 Incentive Compensation Plan.

There are no cumulative voting rights. Abstentions and broker non-votes are not considered as votes cast and will have no effect on the outcome of the vote on any of the proposals, with the exception of the proposal to approve the Second Amended and Restated American Express Company 2016 Incentive Compensation Plan. If any other matter comes before the meeting, the named proxies will use their best judgment in voting the proxies.

Multiple Shareholders Sharing the Same Address

We are sending only one notice or one Proxy Statement and Annual Report to the address of multiple shareholders unless we have received contrary instructions from any shareholder at that address. This practice, known as "householding," reduces duplicate mailings, saving paper and reducing printing costs. If any shareholder residing at such an address wishes to receive an individual copy of the materials, or if you are receiving multiple copies of our Proxy Statement and Annual Report and would like to enroll in this service, please contact the Company's Corporate Secretary and Chief Governance Officer (see page 119 for contact information).

2025 Annual Meeting of Shareholders Information

Shareholder Proposals for Inclusion in the 2025 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, any shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received by our Corporate Secretary and Chief Governance Officer at our principal executive offices no later than November 15, 2024. Any such proposals must comply with all of the requirements of SEC Rule 14a-8.

Other Shareholder Proposals for Presentation at the 2025 Annual Meeting

Under our bylaws, shareholders must follow certain advance notice procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these advance notice procedures, shareholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary and Chief Governance Officer at our principal executive offices. We must receive notice as follows:

- If it is a shareholder's intention to introduce a nomination or proposed item of business for an annual meeting, we must receive notice not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that the 2024 Annual Meeting of Shareholders is held on schedule, we must receive notice pertaining to the 2025 Annual Meeting of Shareholders no earlier than January 6, 2025 and no later than February 5, 2025.

- Alternatively, if we hold the 2024 Annual Meeting of Shareholders on a date that is not within 25 days before or after such anniversary date, we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

- If we hold a special meeting to elect directors, we must receive a shareholder's notice of intention to introduce a nomination no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

Any shareholder intending to include a director nominee in the Company's proxy materials at the 2025 Annual Meeting pursuant to Article III, Section 3.12 of our bylaws (i.e., proxy access) should review the requirements for using proxy access as described in such section. The Company's Corporate Secretary and Chief Governance Officer must receive a shareholder's nomination, with all required information, between October 16, 2024 and the close of business on November 15, 2024. Our bylaws provide that notice of a proposed nomination must include certain information about the shareholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Any notice (other than a proposal pursuant to Rule 14a-8) that is received outside of the window specified above for proposed items of business will be considered untimely under Rule 14a-4(c) under the Securities Exchange Act of 1934. The persons named in the proxy for the meeting may exercise their discretionary voting power with respect to all such matters, including voting against them.

To comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with and provide the information required by the Company's bylaws and by Rule 14a-19 under the Securities Exchange Act of 1934 to the Company's Corporate Secretary and Chief Governance Officer (see below for contact information) no earlier than January 6, 2025 and no later than February 5, 2025, assuming that the 2024 Annual Meeting of Shareholders is held on schedule.

All director nominations and shareholder proposals, other than shareholder proposals made pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, must comply with the requirements of the Company's bylaws. You may obtain a copy of the Company's bylaws at no cost from the Company's Corporate Secretary and Chief Governance Officer (see below for contact information).

Availability of 2023 Annual Report

If you would like a paper copy of our 2023 Annual Report on Form 10-K, excluding certain exhibits, please contact Kristina V. Fink, Corporate Secretary and Chief Governance Officer, American Express Company, 200 Vesey Street, New York, New York 10285, by email at corporatesecretarysoffice@aexp.com.

Annex A—Information Regarding Non-GAAP Financial Measures

(Billions, except percentages)				
Total Revenues Net of Interest Expense	**2020**	**2021**	**2022**	**2023**
GAAP Total Revenues Net of Interest Expense	$ 36.1	$ 42.4	$ 52.9	$ 60.5
Total Revenues Net of Interest Expense (FX-adjusted)[1]	$ 36.3	$ 41.6	$ 52.8	
YoY% Increase/(Decrease) in GAAP Total Revenues Net of Interest Expense		*17%*	*25%*	*14%*
YoY% Increase/(Decrease) in Total Revenues Net of Interest Expense (FX-adjusted)[1]		*17%*	*27%*	*15%*

[1] FX-adjusted information assumes a constant exchange rate between the periods being compared for purposes of currency translation into U.S. dollars (i.e., assumes 2023 foreign exchange rates apply to 2022 results, 2022 foreign exchange rates apply to 2021 results, 2021 foreign exchange rates apply to 2020 results).

Exhibit A—Second Amended and Restated American Express Company 2016 Incentive Compensation Plan

American Express Company 2016 Incentive Compensation Plan

1. PURPOSE

The purpose of the 2016 Incentive Compensation Plan (the "Plan") is to promote shareholder value and the future success of American Express Company (the "Company") by providing appropriate retention and performance incentives to the employees of the Company and its Affiliates and certain other individuals who perform services for the Company and its Affiliates.

2. ADMINISTRATION

(a) *Administration.* Except as otherwise specified herein, the Plan shall be administered solely by the Compensation and Benefits Committee (the "Committee") of the Board of Directors (the "Board") of the Company, as such Committee is from time to time constituted, or any successor committee the Board may designate to administer the Plan. The Committee shall consist of no fewer than two directors (or such greater number as may be required for committees of the Board under the Company's governing documents), each of whom is (i) a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision; and (ii) a director meeting the independence requirements for compensation committee members under the rules and regulations of the New York Stock Exchange or such other principal securities market on which the Common Shares are traded (the "Exchange"). The Committee may delegate any of its powers and duties to appropriate officer(s) of the Company in accordance with guidelines established by the Committee from time to time.

(b) *Authority*. Subject only to Paragraph 4(g), the Committee has all the powers vested in it by the terms of the Plan set forth herein, such powers to include exclusive authority to select the employees and other individuals to be granted awards under the Plan ("Awards"), to determine the type, size and terms of the Award to be made to each individual selected, to modify the terms of any Award that has been granted, to determine the time when Awards will be granted, to establish performance objectives, and to prescribe the form of the instruments embodying Awards made under the Plan. The Committee has the power and authority to make any adjustments necessary or desirable as a result of the granting of Awards to eligible individuals located outside the United States, and to adopt, to amend or to rescind rules, procedures or subplans relating to the operation and administration of the Plan in order to accommodate local laws, policies, customs, procedures or practices, and accounting, tax or other regulatory standards, or to facilitate the administration of the Plan, including, but not limited to, the authority to adopt, to amend or to rescind rules, procedures and subplans that limit or vary: the methods available to exercise Awards; the methods available to settle Awards; the methods available for the payment of income taxes, social insurance contributions and employment taxes; the procedures for withholding on Awards; and the use of stock certificates or other indicia of ownership. The Committee may also adopt rules, procedures or subplans applicable to particular Affiliates or locations.

The Committee is authorized to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations which it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(c) *Repricing Prohibited Absent Shareholder Approval.* Notwithstanding any provision of the Plan, except for adjustments pursuant to Paragraph 15, the Committee shall not reprice, adjust or amend the exercise price of Stock Options or the exercise price of Stock Appreciation Rights previously awarded to any participant, whether through amendment, cancellation and replacement grant, or any other means, unless such action is approved by the shareholders of the Company. For purposes of the Plan, the term "reprice" shall mean: (i) the reduction, directly or indirectly, in the per-share exercise price of an outstanding Stock Option or Stock Appreciation Right by amendment, cancellation or substitution; (ii) any action that is treated as a repricing under United States generally accepted accounting principles; (iii) canceling a Stock Option or Stock Appreciation Right in exchange for another Stock Option, Stock Appreciation Right or other equity security (unless the cancellation and exchange occurs in connection with a merger, acquisition, or similar transaction); and (iv) any other action that is treated as a repricing by the rules or regulations of the Exchange. In addition, notwithstanding any other provision in the Plan to the contrary, a Stock Option may not be surrendered in consideration of or exchanged for cash, other Awards, or a new Stock Option having an exercise price below that of the Stock Option which was surrendered or exchanged, unless the exchange occurs in connection with a merger, acquisition, or similar transaction as set forth in Paragraph 15, or such action is approved by the shareholders of the Company. Any amendment or repeal of this Paragraph 2(c) shall require the approval of the shareholders of the Company.

(d)   *Delegation*. The Committee may authorize any one or more of their members or any officer of the Company to execute and deliver documents or to take any other action on behalf of the Committee with respect to Awards made or to be made to Plan participants, subject to the requirements of applicable law, including without limitation, Section 16 of the Exchange Act. For purposes of the Plan, references to the Committee shall include any such person to whom the Committee has delegated its authority pursuant to this Paragraph 2(d).

(e)   *Indemnification*. No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for his own willful misconduct or as expressly provided by applicable law.

3.   PARTICIPATION

(a)   **Participants.** Consistent with the purposes of the Plan, subject only to Paragraph 4(g), the Committee shall have exclusive power to select the employees and other individuals performing services for the Company and its Affiliates who may participate in the Plan and be granted Awards under the Plan. Eligible individuals may be selected individually or by groups or categories, as determined by the Committee in its discretion.

(b)   **Affiliates.** Unless the Committee determines otherwise, as used herein, the term "Affiliate" means any entity in which the Company has a direct or indirect equity interest of 50 percent or more, as determined by the Committee in its discretion.

4.   AWARDS UNDER THE PLAN

(a)   *Types of Awards.* Awards under the Plan may include one or more of the following types, either alone or in any combination thereof:

(i)   "Stock Options", which include "Nonqualified Stock Options" and "Incentive Stock Options" or combinations thereof, are rights to purchase common shares of the Company having a par value of $.20 per share and stock of any other class or company into which such shares may thereafter be changed (the "Common Shares"). Nonqualified Stock Options and Incentive Stock Options are subject to the terms, conditions and restrictions specified in Paragraph 5.

(ii)   "Stock Appreciation Rights" are rights to receive (without payment to the Company) cash, Common Shares, or property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of a Common Share over the per-share exercise price. Stock Appreciation Rights are subject to the terms, conditions and restrictions specified in Paragraph 6.

(iii)   Shares of "Restricted Stock" are Common Shares that are issued subject to certain restrictions pursuant to Paragraph 7.

(iv)   "Restricted Stock Units" are Awards that are valued by reference to a Common Share, which value may be paid to the participant by delivery of cash, Common Shares, or property, or other forms of payment, or any combination thereof, as the Committee shall determine, and that are issued subject to certain restrictions pursuant to Paragraph 7.

(v)   "Performance Grants" are Awards subject to the terms, conditions and restrictions described in Paragraph 8, pursuant to which the participant may become entitled to receive cash, Common Shares, or property, or other forms of payment, or any combination thereof, as determined by the Committee.

The Committee may also grant any other Award providing benefits similar to (i) through (v), subject to such terms, conditions and restrictions as it may determine necessary or appropriate to satisfy non-U.S. law or regulatory requirements or avoid adverse consequences under such requirements.

(b)   *Dividend Equivalents.* Other than with respect to Stock Options or Stock Appreciation Rights, the Committee may choose, at the time of the grant of an Award or any time thereafter up to the time of the Award's payment, to include or to exclude as part of such Award an entitlement to receive cash dividends or dividend equivalents, subject to such terms, conditions, restrictions or limitations, if any, as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such times as the Committee shall determine. All dividends or dividend equivalents, which are not paid currently, may, at the Committee's discretion, be held in escrow and accrue interest or be reinvested into additional Common Shares subject to the same vesting or performance conditions as the underlying Award.

(c)   *Maximum Number of Shares that May Be Issued*.

(i)   *Available Shares*. Subject to adjustment as provided in Paragraph 15, the maximum number of Common Shares that were available for issuance under the Plan upon its initial approval by the shareholders of the Company on May 2, 2016 was 17,500,000 shares. The maximum number of Common Shares available for issuance under the Plan was increased by an additional 7,000,000 Common Shares upon the approval of the first amendment and restatement of the Plan by the shareholders of the Company on May 5, 2020. The maximum number of Common Shares available for issuance under the Plan was further increased by an additional 15,000,000 Common Shares upon the approval of the second amendment and restatement of the Plan by the shareholders of the

Company on May 6, 2024. The maximum number of Common Shares that may be issued under the Plan pursuant to Incentive Stock Options may not exceed, in the aggregate, 8,000,000. Common Shares related to Awards issued under the Plan that are forfeited, canceled, expired or otherwise terminated without the issuance of Common Shares will again be available for issuance under the Plan. The following Common Shares, however, may not again be made available for grant in respect of Awards under the Plan: (A) Common Shares not issued or delivered as a result of the net settlement of an outstanding Stock Option or Stock Appreciation Right, (B) Common Shares delivered to or withheld by the Company to pay the exercise price of or the withholding taxes with respect to an Award and (C) Common Shares repurchased on the open market with the proceeds from the payment of the exercise price of a Stock Option.

(ii)   *Assumed or Substituted Awards*. Awards granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines, shall not reduce the maximum number of Common Shares that may be issued under the Plan or the maximum number of Common Shares authorized for grant to a participant in any calendar year described in Paragraph 4(d).

(iii)   *Share Counting*. For purposes of counting shares against the share reserve under the Plan on the date of grant, Awards denominated solely in Common Shares (such as Stock Options and Restricted Stock) and other Awards that may be exercised for, settled in or convertible into Common Shares will be counted against the Plan reserve on the date of grant of the Award based on the maximum number of shares that may be issued pursuant to the Award, as determined by the Committee.

(iv)   *Source of Shares*. Common Shares issued pursuant to the Plan may be authorized but unissued shares, treasury shares, reacquired shares or any combination thereof.

(d)   Maximum Individual Limits. Subject to adjustment as provided in Paragraph 15, (i) the number of Common Shares underlying all Stock Options and Stock Appreciation Rights that may be granted to any participant within any one calendar year shall be limited to 2,000,000, (ii) in any one calendar year, no participant may receive more than 1,000,000 shares of Restricted Stock or Common Shares provided through Restricted Stock Units (excluding any Restricted Stock or Restricted Stock Units issued in satisfaction of Performance Grants) and (iii) with respect to Performance Grants, in any one calendar year, no participant may be paid cash, Common Shares or other property or any combination of the foregoing (including without limitation Restricted Stock or Restricted Stock Units that may be issued in satisfaction of a Performance Grant) with a value (as determined by the Committee) in excess of $20 million. For purposes of the foregoing sentence, the calendar year or years in which amounts under Awards are deemed paid or received shall be as determined by the Committee and any deferral of Award settlement or payment permitted or required by the Committee pursuant to Paragraph 10 of the Plan shall be disregarded for purposes of the individual annual limits.

(e)   Award Agreement. Unless otherwise determined by the Committee, each Award shall be evidenced by an instrument in such form as the Committee shall prescribe from time to time in accordance with the Plan, including a written agreement, contract, certificate or other instrument or document containing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically. Each Award and Award Agreement shall be subject to the terms and conditions of the Plan.

(f)   FDIA Limitations and Recoupment Provisions.

(i)   Notwithstanding any other provision of the Plan to the contrary, any payments or benefits to an employee pursuant to the Plan, or otherwise, are subject to and conditioned upon their compliance with 12 USC Section 1828(k) and any regulations promulgated thereunder.

(ii)   Notwithstanding anything in the Plan or in any Award to the contrary, Awards (and any Common Shares or other amounts payable or paid thereunder) are subject to reduction, cancellation, repayment, forfeiture or recoupment in accordance with any clawback policy adopted by the Company, including, but not limited to, the American Express Company Incentive Compensation Recoupment Policy and the American Express Company Policy for the Recovery of Erroneously Awarded Compensation, each as in effect or as may be adopted and/or modified from time to time by the Company in its discretion, and any clawback requirements imposed under applicable laws, rules and regulations, including Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) and any applicable rules or standards adopted by the Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the NYSE Listed Company Manual).

(g)   Non-Employee Director Awards. In respect of Awards granted to non-employee directors of the Company or its Affiliates, the Board has all the powers otherwise vested in the Committee by the terms of the Plan set forth herein, including the exclusive authority to select the non-employee directors to be granted Awards under the Plan, to determine the type, size and terms of the Award to be made to each non-employee director selected, to modify the terms of any Award that has been granted to a non-employee director, to determine the time when Awards will be granted to non-employee directors and to prescribe the form of the instruments embodying Awards made under the Plan to non-employee directors. The aggregate maximum Fair Market Value (determined on the Award grant date) of the Common Shares with respect to which Awards are granted under the Plan in any calendar year to any non-employee director in respect of services as a non-employee director shall not exceed $500,000.

(h)   *Exclusion from Minimum Vesting and Continued Employment Requirements*. Awards granted under Paragraphs 5, 6, 7 and 8 of the Plan shall be subject to the minimum vesting period and continued employment or provision of service requirement specified for the Award by such Paragraph, as applicable, except that:

(i)   up to a maximum of five percent (5%) of the maximum aggregate number of Common Shares that may be issued under the Plan pursuant to Paragraph 4(c) may be issued pursuant to Awards granted under Paragraphs 5, 6, 7 and 8 of the Plan without regard for any minimum exercisability or vesting period requirements set forth in such Paragraphs; and

(ii)   continued employment or provision of service for exercisability or vesting shall not be required as (A) the Committee may determine or permit otherwise in the event of death, disability, retirement or other termination of a participant, or, subject to Paragraph 16 of the Plan, in connection with a corporate transaction (which includes but is not limited to a divestiture, spin-off, split-off, asset transfer, outsourcing or joint venture formation) (each such event, a "Defined Event"), and (B) may be required or otherwise be deemed advisable by the Committee in connection with an Award granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

5.   STOCK OPTIONS

The Committee may grant Stock Options either alone or in conjunction with Stock Appreciation Rights at the time of grant. The Committee may grant Incentive Stock Options to any employee provided the terms of such grants comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor provision, and the regulations thereunder, and that any ambiguities in construction shall be interpreted in order to effectuate that intent. Each Stock Option granted under the Plan shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Stock Option or the Common Shares issuable upon exercise thereof or the attainment of performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b), as the Committee, in its discretion, shall establish:

(a)   *Exercise Price; Expiration Date*. Except for Stock Options granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate, or with which the Company or any Affiliate combines, the exercise price shall be equal to or greater than the Fair Market Value of the Common Shares subject to such Stock Option on the date that the Stock Option is granted. The Committee in its discretion shall establish the expiration date of a Stock Option; provided that in no event shall the expiration date be later than ten years from the date of grant of the Stock Option.

(b)   *Fair Market Value*. The "Fair Market Value" of a Common Share as of any specific date shall be the per Common Share closing price reported by the Exchange on such date, or, if there is no such reported closing price on such date, then the per Common Share closing price reported by the Exchange on the last previous day on which such closing price was reported, or such other value as determined by the Committee in accordance with applicable law. The "Fair Market Value" of any property other than Common Shares shall be the market value of such property as determined by the Committee using such methods or procedures as it shall establish from time to time.

(c)   *Number of Common Shares*. The Committee shall determine the number of Common Shares to be subject to each Stock Option. The number of Common Shares subject to an outstanding Stock Option may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Stock Option are used to calculate the cash, Common Shares, or property, or other forms of payment, or any combination thereof, received pursuant to exercise of a Stock Appreciation Right attached to such Stock Option.

(d)   *Minimum Vesting Period*. Stock Options shall not vest for at least one year after the date of grant, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Stock Options granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(e)   *Exercisability*. The Stock Option shall not be exercisable:

(i)   unless the Stock Option has vested; and

(ii)   unless payment in full for the Common Shares being acquired thereunder at the time of exercise is made in such form as the Committee may determine in its discretion, including, but not limited to (A) cash, (B) Common Shares, (C) if permitted by the Committee, by authorizing a third party to sell, on behalf of the participant, the appropriate number of Common Shares otherwise issuable to the participant upon the exercise of the Stock Option and to remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, or (D) any combination thereof; and

(iii)   unless the participant has been, at all times during the period beginning with the date of the grant of the Stock Option and ending on the date of such exercise, employed by (in the case of an Incentive Stock Option) or otherwise performing services for the Company or an Affiliate, or a corporation, or a parent or subsidiary of a corporation, substituting or assuming the Stock Option in a transaction to which Section 424(a) of the Code or any successor statutory provision thereto, is applicable, except that:

(A)   in the case of any Nonqualified Stock Option, if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of the occurrence of a Defined Event, he may, during such period following the Defined Event as the Committee, in its discretion, may determine or permit, exercise the Nonqualified Stock Option as if he continued such employment or performance of service during such permitted period; and

(B)   in the case of any Nonqualified Stock Option, if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of a period of Related Employment as defined in Paragraph 14, he may, during such period of Related Employment, exercise the Nonqualified Stock Option as if he continued such employment or performance of service; and

(C)   in the event of the person's death, the Committee may provide a decedent's executors, heirs or distributors a minimum period to exercise a Stock Option with respect to any shares as to which the decedent could have exercised the Stock Option at the time of his death, or such greater amount as the Committee may determine.

(f)   Incentive Stock Option Limitation. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, such Incentive Stock Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

6.   STOCK APPRECIATION RIGHTS

The Committee may grant Stock Appreciation Rights either alone or in conjunction with Stock Options at the time of grant. Each Award of Stock Appreciation Rights granted under the Plan shall comply with the following terms and conditions, and with such other terms and conditions, including, but not limited to, restrictions upon the Award of Stock Appreciation Rights or the Common Shares issuable upon exercise thereof or the attainment of performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b), as the Committee, in its discretion, may establish:

(a)   Exercise Price; Expiration Date. Except for Stock Appreciation Rights granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate, or with which the Company or any Affiliate combines, the exercise price shall be equal to or greater than the Fair Market Value of the Common Shares subject to such Stock Appreciation Right on the date that the Stock Appreciation Right is granted. A Stock Appreciation Right granted in conjunction with a Stock Option shall have a per-share exercise price not less than the exercise price of the Stock Option to which the Stock Appreciation Right is attached. The Committee in its discretion shall establish the expiration date of a Stock Appreciation Right; provided that in no event shall the expiration date be later than ten years from the date of grant of the Stock Appreciation Right.

(b)   Number of Common Shares. The Committee shall determine the number of Common Shares to be subject to each Award of Stock Appreciation Rights. The number of Common Shares subject to an outstanding Award of Stock Appreciation Rights may be reduced on a share-for-share or other appropriate basis, as determined by the Committee, to the extent that Common Shares under such Award of Stock Appreciation Rights are used to calculate the Common Shares received pursuant to exercise of a Stock Option attached to such Award of Stock Appreciation Rights.

(c)   Minimum Vesting Period. The Award of Stock Appreciation Rights shall not vest for at least one year after the date of grant, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Stock Appreciation Rights granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(d)   Exercisability. The Award of Stock Appreciation Rights shall not be exercisable:

(i)   unless the Award of the Stock Appreciation Rights has vested or the Stock Option to which the Award of Stock Appreciation Rights is attached, if any has vested; and

(ii)   unless the person exercising the Award of Stock Appreciation Rights has been at all times during the period beginning with the date of the grant thereof and ending on the date of such exercise, employed by or otherwise performing services for the Company or an Affiliate, except that:

(A)   in the case of any Award of Stock Appreciation Rights (other than those attached to an Incentive Stock Option), if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of the occurrence of a Defined Event, he may, during such period following the Defined Event as the Committee, in its discretion, may determine or permit, exercise the Award of Stock Appreciation Rights as if he continued such employment or performance of service during such permitted period; and

(B)   in the case of any Award of Stock Appreciation Rights, (other than those attached to an Incentive Stock Option), if such person shall cease to be employed by or otherwise performing services for the Company or an Affiliate solely by reason of a period of Related Employment as defined in Paragraph 14, he may, during such period of Related Employment, exercise the Award of Stock Appreciation Rights as if he continued such employment or performance of services; and

(C)   in the event of the person's death, the Committee may provide his executors, heirs or distributors a minimum period to exercise an Award of Stock Appreciation Rights with respect to any shares as to which the decedent could have exercised the Award of Stock Appreciation Rights, or such greater amount as the Committee may determine.

(e)   Exercise and Settlement. An Award of Stock Appreciation Rights shall entitle the holder (or any person entitled to act under the provisions of Paragraph 6(d)(ii)(C)) to exercise such Award and to surrender unexercised the Stock Option to which the Stock Appreciation Right is attached (or any portion of such Stock Option) to the Company and to receive from the Company in exchange therefore, without payment to the Company, that number of Common Shares having an aggregate value equal to (or, in the discretion of the Committee, less than) the excess of the Fair Market Value of one Common Share, at the date of such exercise, over the exercise price per share, times the number of shares subject to the Award or the Stock Option, or portion thereof, which is so exercised or surrendered, as the case may be. The Committee shall be entitled in its discretion to elect to settle the obligation arising out of the exercise of a Stock Appreciation Right by the payment of cash, property, or other forms of payment, or any combination thereof, as determined by the Committee, equal to the aggregate Fair Market Value of the Common Shares it would otherwise be obligated to deliver.

(f)   Deemed Exercise. An Award of Stock Appreciation Rights may provide that it shall be deemed to have been exercised at the close of business on the business day preceding the expiration date of the Stock Appreciation Right (or of the related Stock Option), or such other date as specified by the Committee, if at such time such Stock Appreciation Right has a positive value. Such deemed exercise shall be settled or paid in the same manner as a regular exercise thereof, as provided in Paragraph 6(e).

(g)   No Fractional Shares. No fractional shares may be delivered under this Paragraph 6, but in lieu thereof a cash or other adjustment shall be made as determined by the Committee in its discretion.

7.   RESTRICTED STOCK; RESTRICTED STOCK UNITS

Each Award of Restricted Stock or Restricted Stock Units under the Plan shall comply with the following terms and conditions, and with such other terms and conditions as the Committee, in its discretion, shall establish:

(a)   Number of Common Shares. The Committee shall determine the number of Common Shares to be issued to a participant pursuant to the Award, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both.

(b)   Restricted Period. Restricted Stock Units and the Common Shares issued to a participant in accordance with the Award of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, or as otherwise determined by the Committee, for such period as the Committee shall determine, from the date on which the Award is granted (the "Restricted Period"). Any attempt to dispose of any such Restricted Stock Units or Common Shares in contravention of the foregoing restrictions shall be null and void and without effect.

(c)   Restricted Stock. Common Shares issued to a participant in accordance with the Award of Restricted Stock may be issued in certificate form or through the entry of an uncertificated book position on the records of the Company's transfer agent and registrar. The Company may impose appropriate restrictions on the transfer of such Common Shares which shall be evidenced in the manner permitted by law as determined by the Committee in its discretion.

(d)   Vesting Conditions. The vesting of the Award of Restricted Stock or Restricted Stock Units may be conditioned upon the attainment of specific performance objectives as the Committee may determine, including but not limited to such performance objectives described in Paragraph 8(b).

(e)   Minimum Vesting Periods. The Restricted Period shall be for a minimum of one year, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Restricted Stock or Restricted Stock Units granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(f)   Shareholder Rights. Unless otherwise determined by the Committee in its discretion, prior to the expiration of the Restricted Period, a participant to whom an Award of Restricted Stock has been made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have ownership of such Common Shares, including the right to vote the same and to receive dividends or other distributions made or paid with respect to such Common Shares, subject, however, to the restrictions and limitations imposed thereon pursuant to the Plan.

8.   PERFORMANCE GRANTS

The Award of a Performance Grant to a participant will entitle the participant to receive an amount in cash, Common Shares or other property (including but not limited to other Awards) determined by the Committee if the terms and conditions specified herein and in the Award are satisfied. The Award of a Performance Grant shall be subject to the following terms and conditions, and to such other terms and conditions, including but not limited to, restrictions upon any cash, Common Shares or property, or other forms of payment, or any combination thereof, issued in respect of the Performance Grant, as the Committee, in its discretion, shall establish:

(a)   Grant Terms. The Committee shall determine the value or the range of values of a Performance Grant to be awarded to each participant selected for an Award of a Performance Grant and the performance objectives (which may but need not include the performance objectives described in Paragraph 8(b)) upon which the vesting, payment or settlement of the Performance Grants is conditioned. Performance Grants may be issued in different classes or series having different names, terms and conditions.

(b)   Performance Objectives. Such performance objectives may vary by participant and by Award, and may be based upon the attainment of specific or per-share amounts of, or changes in, one or more, or a combination of two or more, of the following: revenue, revenue growth or product revenue growth; net income (before or after taxes); earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization) or earnings per share; shareholders' equity or return on shareholders' equity; assets, return on assets or net assets; capital or return on capital (including return on total capital or return on invested capital); book value or book value per share; economic value added models or equivalent metrics; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead or incentive compensation); operating expenses or reengineering savings; operating margins, gross margins or cash margin; cash flow, cash flow per share (before or after dividends) or cash flow return on investment; stock price or TSR; market share; debt reduction; CCAR related capital ratios; credit metrics; regulatory achievements; or such other performance objectives determined by the Committee in its sole discretion. The Committee may provide that, in measuring the achievement of the performance objectives, an Award may include or exclude items such as realized investment gains and losses, extraordinary, unusual, non-recurring or infrequently recurring items, asset write-downs, effects of accounting changes, currency fluctuations, acquisitions, divestitures, reserve-strengthening and other non-operating items. The foregoing objectives may be applicable to the Company as a whole, one or more of its subsidiaries, divisions, business units or business lines, or any combination of the foregoing, and may be applied on an absolute basis or be relative to other companies, industries or indices (e.g., stock market indices) or be based upon any combination of the foregoing. In addition to the performance objectives, the Committee may also condition payment of any Performance Grant upon the attainment of conditions, such as completion of a period of service, notwithstanding that the performance objective or objectives specified in such Award are satisfied.

(c)   Minimum Vesting Periods. The vesting period (the "Award Period") in respect of any Performance Grant shall be a period determined by the Committee. The Award Period shall be for a minimum of one year, except as (A) the Committee may determine or permit otherwise in the event of a Defined Event or (B) may be required or otherwise be deemed advisable by the Committee in connection with Performance Grants granted through the assumption of, or substitution for, outstanding awards previously granted by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

9.   [INTENTIONALLY OMITTED]

10.   PAYMENT OF AWARDS

The Committee may, in its discretion, settle any Award through the payment of cash, the delivery of Common Shares or property, the granting of Awards, or a combination thereof as the Committee shall determine. Any Award settlement, including payment deferrals, may be subject to conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment, subject to such terms, rules and procedures as the Committee may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Common Share equivalents; provided, that the Committee shall not have any such authority to the extent that the grant or exercise of such authority would cause any tax to become due under Section 409A of the Code and the Treasury Regulations promulgated and other official guidance issued thereunder (collectively, "Section 409A").

11.   AMENDMENT OF THE PLAN OR AWARDS

The Plan may be amended in whole or in part at any time and from time to time by the Board, and the terms of any outstanding Award under the Plan may be amended from time to time by the Committee (or Board as applicable) in its discretion in any manner that it deems necessary or appropriate; provided however, that no amendment may be made without shareholder approval if such amendment would (a) increase the number of shares available for grant specified in Paragraph 4(c) (other than pursuant to Paragraph 15); (b) decrease the minimum Stock Option exercise price set forth in Paragraph 5(a) (other than changes made pursuant to Paragraph 15); (c) reduce the minimum vesting or performance periods set forth in Paragraph 5(d), 6(c), 7(e) or 8(c); (d) change the individual Award limits set forth in Paragraph 4(d) or 4(g) (other than pursuant to Paragraph 15); (e) amend or repeal the prohibitions against repricing or exchange set forth in Paragraph 2(c); or (f) in the absence of shareholder approval, adversely affect compliance of the Plan with applicable laws, rules and regulations. No such amendment shall adversely affect in a material manner any right of a participant under an Award without his written consent. Any shareholder approval requirement under the Plan will be met if such approval is obtained in accordance with applicable law. Notwithstanding the foregoing, any amendment to the Plan or any outstanding Award under the Plan shall be made in a manner as to ensure that an Award intended to be exempt from Section 409A will continue to be exempt from Section 409A or that the Award will comply with the requirements of Section 409A.

12.   DISABILITY.

For the purposes of this Plan, a participant shall be deemed to have terminated his employment or performance of services for the Company and its Affiliates by reason of disability, if the Committee shall determine that the physical or mental condition of the participant by reason of which such employment or performance of services terminated was such at that time as would entitle him to payment of monthly disability benefits under the Company's Long-Term Disability Benefit Plan, or, if the participant is not eligible for benefits under such plan, under any similar disability plan of the Company or an Affiliate in which he is a participant. If the participant is not eligible for benefits under any disability plan of the Company or an Affiliate, he shall be deemed to have terminated such employment or performance of services by reason of disability if the Committee shall determine that his physical or mental condition would entitle him to benefits under the Company's Long-Term Disability Benefit Plan if he were eligible therefore. Notwithstanding the above, the Committee may determine a participant's disability based upon any other criteria specified by the Committee. Notwithstanding the foregoing, to the extent required for exemption from or compliance with Section 409A, "disability" shall have the meaning set forth in Section 409A.

13.   TERMINATION OF A PARTICIPANT.

For all purposes under the Plan, the Committee shall determine whether a participant has terminated employment with or the performance of services for the Company and its Affiliates; provided, however, that transfers between the Company and an Affiliate or between Affiliates, and approved leaves of absence shall not be deemed such a termination; and provided further that to the extent required for exemption from or compliance with Section 409A, termination of employment shall mean a "separation from service" within the meaning of Section 409A.

14.   RELATED EMPLOYMENT.

For the purposes of the Plan, "Related Employment" shall mean the employment or performance of services by an individual for an employer that is neither the Company nor an Affiliate; provided that (a) such employment or performance of services is undertaken by the individual at the request of the Company or an Affiliate, (b) immediately prior to undertaking such employment or performance of services, the individual was employed by or performing services for the Company or an Affiliate or was engaged in Related Employment as herein defined and (c) such employment or performance of services is in the best interests of the Company and is recognized by the Committee, in its discretion, as Related Employment for purposes of this Paragraph 14. The death or disability of an individual during a period of Related Employment as herein defined shall be treated, for purposes of this Plan, as if the death or onset of disability had occurred while the individual was employed by or performing services for the Company or an Affiliate.

15.   DILUTION AND OTHER ADJUSTMENTS

(a)   In the event of any change in the outstanding Common Shares of the Company by reason of any corporate transaction or change in corporate capitalization such as a stock split, stock dividend, split-up, split-off, spin-off, recapitalization, merger, consolidation, rights offering, reorganization, combination, consolidation, subdivision or exchange of shares, a sale by the Company of all or part of its assets, any distribution to shareholders other than a normal cash dividend, partial or complete liquidation of the Company or other extraordinary or unusual event, the Committee or Board, as applicable, shall make such adjustment in: (i) the class and aggregate number of Common Shares that may be delivered under the Plan as described in Paragraph 4(c) and the individual Award maximum limits under Paragraphs 4(d) and 4(g); (ii) the class, number and exercise price of outstanding Stock Options; (iii) the class, number and exercise price of outstanding Stock Appreciation Rights; and (iv) the class and number of shares subject to any other Awards granted under the Plan (provided that the number of shares of any class subject to Awards shall always be a whole number), as may be determined to be appropriate by the Committee or Board, as applicable, and such adjustments shall be final, conclusive and binding for all purposes of the Plan.

(b)   In the event of any merger, consolidation or similar transaction as a result of which the holders of Common Shares receive consideration consisting exclusively of securities of the surviving entity (or the parent of the surviving entity) in such transaction, the Committee or Board, as applicable, shall, to the extent deemed appropriate by the Committee or Board, as applicable, adjust each Award outstanding on the date of such merger, consolidation or similar transaction so that it pertains and applies to the securities which a holder of the number of shares of Common Stock subject to such Award would have received in such merger, consolidation or similar transaction.

(c)   In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets (on a consolidated basis), (iii) a merger, consolidation or similar transaction involving the Company in which the holders of Common Shares receive securities and/or other property, including cash, other than shares of the surviving entity in such transaction (or the parent of such surviving entity), the Committee or Board, as applicable, shall, to the extent deemed appropriate by the Committee or Board, as applicable, have the power to provide for the exchange of each Award (whether or not then exercisable or vested) for an Award with respect to (A) some or all of the property which a holder of the number of Common Shares subject to such Award would have received in such transaction or (B) securities of the acquirer or surviving entity (or parent of such acquirer or surviving entity) and, incident thereto, make an equitable adjustment as determined by the Committee or Board, as applicable, in the exercise price of the Award, or the number of shares or amount of property subject to the Award or provide for a payment (in cash or other property) to the

participant to whom such Award was granted in partial consideration for the exchange of the Award; provided, however, that in the event that the acquirer does not agree to the assumption or substitution of Awards in the foregoing manner, the Committee shall, to the extent deemed appropriate by the Committee or Board, as applicable, have the power to cancel, effective immediately prior to the occurrence of such event, each Award (whether or not then exercisable or vested), and, in full consideration of such cancellation, pay to the participant to whom such Award was granted an amount in cash, for each Common Share subject to such Award, equal to the value, as determined by the Committee or Board, as applicable, of such Award, provided that with respect to any outstanding Stock Option or Stock Appreciation Right such value shall be equal to the excess of (A) the value, as determined by the Committee or Board, as applicable, of the property (including cash) received by the holder of a Common Share as a result of such event over (B) the exercise price of such Stock Option or Stock Appreciation Right and that no change to the original timing of payment will be made to the extent it would result in a tax under Section 409A.

16. CHANGE IN CONTROL.

The Committee (or Board as applicable) may provide in the Award Agreement for provisions relating to a "change in control" of the Company (as such term is defined in the Award Agreement), including without limitation the acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an Award; provided that, in addition to any other conditions provided for in the Award Agreement:

(a) any acceleration of the exercisability, vesting or settlement of, or the lapse of restrictions or deemed satisfaction of performance objectives with respect to, an Award in connection with a change in control may occur only if (i) the change in control occurs and (ii) either (A) the employment of the participant is terminated (as set forth in the Award Agreement) (i.e., "double-trigger") or (B) the acquirer does not agree to the assumption or substitution of outstanding Awards;

(b) with respect to any Award granted under the Plan that is earned or vested based upon achievement of performance objectives (included but not limited to Performance Grants), any amount deemed earned or vested in connection with a change in control or associated termination of employment shall be based upon the degree of performance attainment and/or the period of time elapsed in the performance period as of the applicable date; and with respect to any Award that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provides for an accelerated payment in connection with a change in control (whether or not in conjunction with a termination of employment), "change in control" shall mean a "change in the ownership of a corporation," a "change in the effective control of a corporation" or a "change in the ownership of a substantial portion of a corporation" within the meaning of Section 409A for purposes of such accelerated payment provision.

17. DESIGNATION OF BENEFICIARY BY PARTICIPANT

A participant may designate a beneficiary to receive any payment to which he may be entitled in respect of any Award under the Plan in the event of his death in a manner determined by the Committee in its discretion. If no designated beneficiary survives the participant and is living on the date on which any amount becomes payable to such participant's beneficiary, such payment will be made to the legal representatives of the participant's estate, and the term "beneficiary" as used in the Plan shall be deemed to include such person or persons. If there is any question as to the legal right of any beneficiary to receive a distribution under the Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the participant, in which event the Company, the Board and the Committee and the members thereof will have no further liability to anyone with respect to such amount.

18. MISCELLANEOUS PROVISIONS.

(a) No loans from the Company or any Affiliate to a participant shall be permitted in connection with the Plan.

(b) No employee or other person shall have any claim or right to be granted an Award under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such eligible individuals are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or perform services for the Company or any Affiliate, and the right to terminate the employment of or performance of services by any participant at any time and for any reason is specifically reserved.

(c) (i) No participant or other person shall have any right with respect to the Plan, the Common Shares reserved for issuance under the Plan or in any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the recipient and all the terms, conditions and provisions of the Plan and the Award applicable to such recipient (and each person claiming under or through him) have been met.

(ii) Unless otherwise determined by the Committee in its discretion, a participant to whom a grant of Stock Options, Stock Appreciation Rights, Performance Grants or any other Award is made (and any person succeeding to such a participant's rights pursuant to the Plan) shall have no rights as a shareholder with respect to any Common Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date of the issuance of a stock certificate to him or the entry on his behalf of an uncertificated book position on the records of the Company's transfer agent and registrar for such Common Shares or other instrument of ownership, if any. Except as provided in Paragraph 15, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such book entry is made or a stock certificate or other instrument of ownership, if any, is issued.

(d) An Award and a participant's rights and interest under the Award, may not be sold, assigned or transferred, hypothecated or encumbered in whole or in part either directly or by operation of law or otherwise (except in the event of a participant's death) including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, that the Committee may allow a participant to assign or transfer without consideration an Award to one or more members of his immediate family, to a partnership of which the only partners are the participant or members of the participant's immediate family, to a trust established by the participant for the exclusive benefit of the participant or one or more members of his immediate family or pursuant to a domestic relations order (as defined in the Code).

(e) No Common Shares, property, or other forms of payment shall be issued hereunder with respect to any Award unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state, local and foreign legal, securities exchange and other applicable requirements. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended, of any Common Shares to be issued hereunder or to effect similar compliance under any state or local laws.

(f) The Company and its Affiliates shall have the right to deduct from any payment made under the Plan the federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. In accordance with rules and procedures established by the Committee, the required withholding obligations may be settled with Common Shares, including Common Shares that are part of the Award that gives rise to the withholding requirement (up to the participant's minimum required tax withholding rate or such other rate that will not trigger a negative accounting impact). It shall be a condition to the obligation of the Company to issue Common Shares, property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under the Plan, that the participant (or any beneficiary or person entitled to act) pay to the Company, upon its demand, such amount as may be requested by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, the Company may refuse to issue Common Shares, property, or other forms of payment, or any combination thereof. Notwithstanding anything in the Plan to the contrary, the Committee may, in its discretion, permit an eligible participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Shares, property, or other forms of payment, that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a Fair Market Value equal to the amount of such taxes).

(g) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the Plan, and the rights to the payment of Awards shall be no greater than the rights of the Company's general creditors.

(h) By accepting any Award or other benefit under the Plan, each participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

(i) Although the Company may structure an Award to qualify for favorable federal, state, local or foreign tax treatment, or to avoid adverse tax treatment, no person connected with the Plan in any capacity, including, but not limited to, the Company and its directors, officers, agents and employees, makes any representation, commitment or guarantee that any intended tax treatment will be applicable with respect to any Award under the Plan, or that such tax treatment will apply to or be available to a participant or his or her beneficiary. Furthermore, the existence of an Award shall not affect the right or power of the Company or its shareholders to take any corporate action, regardless of the potential effect of such action on the tax treatment of an Award under the Plan.

(j) Unless the context indicates otherwise, references to "Paragraphs" in the Plan refer to Paragraphs of the Plan.

(k) In the Plan, the use of the masculine pronoun shall include the feminine and the use of the singular shall include the plural, as appropriate.

(l) Headings of Paragraphs herein are inserted only for convenience of reference and are not to be considered in the construction of the Plan.

(m) If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (i) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid or enforceable and as so limited shall remain in full force and effect, and (ii) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect.

(n) The validity, construction, interpretation, administration and effect of the Plan, and of its rules and regulations, and rights relating to the Plan and to Awards granted under the Plan, shall be governed by the substantive laws, but not the choice of law rules, of the State of New York.

(o) Awards granted under the Plan are intended to comply with or be exempt from Section 409A and shall be administered in a manner that is intended to comply with or be exempt from Section 409A (and thus avoid the imposition of any tax under Section 409A) and shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral

thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A and the American Express Section 409A Compliance Policy, as amended from time to time, and any successor policy thereto, except as otherwise determined by the Committee. Unless the Committee determines otherwise, any provision of the Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail compliance with or exemption from Section 409A shall be amended to comply with or be exempt from Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A.

19. PLAN TERMINATION.

The Plan may be suspended in whole or in part at any time and from time to time by the Board. This Plan shall terminate upon the earlier of the following dates or events to occur: (a) upon the adoption of a resolution of the Board terminating the Plan; or (b) May 6, 2034. No termination of the Plan shall materially alter or impair any of the rights or obligations of any person, without his consent, under any Award theretofore granted under the Plan, except that subsequent to termination of the Plan, the Committee may make amendments permitted under Paragraph 11.

20. SHAREHOLDER ADOPTION.

The Plan was initially adopted by the Board in February 2016, and approved and adopted by the shareholders on May 2, 2016. The first amendment and restatement of the Plan was subsequently adopted by the Board in March 2020, and approved and adopted by the shareholders on May 5, 2020. The second amendment and restatement of the Plan was approved by the Board in March 2024, and shall be submitted to the shareholders of the Company for their approval and adoption at a meeting to be held on or about May 6, 2024, or at any adjournment thereof. The shareholders shall be deemed to have approved and adopted the second amendment and restatement of the Plan only if it is approved and adopted at a meeting of the shareholders duly held by vote taken in the manner required by the laws of the State of New York.

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AMERICAN EXPRESS

American Express Company
200 Vesey Street
New York, NY 10285